23

07022903

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lanxess

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2007
THOMSON FINANCIAL

FILE NO. 82- 34846 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 4/26/07

TRANS

ANNUAL REPORT 2006



FORMATION

LANXESS
Energizing Chemistry

Chemical Intermediates

Market position

The operations that LANXESS combines in its Chemical Intermediates segment make it one of the world's leading suppliers of basic and fine chemicals and inorganic pigments. Its core competencies lie in the production and marketing of industrial and fine chemicals, and in research and development in these fields.

< €200 million	€200-500 million	> €500 million
–	• Saltigo (formerly Fine Chemicals) • Inorganic Pigments	• Basic Chemicals

Objectives for 2007

We aim to continue growing profitably, above all on the basis of the strong platform we have created. To this end, we intend to consistently improve our productivity and exploit the ongoing trend for outsourcing in the chemical industry. We also aim to benefit from further consolidation in North America and Europe. One particular area of focus is our expansion program in Asia. We want to ensure that our products are present in the rapidly developing segments of these growth markets.

Chemical Intermediates	2005	2006	Change
€ million			in %
Sales	1,535	1,533	(0.1)
Shares of Group sales	21.5%	22.1%	
EBITDA*	211	245	16.1
EBITDA margin*	13.7%	16.0%	
Capital expenditures	59	45	(23.7)
Employees	3,353	3,658	9.1

* pre exceptionals

Performance Chemicals

Market position

LANXESS's Performance Chemicals segment combines all the Group's application-oriented activities in the field of process and functional chemicals. With strong brands, we rank among the world's leading producers. Our major strengths include a global sales and service network, outstanding product quality and high innovative capability.

< €200 million	€200-500 million	> €500 million
• Ion Exchange Resins • Material Protection Products • Textile Processing Chemicals[1]	• Functional Chemicals • Leather • Rhein Chemie • Rubber Chemicals	–

Objectives for 2007

We aim to expand our positions through further growth in profitable businesses. To this end, we will consistently and sustainably adapt our structures to market needs. We will also align our problem-solving competencies to meet customer requirements, exploiting the trend towards sustainable products. One main focus will be on growing our business in Asia, where we aim to build and expand our position in high-quality market segments.

1) divested effective December 31, 2006

Performance Chemicals	2005	2006	Change
€ million			in %
Sales	1,977	1,812	(8.3)
Shares of Group sales	27.6%	26.0%	
EBITDA*	212	220	3.8
EBITDA margin*	10.7%	12.1%	
Capital expenditures	61	55	(9.8)
Employees	4,743	3,891	(18.0)

* pre exceptionals

Employees by Region

in %



12.4
18.7
50.1
18.8

● Germany (8,263*)
O Americas (3,094*)
EMEA excluding Germany (3,083*)
● Asia-Pacific (2,041*)

Sales by Segment

in %



1.7
26.0
25.6
24.6
22.1

● Performance Rubber
Engineering Plastics
● Chemical Intermediates
O Performance Chemicals
● Other/Consolidation

* number of employees as of December 31, 2006

Performance Rubber

Market position

Our Performance Rubber segment brings together all the activities of the LANXESS Group in the production and marketing of rubber. We are global technology leaders in this field, offering a broad and innovative portfolio of products that hold leading positions on the international market. For example, LANXESS is among the world's leading manufacturers of butyl and polybutadiene rubber, used mainly for the production of car and truck tires.

< €200 million	€200-500 million	> €500 million
–	• Polybutadiene Rubber	• Butyl Rubber • Technical Rubber Products

Objectives for 2007

LANXESS is focusing on high-performance synthetic rubber applications with high growth potential. We intend to participate in this growth by expanding our capacities, both for butyl rubber in Sarnia and Zwijndrecht and for chloroprene rubber in Dormagen. Also, we aim to continue the consistent improvement of our cost situation.

Engineering Plastics

Market position

The Engineering Plastics segment makes LANXESS one of the world's leading players in the field of polymers. Principal applications for our high-performance plastics are in household appliances, automotive engineering, electronics and electrical engineering, and medical equipment. Our high-tech Durethan®, Pocan® and Lustran® plastics are strong brands with significant potential for growth and innovation.

< €200 million	€200-500 million	> €500 million
	–	• Semi-Crystalline Products • Lustran Polymers (formerly Styrenic Resins)

Objectives for 2007

We will continue to consistently restructure and optimize where it is expedient to do so. Our goal is to achieve competitive cost structures at all our sites, including those in the industrial nations. We aim to focus on our business with high-tech products, thus strengthening our brands worldwide. By offering our customers new developments, we will help them find solutions to the technological challenges they face, at the same time tapping new and profitable market segments.

Performance Rubber	2005	2006	Change
€ million			in %
Sales	1,678	1,776	5.8
Shares of Group sales	23.5%	25.6%	
EBITDA*	214	248	15.9
EBITDA margin*	12.8%	14.0%	
Capital expenditures	75	89	18.7
Employees	3,119	2,967	(4.9)

* pre exceptionals

Engineering Plastics	2005	2006	Change
€ million			in %
Sales	1,737	1,703	(1.7)
Shares of Group sales	24.3%	24.6%	
EBITDA*	66	103	56.1
EBITDA margin*	3.8%	6.0%	
Capital expenditures	45	63	40.0
Employees	3,479	2,814	(19.1)

* pre exceptionals

Group Indicators

Sales by Region

in %


17.7
33.3
23.2
25.8
● EMEA (excluding Germany)
Americas
● Germany
O Asia-Pacific

Non-Current Assets by Region

in %


5.5
24.2
45.9
24.4
● Germany
O Americas
EMEA (excluding Germany)
● Asia-Pacific

Key Data	2005	2006	Change
€ million			in %
Sales	7,150	6,944	(2.9)
EBITDA pre exceptionals	581	675	16.2
EBITDA margin pre exceptionals	8.1%	9.7%	–
EBITDA	341	638	87.1
Operating result (EBIT) pre exceptionals	332	421	26.8
Operating result (EBIT)	28	376	> 100
Net income (loss)	(63)	197	n.a.
Earnings per share (€)	(0.75)	2.33	n.a.
ROCE	12.9%	15.9%	
Cash flow from operating activities	624	409	(34.5)
Depreciation and amortization	313	262	(16.3)
Capital expenditures	251	267	6.4
Total assets	4,341	4,205	(3.1)
Equity (including minority interest)	1,256	1,428	13.7
Equity ratio	28.9%	34.0%	
Pension provisions	497	520	4.6
Net financial liabilities	680	511	(24.9)
Employees (as of December 31)	18,282	16,481	(9.9)

This annual report contains forward-looking statements based on current assumptions and forecasts made by LANXESS AG management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.



Our mission

Today we are a strong and well-established chemicals enterprise with a global reach that is achieving success in its businesses. The time has now come to redefine our objectives. We do not intend to stand by and watch the consolidation of our industry from the sidelines. LANXESS aims to be a chemicals group of global rank with German roots.

TRANS

CONTENTS

FORMATION



What we do

We aim to build on demonstrated strengths, working with courage and creativity, daring also to accept that less may be more. The chemical industry thrives on the infinite scope for transformation. The LANXESS story, too, is a story of transformation. In less than three years we have succeeded in creating an entirely new enterprise. It is a story we are still writing. The next chapter starts here ....

LANXESS
Energizing Chemistry



Ladies and Gentlemen,

Fiscal 2006 was a successful year for the LANXESS Group in every way. Our business operations met all financial targets in full. We also progressed faster than planned with the implementation of our Group strategy and set the course for the future in important respects. And we announced our first acquisition just before year end.

When we first presented our equity story in November 2004, little more than two years ago, hardly anyone expected LANXESS to be so successful in such a short time. Now it is abundantly clear that we did the right thing at that time by speedily and rigorously charting a course toward a future that is challenging, but also full of opportunity. The management and staff of LANXESS have addressed all the challenges head-on, while at the same time consistently working to implement the four phases of our Group strategy:

- Phase one – short-term measures aimed at quickly improving corporate performance, such as implementing a strict "price before volume" strategy;
- Phase two – the targeted restructuring of low-margin or loss-making operations. We have launched four programs that are yielding significant savings;
- Phase three – active portfolio management. We are seeking partners for, or will divest, businesses that cannot generate satisfactory earnings in the foreseeable future as part of the LANXESS Group. We have already successfully made three major portfolio adjustments. However, streamlining our portfolio remains an ongoing task and a top priority for the future.
- And now, to ensure our company's long-term viability, we are addressing phase four – selective acquisitions. Shortly before the end of 2006, we were able to take action to strengthen our leather chemicals business. This means that just two years after the company's founding, the LANXESS Group has turned the corner toward achieving additional growth through acquisitions.

In 2006, we again proved that a company can be successful, even from a very difficult starting position, if it has the right strategy and pursues it rigorously. The conducive business environment for the chemical industry also helped us to significantly improve our financial performance. Our principal earnings ratio, EBITDA pre exceptionals, rose by 16.2 percent from the previous year to €675 million. This figure is at the upper end of our target range for 2006 of €660 million to €680 million. The EBITDA margin pre exceptionals improved by 1.6 percentage points to 9.7 percent.

This means we also reached the target margin of 9 percent to 10 percent that we had set in fall 2004 for the end of 2006.

The 26.8 percent increase in EBIT pre exceptionals, to €421 million, is also very pleasing. And in 2006 we turned a net loss of €63 million for 2005, which was caused by high restructuring charges, into net income of €197 million. Viewed against the decline in sales due to portfolio adjustments and shifts in exchange rates, these improved earnings show quite clearly that with the numerous measures we have implemented to sustainably improve our performance, the business is on the right track and gaining momentum.

As our stockholders, you should naturally share in the fruits of last year's very satisfactory business performance. LANXESS's Management Board and Supervisory Board will therefore propose to the Annual Stockholders' Meeting on May 31, 2007 that stockholders be paid the company's first dividend of €0.25 per share from the income of LANXESS AG.

The encouraging performance of our business has also been reflected in the price of LANXESS stock, which rose by almost 60 percent during the year, significantly outperforming the DAX and MDAX. The substantial appreciation of our stock by international standards reflects investors' trust in LANXESS's management and strategy. We also considerably outperformed the Dow Jones STOXX 600 Chemicals℠ index, which rose by almost 22 percent on the year.

However, we certainly will not remain content with the successes we scored in 2006. On the contrary, they encourage us to continue driving forward LANXESS's development at a rapid pace. We are now a true global player capable of actively participating in chemical industry consolidation and instilling new momentum into the entire sector.

The successful restructuring of our business shows we have the skills to do this. The time has now come to apply our expertise to third-party chemical businesses as well.

In this respect we will focus on areas that reinforce our own position and enable us to achieve profitable organic growth. Three alternatives are possible:

- Acquisition of individual small or medium-sized operations in order to strengthen our company in areas where we already have a competitive advantage and are generating good earnings.
- Acquisition of chemicals businesses to broaden our portfolio.
- Acquisition of companies or businesses whose potential has not yet been fully developed.

Any acquisitions must be in line with the Group's overall alignment. This focus will not change.

Our structure and our portfolio, however, are not cast in stone. We need the flexibility to quickly align our business to international market and industry trends. In addition, systematic efficiency improvement is an ongoing task in view of heightening competition. We will therefore maintain strict spending discipline and select our investments according to their earnings potential.

Against the backdrop of our successes to date in restructuring and reorganizing the Group, we presented our updated strategy last fall, along with new and ambitious targets for 2009. After that we will no longer operate businesses with margins of under 5 percent, and we aim for the Group's overall margin to equal that of our competitors. The goal is simple: LANXESS wants to be among the leaders.

Once again, these are very ambitious plans. But I am certain that, as in the past, we will bring them to fruition by mobilizing all the resources at our disposal. By stepping up the pace and making acquisitions, we will move toward higher profitability and thereby create sustained growth momentum.

You can see how much is happening at LANXESS. We have every reason to look to the future with confidence. Our success proves that transformation is possible. Chemical companies can be managed profitably, even in Germany, if we all pull together and do what is needed to ensure long-term success. That includes the international investment and projects that are necessary to create value for the entire enterprise. And that added value not only benefits our stockholders but, combined with our investment in Germany, also helps to safeguard jobs here and enhance our competitiveness.

Our stated objective is to create a chemicals group of global rank with German roots.

On behalf of the entire Management Board, I want to thank all LANXESS employees around the world for their hard work during the past year. We have reached a point where we can all look back with pride on what we have accomplished. Our impressive achievements to date have only been possible thanks to the dedication of all our employees.

And I want to thank you, our stockholders, for the confidence you showed in our company, its management and its employees in 2006. We will continue doing everything in our power to ensure that LANXESS remains an attractive investment.

Yours sincerely,



Management

Dr. Rainier van Roessel

Member of the Management Board
Rainier van Roessel was born on August 4, 1957 in Oisterwijk in the Netherlands. He studied business administration at the University of Cologne, obtaining his doctorate in 1988. In the same year he joined Bayer AG. When the LANXESS organization was set up in 2004, he became Head of the Rubber Chemicals business unit, and in June 2006 he was additionally appointed Managing Director of LANXESS N.V., Antwerp, Belgium. Rainer van Roessel was appointed to the LANXESS AG Management Board on January 1, 2007. He is married with three children.

Matthias Zachert

Chief Financial Officer
Matthias Zachert was born in Bonn on November 8, 1967. After completing a commercial apprenticeship in industry, he studied business administration, spending periods abroad in the United States and France. After that he held a number of senior positions with Hoechst and Aventis, where in 2000 he was appointed CFO of the International Region of Aventis Pharma. In 2002 Zachert joined Kamps as Financial Director. He was appointed Chief Financial Officer of LANXESS AG in September 2004. Matthias Zachert is married.



Dr. Axel Claus Heitmann

Chairman of the Management Board
Axel Heitmann was born in Hamburg on October 2, 1959. After graduating in chemistry from Hamburg University and Southampton University, United Kingdom, and obtaining his Ph.D., Heitmann joined Bayer AG in 1989. Following a succession of international assignments for Bayer, he was appointed Chairman of the LANXESS AG Management Board in September 2004. Axel Heitmann is married with two children.

Dr. Martin Wienkenhöver

Member of the Management Board, Industrial Relations Director
Martin Wienkenhöver, born on August 1, 1956 in Tecklenburg, studied chemistry at Münster University. He started his career in the Dyestuffs Division of Bayer AG in 1985. After holding various positions with Bayer in Germany and abroad, Wienkenhöver became General Manager of the Basic and Fine Chemicals Business Group in 1999. He was appointed a member of the Management Board of LANXESS AG in September 2004. Martin Wienkenhöver is married with four children.

Dr. Ulrich Koemm

Member of the Management Board
Ulrich Koemm was born in Munich on October 20, 1950. After graduating in chemistry and obtaining his Ph.D. from Munich Technical University, he first worked as a scientific assistant at Kaiserslautern University. In 1980 Koemm joined Bayer AG, where he last served as General Manager of the Coatings and Colorants Business Group. He was appointed to the LANXESS AG Management Board in September 2004. Ulrich Koemm is married with four children.



+++ 2006 +++ 2006 +++ 2006 +++ 200


LUSTRAN POLYMERS
saltigo

February 15

+++ Saltigo is launched +++

The Fine Chemicals business unit becomes Saltigo, an independent, wholly owned LANXESS subsidiary. The new company develops, manufactures and markets customized solutions for the pharmaceutical, agrochemical and specialty chemicals industries.

February 28

+++ LANXESS successfully closes sale of Fibers business unit +++

Asahi Kasei Fibers Corporation (AKF), Japan, acquires the Dorlastan fibers business together with all production facilities in Dormagen, Germany and Bushy Park, South Carolina, United States.

March 31

+++ Divestment of Paper business unit successfully completed +++

Following regulatory approval, Finnish chemical group Kemira Oyj acquires the paper chemicals business effective March 31, 2006.

April 4

+++ LANXESS announces restructuring package III +++

Measures announced for the Polybutadiene Rubber, Butyl Rubber, Inorganic Pigments and Styrenic Resins business units are designed to give LANXESS further savings of about €50 million a year by 2009.

May 15

+++ LANXESS receives first credit rating from Fitch +++

"BBB" rating and stable outlook is one notch higher than the existing "Baa3" and "BBB–" ratings from Moody's and Standard & Poor's, respectively.

August 16

+++ LANXESS announces details of restructuring package IV +++

LANXESS's fourth restructuring package is designed to save an additional €50 million annually by 2009. The package primarily comprises two major projects: efficiency improvement at the Antwerp site and the adjustment of administrative service functions.

+++ LANXESS narrows earnings guidance for full year 2006 +++

As the restructuring measures initiated are being implemented faster than planned, LANXESS narrows its earnings forecast for the full year 2006. EBITDA pre exceptionals is expected to come in at between €660 million and €680 million.

++ 2006 +++ 2006 +++ 2006 +++ 2006



August 30

+++ Styrenic Resins becomes Lustran Polymers +++

The renaming symbolizes the key role of the business unit's flagship product Lustran® and is a result of the unit's recent refocus on ABS specialties and colored grades.

September 14–15

+++ First Investor Conference and Media Day +++

At international media and investor conferences in Leverkusen, the LANXESS Management Board presents the ongoing development of its business model and newly formulated earnings targets for 2009.

November 10/December 29

+++ LANXESS announces divestment of Textile Processing Chemicals +++

Dutch investor Egeria and part of the business unit's management acquire all the unit's activities outside of North America. The North American operations are sold to StarChem, a producer of textile and specialty chemicals.

December 12

+++ Changes on LANXESS Management Board +++

Management Board Chairman Dr. Axel C. Heitmann is confirmed in office for a further five-year period effective July 1, 2007. The contract of Chief Financial Officer Matthias Zachert is also renewed for five years effective the same date. Dr. Rainier van Roessel, who has Dutch nationality, is newly appointed to the Management Board. The terms of office of Management Board members Dr. Martin Wienkenhöver and Dr. Ulrich Koemm expire in spring 2008.

December 14

+++ Acquisition by LANXESS in South Africa +++

LANXESS makes the first acquisition in its history with the purchase of the chrome chemicals activities of the Dow Chemical Group in South Africa. With legal and economic effect from February 1, 2007, LANXESS acquires Dow's 50% interest in Chrome International South Africa Ltd. (CISA), the remaining 50% of which it already owns.

LANXESS – a driving force in the chemical industry

Since its stock market listing in January 2005, LANXESS has quickly established itself as a new global enterprise and a major player in the chemicals sector. That meant addressing a great many tasks and overcoming numerous hurdles. To do this, we developed the comprehensive four-phase corporate strategy that was presented in detail in the two previous annual reports.

Today we can say that this strategy is paying off. LANXESS has already made very good headway. That is reflected both in our financial data and in the implementation of the strategic actions we announced. We would therefore like to provide a detailed overview of the measures already adopted, those planned for the future, and some of the many measurable results already achieved. We will also outline our mid-term goals.

Transformation is the thread running right through this Annual Report, which provides answers to the following questions:
- Where are we coming from?
- What have we accomplished so far?
- Where do we stand today?
- Where are we headed?

The first question is easy enough to answer: the spin-off of Bayer's chemicals activities and part of its polymers business created a new leader in chemicals almost overnight. LANXESS possesses a wealth of expertise and more than 140 years' experience in the chemicals sector. However, the new company also included many unprofitable businesses across a wide range of chemical activities. Although it ranked among the market leaders in many areas, LANXESS could not have survived long-term in its original structure.

We therefore devised a four-phase strategy comprising performance improvements, restructuring, portfolio optimization and acquisitions. Our ultimate aim is to achieve profitable growth in our markets. For example, we are systematically exploiting growth opportunities in Asia and continuing to expand our activities in China. The accelerated pace of sales growth in South Korea has prompted us to establish our own subsidiary in that country too. But we are also making substantial investments in Germany. Further details can be found in the segment chapters starting on page 16.

It is the successful implementation of the first three phases of our strategy that gives us the financial headroom for the ambitious acquisitions phase. The first acquisition in our history was announced in December 2006. This transaction, involving our Leather business unit in South Africa, is explained later in this chapter.

Our achievements to date can be most easily illustrated by looking at the four phases of our strategy program.

Creating Value – Step by Step


EBITDA margin target
Short-term
Medium-term
Long-term
Portfolio
Costs
Acquisitions
consolidate our own position and facilitate profitable growth.
Portfolio adjustments
boost liquidity in two ways:
• through concentration on more profitable businesses;
• through divestment proceeds.
Rigorous restructuring
safeguards future liquidity flows by restoring low-earning businesses to profitability. If pre-determined performance criteria are not met, these businesses are placed into a partnership or sold.
Performance improvements
boost operational efficiency to directly create liquidity.
Constant goal: selective organic growth in profitable markets

Improving performance

All business activities at LANXESS, without exception, remain under constant scrutiny from the performance viewpoint. The head of each business unit bears full responsibility for its global performance, competing internally for resources – and for success – like an independent entrepreneur.

In fiscal 2005 we adopted a range of targeted measures to reduce costs and raise efficiency. One key aspect was the introduction of our "price before volume" strategy, which we continue to apply rigorously. It means that in some cases we deliberately refrain from accepting low-margin business if that improves our earnings position. At the same time, we aim for selective growth in high-margin businesses.

To sustainably boost performance we have also defined extensive projects in a number of business units to drive forward the systematic realignment of LANXESS. At the operational level these focus on production processes, sales structures, working capital, and the planning and allocation of our capital expenditures. In the latter area, for example, new processes facilitate far more selective spending. We are systematically strengthening profitable businesses, while ceasing investment in unprofitable activities.

LANXESS has also introduced new controlling and reporting tools, increased its financial headroom and improved its financial risk management. For example, it is very important in our industry to carefully manage exposure to fluctuations in exchange rates and energy prices. We have therefore defined and implemented a risk management system in these areas that is tailored to our business needs. That makes LANXESS far less vulnerable than before to the high currency and energy-price volatility we may encounter.

Overall, the activities outlined here have raised our profitability and lessened our vulnerability to economic ups and downs, thus enhancing LANXESS's stability over the entire business cycle.

Targeted restructuring

There are three options for restructuring: internal measures to restore profitability, transferring activities to a new partnership, or closure. So far, we have chosen the hardest route – internal restructuring – in most cases. Four restructuring packages have been initiated so far, with some projects being completed ahead of schedule.

We embarked on our **first package of restructuring measures** in early June 2005. This concerned two particularly low-earning operations: Lustran Polymers (formerly Styrenic Resins) and Saltigo (formerly Fine Chemicals). Our action has strengthened these operations and made them more successful. Saltigo is now an independent, wholly owned subsidiary of LANXESS. Business processes at Lustran Polymers have been streamlined, and its European and South American activities are being concentrated in Tarragona, Spain. The realignment of these business units is proceeding on schedule and has already improved their performance.

The **second restructuring package**, which was introduced in August 2005, included the restructuring of the Technical Rubber Products business unit. This mainly affected the site at La Wantzenau in France and was successfully completed at the end of the first quarter of 2006. We also closed down some smaller sites and consolidated some unprofitable ones, especially in the United States and Europe. The main business units affected by this were Inorganic Pigments, Leather and Rhein Chemie. All these measures are generating the expected improvement in earnings, in some cases sooner than anticipated.

In 2005 the profitable portion of our sales rose to 45%, a significant increase compared with the previous year, when it was just 30%. However, around 25% of our sales remained unprofitable, while the profitability of a further 30% was unsatisfactory.

That is why we are driving forward the restructuring of the Group and will not reduce the pace of change. In April 2006 we announced far-reaching measures for the following business units forming our **third restructuring package**:

- Polybutadiene Rubber business unit: streamlining of business and production processes at the Orange, Texas, site in the United States and at Port Jérôme in France.
- Butyl Rubber business unit: plant consolidation and process optimization at Zwijndrecht, Belgium.
- Inorganic Pigments business unit: consolidation of pigments production at Porto Feliz in Brazil.
- Lustran Polymers business unit: shutdown of unprofitable production facilities in Camaçari, Brazil; relocation of the marketing and sales organizations in the United States from Pittsburgh to Addyston, Ohio; further asset consolidation and process optimization in the United States.

Since further action was necessary to raise the global competitiveness of Lustran Polymers, a project team comprising internal and external experts was set up in April 2006 to develop proposals for further improvements as quickly as possible. At the end of August we announced the renaming of the Styrenic Resins business unit to Lustran Polymers effective October 1, 2006. The change of name reflects the importance of the flagship brand Lustran® and the business unit's previously accomplished repositioning to focus on ABS specialties and pre-colored plastics grades. The effectiveness of these measures is apparent from the higher profitability already recorded.

Despite what has already been achieved, the earnings performance of Lustran Polymers still needs to be improved further. Therefore, following the conclusion of extensive expert analysis in the coming months, LANXESS will be looking for suitable solutions for this business unit. All conceivable options will be considered and LANXESS will select the best of these on the basis of the analysis findings.

In mid-2006 we initiated our **fourth restructuring package**. Managers worldwide had been asked to identify further efficiency improvement and savings potentials and submit plans for their realization. This resulted in the following projects, which are already under way:

- long-term strengthening of the Antwerp site and
- action to cut costs and raise efficiency in the Technical Services group function.

The Antwerp site has always been very important for LANXESS. To ensure things stay that way, we have launched a project to strengthen this site's competitiveness by addressing necessary process optimization and efficiency improvements. In future, the three production plants at the Antwerp site will operate as organizationally separate business lines. This new organizational structure provides closer links between the plants and their respective business units so they can respond faster and more flexibly to changes in market conditions and customer requirements.

Like the operational business units, our administrative service units are also being reviewed. There was a special need for action at Technical Services, one of the largest group functions at LANXESS. This unit's wide range of maintenance and related services had to be placed on a more competitive footing. As well as cutting costs, it was imperative to increase efficiency and flexibility. By the end of November a practicable solution for the realignment of Technical Services had been agreed with the Works Council, involving the transfer of Technical Services to a separate legal entity with new worktime and service models.

Another project within the fourth restructuring package centers on raising the competitiveness of plasticizer production in the Functional Chemicals business unit. In the mid-term, production facilities will be consolidated to achieve this end.

Implementation of all these restructuring measures has brought a substantial reduction in fixed costs, in some cases already improving earnings for 2006. Up to the end of 2006, cost savings of some €65 million had already been achieved. By 2009, all four restructuring packages together should result in annual savings of €250 million. This figure is adjusted for the effects of restructuring measures in businesses which have since been divested.

Our extensive restructuring packages are complemented by a range of other activities, such as the realignment of the Material Protection Products business unit. This unit now has a new organizational structure, with global business operations concentrated in Leverkusen. It has been divided into three separate business lines, which are closely aligned to their respective markets to increase flexibility and simplify workflows.

We will implement further restructuring projects in the current year.

Portfolio optimization

In 2005 we started to utilize the option of divesting businesses that cannot achieve adequate profitability in the long term. We found strategic investors for certain activities, which now have better long-term prospects under their new owners.

The three portfolio adjustments made in 2005 were the divestment of iSL-Chemie GmbH (a subsidiary of Rhein Chemie), the Dorlastan fibers business and the paper chemicals operations. The Dorlastan fibers business was transferred to Asahi Kasei Fibers (AKF), Japan, effective February 28, 2006. The divestment of the Paper business unit to the Finnish chemicals group Kemira became effective March 31, 2006.

A number of steps to optimize our portfolio were also undertaken in fiscal 2006. A smaller transaction carried out to enhance the Lustran Polymers business unit's focus on specialties involved the sale to BASF of part of the Lustran SAN range of plastics in Europe and South America.

In the spring we announced that we were looking for a suitable investor for the Textile Processing Chemicals business unit, as we felt that the size of these operations prevented LANXESS playing a significant role in the global consolidation of the textile chemicals sector. This business unit had been successfully restructured in previous years, leading to an improvement in its competitiveness and profitability. In November we announced that we would be divesting these activities: part of the business unit's management and the Dutch investor Egeria acquired all the Textile Processing Chemicals operations outside of North America. The legal and economic transfer of the major parts of these activities took place on December 31, 2006, with the remainder scheduled to follow during the first half of 2007.

At the end of 2006, the Textile Processing Chemicals business in North America was acquired by the U.S. company StarChem, a producer of textile and specialty chemicals. This transaction also took legal and economic effect on December 31, 2006.

These portfolio optimization steps are part of the ongoing implementation of our successful strategy. We will continue to examine opportunities for portfolio adjustments in the future.

Acquisitions

In light of the improvement in earnings and the success of our efforts to stabilize the business, our focus for the medium term is also on accelerating the pace of growth, particularly through acquisitions. We have several options in this respect:

- LANXESS could acquire small, individual chemicals businesses that strengthen our company in areas where we already have a competitive advantage and achieve good earnings.
- We could acquire chemicals businesses that broaden our existing portfolio in the basic and specialty chemicals areas or in polymers. Quite substantial acquisitions could be feasible.
- A further alternative is to purchase chemical companies or businesses whose potential could not so far be developed to the full. The transformation already accomplished at LANXESS testifies to our ability to revitalize business operations.

LANXESS intends to play an active role in the consolidation of the currently fragmented chemical industry, rather than stand by and watch from the sidelines.

However, we believe such steps have to be considered very carefully and will only make acquisitions if we know we have the expertise to make them profitable. Moreover, we intend to maintain our proven financial discipline and apply stringent selection criteria to any acquisition.

In December 2006 we made the first acquisition in our history for the Leather business unit, purchasing the remaining 50% interest in Chrome International South Africa Ltd. (CISA), South Africa, which was held by the joint venture partner Dow Chemical Group through its subsidiary Sentrachem Ltd. The acquisition gives us full control of sodium dichromate production at Newcastle, South Africa. Despite its relatively small scale, this acquisition is highly significant for LANXESS. Sodium dichromate is the main raw material for the manufacture of chrome tanning agents for the leather industry, which we market in South Africa and Argentina. The transaction took legal and economic effect on February 1, 2007.

Organic growth While the expansion we aim for is also based on possible acquisitions, our existing portfolio still harbors growth potentials that we will systematically exploit. We have identified opportunities for organic growth in the following areas in particular:

- In our Performance Rubber segment, we are experiencing steady growth in the demand for butyl rubber, which enhances several of the key properties of automotive tires. In light of the upward trend we are not only boosting production capacity by 25% but also increasing our R&D budget in this area by 60%.
- In our Engineering Plastics segment, our high-tech plastics Pocan® and Durethan®, along with our ABS specialties, are registering above-average sales growth, particularly in Asian markets. In response to this, we are expanding capacities in China and India.
- The market for synthetic active ingredients and intermediates, especially those used in the manufacture of pharmaceuticals and agricultural chemicals, is also expanding steadily throughout the world. Through the realignment of Saltigo, part of our Chemical Intermediates segment, we are extremely well placed to benefit from this trend.
- In our Performance Chemicals segment, organic growth is likely to come from, among other things, our hydrazine hydrate, with its many different uses, from our material protection products, and from leather and rubber chemicals.

Further examples of products with potential to generate organic growth are to be found in the segment chapters starting on page 16.

Clearly defined goals for 2009 So where do we stand today, and where are we headed? We made further substantial progress in realigning LANXESS in 2006. Two years ago we announced that our target was to report an EBITDA margin pre exceptionals of 9% to 10% for 2006. That we achieved – even though the operating environment became far tougher in the meantime. Over the past two years LANXESS has proven that it can manage chemicals businesses successfully through pro-active, systematic and professional restructuring.

In September 2006 – against this background – we set ourselves new, ambitious and clearly defined targets for the future, centered on the goal of a substantial improvement in our profitability for 2009. The operational target set is that all LANXESS business units should achieve an EBITDA margin pre exceptionals of at least 5% for 2009 – irrespective of the business cycle. In 2006, 20% of our businesses still fell short of this new target. We will not be subsidizing unprofitable areas to help them meet the target. Every business must structure and position itself so that it can achieve its goals unaided.

For the LANXESS Group as a whole, the goal for 2009 is to achieve an EBITDA margin pre exceptionals in line with the average for our competitors. In 2006 this was 12% to 14%. Although we have accomplished a great deal in the past two years, we cannot yet be satisfied with what we have achieved or with our progress toward closing the gap to our competitors. Given our expertise and the rigor we have already demonstrated in pursuing our goals, we are determined to bring LANXESS's profitability into line with our peers and, in doing so, make it a driving force in the chemical industry. A further goal is to retain our investment-grade rating.

PERFORMANCE



RUBBER

Business units
- Butyl Rubber
- Polybutadiene Rubber
- Technical Rubber Products

Application areas
- Car and tire industries
- Building materials
- Leisure industry
- Machine manufacturing
- Chewing gum

Production locations
- Belgium: Zwijndrecht
- Canada: Sarnia
- France: Port Jérôme and La Wantzenau
- Germany: Dormagen, Leverkusen and Marl
- U.S.A.: Orange

Top 5 products	Business unit
Bromobutyl	Butyl Rubber
Buna™ CB[BR]	Polybutadiene Rubber
Taktene®	Polybutadiene Rubber
Baypren®	Technical Rubber Products
Buna EP EPDM	Technical Rubber Products

Trade fair dates 2007

Date	Trade fair	Venue
January 17-20	Indian Rubber Expo	Chennai, India
March 27-29	Isgatec	Nuremberg, Germany
October 16-18	ACS Rubber Division Rubber Expo	Cleveland, Ohio, U.S.A.

On track for growth

The Performance Rubber segment covers all the company's activities in the production and marketing of synthetic rubber. LANXESS has many years of experience in the rubber and rubber chemicals sector, dating back to the beginning of the 20th century.

The segment comprises three business units. The Butyl Rubber business unit holds a leading position in the world market for butyl rubber, an air-impermeable material used primarily in the tire industry. The Polybutadiene Rubber business unit is a global leader in the production of polybutadiene rubber and solution-polymerized styrene-butadiene rubber. The Technical Rubber Products business unit is among the foremost suppliers of specialty elastomers and problem solutions to the world's rubber processing industry.

Transformation makes Performance Rubber stronger In the Performance Rubber segment, as in the other segments, transformation was a focus of our activities in 2006. We implemented process optimization and restructuring measures in all three business units, above all in the Technical Rubber Products business unit.

We had already initiated a number of far-reaching measures for Technical Rubber Products in October 2005 as part of the second restructuring package. These measures centered on optimizing operations at the La Wantzenau site in France, where nitrile butadiene rubber (NBR) is produced. The aim was to safeguard as many jobs as possible while achieving the substantial cost savings necessary. The project was successfully concluded at the end of the first quarter of 2006, following lengthy negotiations with the French labor unions. Starting in 2006, significant annual savings are being achieved. 83 positions have been eliminated in a socially responsible manner. Production processes at this site are to be further optimized through annual investment of €5 million. With the relocation of NBR research activities to La Wantzenau, the site is now a fully integrated NBR facility, offering production, development and customer service from a single source. Specialty grades, particularly for the North American market, will continue to be manufactured in Sarnia, Canada.

The Technical Rubber Products business unit also made a considerable investment in the chloroprene rubber (CR) production plant at the Dormagen site, where the aim was to further improve process quality and reliability. We also intend to significantly expand the capacity of the plant. Chloroprene rubber is used in adhesives for the footwear and furniture industries. The elastomer form has applications in, for example, cables, hoses and belts for the construction, electrical and automotive industries.

Our ethylene-propylene-diene rubber business was realigned at the end of 2006, with global functions merged in LANXESS Buna GmbH Marl. Our U.S. operations are also being brought together in a separate legal entity named LANXESS Buna LLC. These measures should enable us to expand our position as one of the world's leading suppliers of technical rubber to the key markets. The steps initiated so far will also increase cost transparency and thus improve cost control.

The Butyl Rubber and Polybutadiene Rubber business units have made an important contribution to further improving LANXESS's efficiency. In the Polybutadiene Rubber business unit, we have streamlined business and production operations at the U.S. site at Orange, Texas, and at Port Jérôme in France. We have increased productivity and, especially at Port Jérôme, have flexibilized production to extend the range of grades that can be manufactured there. Now that this project has been completed, we will concentrate the production of Nd-PBR for the world market at Port Jérôme and Dormagen, while at Orange the focus will



be on the co-catalyzed (A) grades. Moreover, our global production operations for solution-polymerized SBR have been consolidated at Port Jérôme. We also supply the world market with plastics modifiers (B) from there and from Orange.

The Butyl Rubber business unit has defined wide-reaching proposals for the site at Zwijndrecht, Belgium. These measures mainly involve consolidating production operations and optimizing manufacturing processes, and are currently being implemented.

In 2005, a comprehensive package of measures was resolved to expand capacities in Sarnia. These will be implemented through 2009.

We largely succeeded in improving margins in the Performance Rubber segment. In addition to the impact of the transformation measures in the individual business units, this was due primarily to our focus on ongoing product differentiation, our high quality standards and the consistent application of our "price before volume" strategy.

The segment concluded the 2006 fiscal year in much better shape. Through repositioning and restructuring, we now generate real value from our expertise.

Transformation processes also influence our markets

It is not just our company that is subject to ongoing transformation processes. Our markets, too, face regional, product and regulatory changes. A company will only continue to grow if it can respond proactively to emerging changes and is able to offer timely solutions. Below are a few examples.

The debate on carbon dioxide emissions and their effect on the environment has made reducing fuel consumption in cars a global issue. Butyl rubber can play an important role in developing new, fuel-efficient tires. Halobutyl rubber, for example, helps to maintain constant tire pressure in all modern tubeless tires. Optimum tire pressure reduces fuel consumption, improves driving safety and enhances driving comfort.

Butyl rubber has other advantages that can be utilized in a fuel-efficient tire. However, to exploit these, it was necessary to improve the mechanical stability of existing butyl rubber grades. We achieved this with our innovative high isoprene butyl rubber, which simultaneously improves several key tire properties such as skid and abrasion resistance.

Butyl rubber has significant growth potential:

- We will expand our production capacities for butyl rubber by 50,000 tons through 2009, an increase of around 25% over 2005 capacities.
- In this segment, 2007 research expenditures will be around 60% higher than in 2006.

(A) Catalysis is the term used to describe the increase in the rate of reaction yielded by the addition of a catalyst.

(B) Plastics modifiers are used e.g. in the manufacture of HIPS (high-impact polystyrene) and improve properties such as the impact resistance of the end product.



In Qingdao, China, we plan to build a rubber research center so we are better able to meet the specific requirements of the rubber industry in Asia. The center is scheduled to commence full operation in 2008 and deliver innovations for the Asian market. Already in 2005, we opened a new technology center for the Technical Rubber Products business unit in Shanghai to improve technical support for the relevant products in the region.

The growth region of Asia-Pacific is of core relevance to LANXESS. Our sales there have increased at an above-average rate in recent years. For this reason, one focus of our business activities will be on optimum exploitation of the region's potential. The establishment of our new rubber research center in China is just one example of this approach. We have also responded to the increasing significance of the Asia-Pacific region and to regional market changes in general by a timely realignment of production operations in the Polybutadiene Rubber business unit. This response includes the streamlining of production at our U.S. site at Orange, Texas, as described above.

A further transformation process within our industry was triggered by the legislator. An E.U. Directive will ban the use of DAE oils in the tire industry from 2010. At the beginning of 2006 therefore, LANXESS became one of the first performance rubber manufacturers to supplement its portfolio of solution styrene-butadiene rubber with grades incorporating TDAE (A) oil. This move is enabling users to switch easily to safe alternatives at an early stage.

Innovative products well received by the market In 2006, LANXESS launched a number of innovative products that were well received by the market.

One of these ensures LANXESS's presence at the 2008 Summer Olympics in Beijing. The rubber Buna® EP T 6470 is being used as a sealant for the roof of the Tianjin Olympic Center Stadium. It was the outstanding weather and ozone resistance of this product from the Technical Rubber Products business unit that really impressed the building's designers.

The success of our work was acknowledged when, at the conference of the Deutsche Kautschuk Gesellschaft (DKG – German Rubber Society) in Nuremberg in July 2006, LANXESS received the DKG Product Award in the Materials category. The newly established award honors outstanding innovations in the rubber industry and the judges deemed the development of the new Therban® AT product line worthy of this recognition. Underlying this innovation is technology based on discoveries that only in 2005 were rewarded with the Nobel Prize in Chemistry.

Focus on expanding profitable growth LANXESS is focusing on high-performance synthetic rubber applications with high growth potential. We intend to participate in this growth by expanding our capacities, both for butyl rubber in Sarnia and Zwijndrecht and for chloroprene rubber in Dormagen. Also, we aim to continue the consistent improvement of our cost situation.

(A) **TDAE = Treated distillate aromatic extract: this type of treated oil contains no critical aromatic compounds and is environmentally friendly.**

NGINEERING



PLASTICS

Business units
- Semi-Crystalline Products
- Lustran Polymers

Application areas
- Cars
- Building and furniture
- Electronics
- Electrical engineering
- Information technology
- Medical technology
- Paper
- Sport and leisure
- Packaging

Production locations

Belgium: Antwerp
China: Wuxi
Germany: Dormagen, Hamm-Uentrop and Krefeld-Uerdingen
India: Katol, Moxi and Nandesari
Spain: Tarragona
Thailand: Map Ta Phut
U.S.A.: Addyston and Bushy Park

Top 5 products	Business unit
Durethan®	Semi-Crystalline Products
Pocan®	Semi-Crystalline Products
Intermediates (caprolactam, adipic acid, etc.)	Semi-Crystalline Products
Lustran®	Lustran Polymers
Novodur®	Lustran Polymers

Trade fair dates 2007

Date	Trade fair	Venue
May 21-24	Chinaplas	Guangzhou, China
September 16-19	Thermoforming Conference	Cincinnati, Ohio, U.S.A.
December 6-10	Plastvision	Mumbai, India



Consistent restructuring

The portfolio of the Engineering Plastics segment covers numerous products and innovative system solutions for customers across the world. LANXESS plastics are noted above all for their versatile product properties and outstanding quality.

This segment is divided into two business units: Semi-Crystalline Products and Lustran Polymers (formerly Styrenic Resins). The portfolio of the Semi-Crystalline Products business unit comprises the Durethan® (polyamide-based plastics) and Pocan® (polyester-based plastics) product lines. This business unit owes its present market position very largely to its wealth of expertise in the manufacture of plastic compounds for the injection-molding industry, as well as in product and application development. Durethan® and Pocan® offer above-average potential for growth and innovation. Moreover, the plastics of the Semi-Crystalline Products business unit are based on precursors manufactured in a network of world-scale facilities. The Lustran Polymers business unit is one of the world's leading suppliers of engineering thermoplastics, focusing on the production of high-quality colored ABS and ABS specialties.

The Fibers business unit, which was formerly part of this segment, was divested as of February 28, 2006.

Engineering Plastics makes the turnaround The first successful step taken to adjust the Group's portfolio was the sale of the Dorlastan fibers business to the Japanese company Asahi Kasei Fibers (AKF). This transaction took effect on February 28, 2006. As a consequence, the Engineering Plastics segment now consists of two business units. In terms of transformation, we focused our activities in the past fiscal year on restructuring and realigning the Lustran Polymers business unit.

As one of the least profitable business units in the Group, Lustran Polymers had already been consolidated as part of the first restructuring package in 2005. At that time, the focus was on expanding profitable business in the Asia-Pacific Region, optimizing processes, and adjusting capacities, particularly in the Americas and Europe.

In Europe, the colored ABS and ABS specialties business is now concentrated at the Tarragona site in Spain. The business unit's Dormagen facility is dedicated to supplying ABS specialties to Bayer MaterialScience, and capacities there have been adjusted accordingly.

With the expansion of ABS production in Tarragona, the realignment of the European business is proceeding on schedule. Some of the Dormagen production units were moved to the Spanish site, significantly increasing production capacity there. In July, the regional management team relocated to Tarragona and, at the end of September, we inaugurated the business unit's new European headquarters there. Now, all our customers in Europe and Latin America are supplied directly from Tarragona, where targeted investments totaling more than €20 million are being made. Our clear strategy of making Tarragona the hub of our ABS business for Europe and Latin America is the basis for further improving this business unit's competitiveness.

The inauguration of the European headquarters also marked the business unit's first appearance under its new branding as Lustran Polymers. The renaming of the business unit from Styrenic Resins to Lustran Polymers reflects the ongoing repositioning of the business, which will focus on ABS specialties and colored plastics.

In the 2005 Annual Report, we also announced consolidation measures for our businesses in the Americas region. These measures included closure of the unprofitable compounding facility in Camaçari, Brazil, in 2006. In the United States, the concept was pursued with the relocation of marketing and sales operations for the region from Pittsburgh, Pennsylvania, to the production site in Addyston, Ohio. At the same time, a restructuring project was initiated in which all internal processes were examined to identify possibilities for enhancing efficiency and cutting costs. Implementation of the measures defined as a result was concluded before the end of the 2006 fiscal year.

The business unit has achieved an impressive turnaround within a very short time after being one of the least profitable businesses in the Group. With our technological leadership position and the measures that have been initiated, Lustran Polymers has significantly improved performance. Despite the difficult market environment, the realignment is having a visible effect – a clear sign that our strategy is working.

Market developments yield further growth opportunities

In this segment too, there are some interesting market trends that are triggering further transformation processes at LANXESS.

In plastics engineering – especially in the electronics segment – requirements such as miniaturization and functional integration play an ever more important role. Being able to fit more functions into a smaller space means a more economical use of materials, thus preserving resources. One example is the development of new glass fiber-reinforced special compounds from the Pocan® product family of our Semi-Crystalline Products business unit for a new manufacturing process called laser direct structuring, or LDS for short.

Using this process, three-dimensional electrical circuits can be produced quickly, flexibly and with great precision. One example is the tiny antenna integrated inside a cell phone housing. LDS opens up new possibilities for manufacturing ever smaller and more complex components, for example for microstructure technology or mechatronics (A). The formulation used to produce this high-performance material ensures outstanding adhesion between metal and plastic.

High-tech Durethan® and Pocan® plastics from the Semi-Crystalline Products business unit are used in automotive engineering, in electrical engineering and electronics, and in household appliances.

The fast-growing markets of Asia, particularly China and India, are pointing the way forward for Engineering Plastics, too, offering outstanding opportunities for growth. Pocan® and Durethan®, for example, are at the moment enjoying growth rates of around 8% in Asia as a whole, while in China the figure is as high as 13%.

To meet the mounting demand, LANXESS commissioned a new compounding unit for Durethan® and Pocan® in China at the end of April 2006. The Semi-Crystalline Products business unit has invested some €20 million in the new facility at the Wuxi site close to Shanghai, creating up to 100 new jobs.

In the field of ABS plastics, too, Asia is the fastest growing market in the world. Lustran Polymers has a strong position in the Indian market, which has seen a leap in growth. In China too, the world's biggest importer of ABS, Lustran sales are growing at a promising pace. The business unit is now supplying the fast-expanding specialties business in China from a state-of-the-art production site in Thailand. Demand for ABS specialties is increasing in Thailand, too.





(A) Mechatronics is an interdisciplinary field concerned with the synergies between mechanical, electronic and IT systems.

To benefit from the double-digit growth of the Indian ABS market, meet the sustained high demand for our products, and consolidate our supply position, we intend to further boost our ABS production capabilities in India. Having increased our SAN capacity in Katol in 2006, we are now expanding the compounding line in Moxi and our facilities in Nandesari.

In Germany, too, we invested in profitable markets last year. Projects included capital expenditures to expand the polyamide 6 production unit operated by the Semi-Crystalline Products business unit at the Krefeld-Uerdingen site, where Durethan® plastic is produced. The expanded facility went on stream at the beginning of 2007, and is one of the world's largest production plants for polyamide 6.

Successful optimization of the product portfolio In addition to the measures already described, we actively optimized our product portfolio in 2006 by developing new products, improving existing products and enhancing our product lines. We also took the opportunity to withdraw less popular products from the market or to divest certain product lines.

Last year we found a brand-new field of application in the automotive segment for our high-performance Triax® plastic. It is now being used to produce the fender for the new BMW 3 series coupé. The advantages of this plastic are that it is very easy to process and it gives the auto manufacturer enormous design scope. Car buyers also benefit from the new development because the greater flexibility of Triax® fenders compared with conventional components reduces the risk of minor damage to the vehicle.

As part of the optimization program for our product portfolio, we sold the Lustran SAN product line in Europe and South America to BASF AG, Ludwigshafen, in May 2006. This move enables us to concentrate more strongly on the European ABS specialties business in future and we are now using the freed production capacities solely to manufacture these products.

The quality of our products is convincing. This is confirmed by, among other things, the conclusion of a strategic supply agreement with BSH Bosch und Siemens Hausgeräte GmbH in February 2006.

Technology leadership is the goal In the Engineering Plastics segment we will continue to consistently restructure and optimize where it is expedient to do so. Our goal is to achieve competitive cost structures at all our sites, including those in the industrial nations. We aim to focus on our business with high-tech products, thus strengthening our brands worldwide. By offering our customers new developments, we will help them find solutions to the technological challenges they face, at the same time tapping new and profitable market segments.

CHEMICAL INTERMEDIATES



Business units

- Saltigo
- Basic Chemicals
- Inorganic Pigments

Application areas

- Agrochemicals
- Cars and transport
- Building
- Electrical and electronic industry
- Colorants
- Fine chemicals
- Life sciences
- Pharmaceutical and pesticide industry

Production locations

- Australia: Homebush Bay
- Brazil: Porto Feliz
- China: Shanghai
- Germany: Brunsbuettel, Dormagen, Leverkusen and Krefeld-Uerdingen
- Spain: Vilassar de Mar
- U.K.: Branston
- U.S.A.: Baytown and Burgettstown

Top 5 products	Business unit
Bayrepel®	Saltigo
Agrochemical intermediates	Saltigo
Chlorobenzene	Basic Chemicals
Trimethylol propane	Basic Chemicals
Bayferrox®	Inorganic Pigments

Trade fair dates 2007

Date	Trade fair	Venue
February 13-16	Informex	San Francisco, U.S.A.
April 18-20	CpHI Japan	Tokyo, Japan
April 23-28	BAUMA	Munich, Germany
May 8-10	EUROPEAN COATINGS SHOW	Nuremberg, Germany
July 27-28	ChemSpec	Amsterdam, Netherlands

A platform for profitable growth

The Chemical Intermediates segment has a comprehensive portfolio of chemical precursors and intermediates. Its core competencies lie in the production and marketing of industrial and fine chemicals, and in research and development in these fields.

The segment comprises the three business units Saltigo, Basic Chemicals and Inorganic Pigments. Saltigo, formerly the Fine Chemicals business unit, specializes in custom-manufacturing fine chemicals. The Basic Chemicals business unit is one of the world's major suppliers of high-grade industrial chemicals. Our Inorganic Pigments business unit is a leading manufacturer of inorganic color pigments, offering a broad and innovative product range coupled with acknowledged expertise in technical consulting.

Chemical Intermediates restructured and repositioned

Two years ago, the starting situations of the business units in the Chemical Intermediates segment differed enormously. Whereas Basic Chemicals made a significant contribution to Group earnings right from the start, Saltigo (formerly Fine Chemicals) was one of the biggest loss-makers in the Group. Likewise, the earnings contribution made by Inorganic Pigments needed improvement. The measures we took were as varied as the situations we aimed to rectify.

In the case of Saltigo, we chose a rather unusual route that exemplifies a successful transformation process at LANXESS. For this business, which had been deep in the red for many years, we opted for organic restructuring, but in this case choosing independence as the solution. In spring 2006, Saltigo was established as a legally independent company within the LANXESS Group.

Since April 2006, SALTIGO GmbH has been operating independently as a wholly owned subsidiary of LANXESS Deutschland GmbH. Its identity is as a market-oriented service provider in the area of custom syntheses.

Extensive restructuring, capacity expansion, headcount adjustments and realignment were necessary to ensure the success of this transformation. The changes included adapting management methods, introducing new decision-making privileges for managerial staff, streamlining the consultation process, and, above all, realigning organizational structures to reflect market needs. Saltigo now has three business lines: Pharmaceuticals, Agrochemicals and Specialty Chemicals.

With the right structure, a company can compete successfully in the fine chemicals market. We are convinced of the high quality of our synthetic active ingredients and intermediates, for example for the pharmaceutical and agrochemical industries. The global market for these products will continue to grow, and we aim to participate in this growth. Success is already apparent: Saltigo can now count the world's leading pharmaceutical and agrochemical companies as its customers.

In the Inorganic Pigments business unit, too, we introduced site optimization measures to further improve our generally profitable business. It is our goal to constantly review and optimize all our business units, irrespective of their performance. Therefore, as part of the second restructuring package, we decided for economic reasons to cease production of yellow pigments at our U.S. site at New Martinsville, West Virginia, in mid-2006. Since then, our customers have been supplied directly from Krefeld-Uerdingen in Germany, Porto Feliz in Brazil and our new U.S. production site at Burgettstown, Pennsylvania. The Brazilian facility was optimized in the course of the third restructuring package.

We have achieved considerable cost savings in many restructuring projects through consolidation and the introduction of new business models. This means that, in future, the Chemical Intermediates segment will be able to generate value contributions that reflect the true potential of its production facilities.

Our chemicals make a valuable contribution When it comes to manufacturing human drugs, safeguarding the health of farm animals and protecting harvests, Saltigo plays an important role worldwide. However, it does not produce either pharmaceuticals or agrochemicals, but serves as a partner for custom synthesis. Salltigo's business involves developing syntheses and production processes, supplying intermediates and active ingredients to the manufacturers of agrochemical and pharmaceutical products, and manufacturing specialty chemicals for the electronics, consumer, polymer and imaging industries Ⓐ.

Saltigo has implemented targeted investment projects in various areas that will enable it to respond even more effectively to market and customer requirements. In Leverkusen, for example, an existing plant complex compliant with cGMP (current Good Manufacturing Practice) and producing pharmaceutical active ingredients is being modified and expanded to create an ultramodern, multi-functional production network. Investment of €10 million will create significant additional capacities by the end of 2007, as demand from our customers for products manufactured under cGMP conditions is constantly increasing. Previous projects included an upgrade of small-volume production, and the installation of an additional low-temperature unit, enabling Saltigo to take a leadership position in synthesizing state-of-the-art products in all market segments.

The Inorganic Pigments business unit further boosted sales in the fast-growing Chinese and Indian economies. Australia is also an important market for this business unit. Iron oxide products are formulated at our Homebush Bay site, which enables us to cost-effectively supply the Australian and Oceanian markets. Lively demand from the construction industry – especially in the Asia-Pacific region and Germany – had a positive effect on this business unit's result.

In the Basic Chemicals business unit, we concentrated in 2006 above all on strengthening the performance of our German facilities. In June, LANXESS took the decision to invest €60 million at the Leverkusen site where we combined four separate plants into a new large-volume NHF facility Ⓑ, producing, among other things, precursors for plastics. These measures will help to further boost the business unit's competitiveness.

At the present time, the cresol facility operated by Basic Chemicals is being expanded further, an investment scheduled for completion at the end of the first quarter of 2007. An initial capacity expansion of 15% will enable us to continue meeting the growing needs of several customers with long-term contracts.

We have also increased our production capability for hexanediol at our Krefeld-Uerdingen site. Here, too, we expanded capacity by 15% between December 2006 and the beginning of 2007 without any interruption to our production operations. We believe that demand for this product will continue to grow.

Ⓐ **An industry segment based on digital photography (imaging technology and applications).**

Ⓑ **Nitration, hydration and fractionation facility.**


BF 303 T
STD. '92
BF 306
STD. '86
BF 316
STD. '98
BF 318
Std. '00
BF 318 M
STD. '00

Products also successful In June 2006, Saltigo and California-based Ilypsa, Inc. announced a cooperation covering the process development, manufacturing and clinical supply of polymeric pharmaceutical products for Ilypsa. Saltigo will contribute its expertise and experience in the field of multi-step chemical syntheses to this alliance. The significance of the arrangement for Saltigo lies in Ilypsa's very promising pharmaceutical development projects.

Everyone is talking about biodiesel as an alternative fuel. On the German market, for example, the importance of diesel fuel produced from renewable raw materials like rapeseed oil and other vegetable oils is growing constantly. However, their use is coupled with certain problems, because biodiesel oxidizes in air relatively easily and becomes cloudy. This results in engine contamination and functional defects. Rapeseed prevents oxidation of the oils because it synthesizes vitamin E, which acts as an antioxidant. However, its natural content of this vitamin is not always sufficient to stabilize the biodiesel.

The Basic Chemicals business unit produces a synthetic, non-corrosive antioxidant for this application that functions in exactly the same way as vitamin E. In the last fiscal year, we succeeded in developing a special stabilizer especially for soybean and jatropha oils. Both these vegetable oils oxidize even more readily than rapeseed oil.

In June 2006, Saltigo received the Purchasing Award 2006 from Swiss company Syngenta Crop Protection AG, one of the world's leading producers of agrochemicals. This important honor recognizes outstanding achievement in the supply of raw materials, intermediates and active ingredients. Saltigo was praised in particular for its fast execution of orders, short decision-making channels, proven technical and chemical expertise, and analytical support for customers.

The Inorganic Pigments business unit celebrated a special anniversary in 2006. It has been manufacturing iron oxide pigments in Krefeld-Uerdingen for 80 years, a total of around 11 million tons since production started in 1926. With annual production capacity now exceeding 300,000 tons, we rank today among the world's leading manufacturers of synthetic iron oxides.

Further profitable growth In the Chemical Intermediates segment we aim to continue growing profitably, above all on the basis of the strong platform we have created. To this end, we intend to consistently improve our productivity and exploit the ongoing trend for outsourcing in the chemical industry. We also aim to benefit from further consolidation in North America and Europe. One particular area of focus is our expansion program in Asia. We want to ensure that our products are present in the rapidly developing segments of these growth markets. For this reason, we are strengthening the presence of our Inorganic Pigments business unit in China and India, concentrating on high-grade products.

PERFORMANCE CHEMICALS

Business units
- Material Protection Products
- Ion Exchange Resins
- Leather
- Functional Chemicals
- Rhein Chemie
- Rubber Chemicals

Application areas
- Disinfection
- Colorants
- Food and beverage industry
- Rubber and lubricant industry
- Wood preservation
- Leather industry
- Plastics industry
- Water treatment

Production locations
- Argentina: Zárate
- Belgium: Antwerp
- China: Qingdao, Tongling, Weifang and Wuxi
- Germany: Bitterfeld Brunsbuettel, Dormagen, Krefeld-Uerdingen, Leverkusen and Mannheim
- India: Thane and Madurai
- Italy: Filago
- Japan: Toyohashi
- Mexico: Lerma
- South Africa: Isithebe, Merebank, Newcastle and Rustenburg
- U.S.A.: Birmingham, Bushy Park and Chardon

Top 5 products	Business unit
Preventol®	Material Protection Products
Lewatit®	Ion Exchange Resins
Chromosal®	Leather
Macrolex®	Functional Chemicals
Vulkanox®	Rubber Chemicals

Trade fair dates 2007

Date	Trade fair	Venue
January 17-20	Indian Rubber Expo	Chennai, India
January 30-Feb. 2	Interplastica Moscow	Moscow, Russia
April 18-19	2nd Asia/China Rubber & Tire	Shanghai, China
May 8-10	EUROPEAN COATINGS SHOW	Nuremberg, Germany
May 21-24	Chinaplas	Guangzhou, China
September 5-7	ACLE	Shanghai, China
September 24-26	UTECH North America	Orlando, U.S.A.
October 3-5	ICE	Toronto, Canada
November 20-22	Tyres & RubberTech	Shanghai, China
November 21-23	CHINACOAT	Shanghai, China

Success on all fronts

The various business units of the Performance Chemicals segment offer a broad spectrum of process and functional chemicals for many different industries.

Following the divestment of two business units in 2006, the segment now comprises six business units. The Functional Chemicals business unit sells additives with high added value and in some cases long-term patent protection to the plastics and chemical industries. The business unit's portfolio includes phosphorus chemicals, polymer additives, dyes and other organic colorants, specialty chemicals such as hydrazine hydrate, and biodegradable dispersing and complexing agents. The Material Protection Products business unit is a leading supplier of preservatives and biocidal active ingredients. The Ion Exchange Resins business unit is one of the world's leading manufacturers of ion exchange resins, adsorbers and functional polymers for treating water and other liquids in a wide variety of applications. Effective additive systems from the Rhein Chemie business unit play a major role in ensuring the reliability of high-performance polymers and lubricants. The Rubber Chemicals business unit is a globally operating manufacturer and supplier of rubber chemicals, while the Leather business unit, with its extensive product range and global technical service capability, is a leading partner to the leather industry.

The Paper business unit was sold with effect from March 31, 2006, and the divestment of the Textile Processing Chemicals business unit was concluded successfully at the end of 2006.

Our activities focused on transformation In the Performance Chemicals segment, too, transformation was a central issue across all business units. The measures we took ranged from process optimization through consolidation, portfolio adjustment and changes to our business models to our first acquisition in South Africa.

Extensive process optimization was undertaken, for example, in the Material Protection Products business unit. The measures included creating a new organizational structure, consolidating global business control activities in Leverkusen, and streamlining and simplifying work routines. Associated with these measures is the relocation of some 50 jobs from Krefeld-Uerdingen to Leverkusen, a move that will be completed during 2007. Consistent implementation of these planned measures will further enhance the business unit's competitiveness. The new structure creates the conditions for further expanding our business, enabling us to keep pace with and shape changes in our customer industries.

Transformation in the Functional Chemicals business unit involved streamlining the production of plasticizers for the polymer processing industry. This was achieved by merging the production units at our Krefeld-Uerdingen site, also with the aim of achieving a sustained increase in the business unit's competitiveness. In the Rhein Chemie business unit, we proceeded as previously announced, closing the underutilized capacities at the U.S. site at Trenton, New Jersey, and relocating production to Chardon, Ohio.

Other transformation measures went further still. With effect from March 31, 2006, we sold the Paper business unit to the Finnish Kemira Group in a transaction initiated at the end of 2005. Another divestment was that of the successfully restructured Textile Processing Chemicals business unit.

We had already announced our intention to part with this business unit at the Annual Stockholders' Meeting on May 31, 2006. Given the size of the business, we felt unable to play a significant role in the consolidation taking place in the global textile chemicals market. Firstly, in November, we found a buyer for all our activities outside North America. These operations were acquired by Dutch investor Egeria, together with part of the business unit's management. In respect of the key activities, the transaction was completed at the end of 2006.

In December, we also succeeded in selling our North American textile processing chemicals business. StarChem, a U.S. manufacturer of textile and specialty chemicals and a subsidiary of Star Holdings, Inc., acquired the production operations at Wellford, South Carolina, and Montreal, Canada. This transaction was also completed on December 31, 2006.

As already stated in our chapter on strategy, acquisitions have now become part of our focus. We completed our first small acquisition in December 2006 for the Leather business unit, when we purchased the 50% interest in Chrome International South Africa Ltd. (CISA) in Newcastle, South Africa, held by the Dow Chemical Group through its subsidiary Sentrachem Ltd. The remaining 50% was already owned by LANXESS. This transaction gives LANXESS sole ownership of one of the world's most modern facilities for the production of sodium dichromate and chromic acid. Sodium dichromate is the main raw material for the manufacture of chrome tanning materials for the leather industry, which we market in South Africa and Argentina. The acquisition, which took legal and economic effect on February 1, 2007, is therefore of considerable strategic importance for LANXESS.

The measures described here have helped us to further strengthen the Performance Chemicals segment and its business units, enabling them to focus on their core competencies.

Our chemicals supply the answers With the products supplied by the Performance Chemicals segment, LANXESS helps many customers achieve efficient and sustainable production. Ion exchange resins are a good example. The tiny resin beads marketed by our Ion Exchange Resins business unit are used in industry and the home to demineralize and soften water. However, they can also be used to remove heavy metals from wastewater.

Monodisperse ion exchange resins from the Lewatit® product line can do even more. They selectively adsorb heavy metal ions and enable the extraction of metals from ores. At present, new nickel and cobalt mines are being prepared for working, in which metal will be extracted using the same principle. Our innovative process helps make more efficient use of valuable resources and also benefits the environment.

In regional terms, Asia also plays a key role alongside Germany for the Performance Chemicals business unit, too. In 2006, the Leather and Rubber Chemicals business units in particular benefited from the development of our capacities in Asia. At our facility in Wuxi, China, which we expanded in 2005, we produce leather chemicals for the Chinese market.

In summer 2006, the Functional Chemicals business unit commissioned China's largest hydrazine hydrate production plant in Weifang. The project involved dismantling an existing facility in the United States and shipping it to China. Our majority interest in the joint venture with Weifang Yaxing Chemical Company Ltd. has enabled us to expand our position in the fast-growing Chinese market for hydrazine hydrate, for which there are many different applications. For example, this compound is supplied to the pharmaceutical industry for use in the manufacture of medicines. It is also used in the agrochemicals industry, as an intermediate in chemical synthesis, and in the production of antioxidants.

In March 2006, the Rhein Chemie business unit's joint venture in Qingdao, China, started up a new production plant for Rhenogran® polymer-bound chemicals. By using Rhenogran® instead of powder chemicals, rubber processors can improve product quality, processing performance, operating efficiency, and health and environmental protection. In Qingdao, Rhein Chemie also produces vulcanization and filler activators, processing promoters and release agents for the rubber industry.

At its site at Madurai in southern India, the Rhein Chemie business unit has built a further facility for the production of Rhenogran®. Also at this site, Rhein Chemie manufactures its full range of economical and environmentally friendly release agents (Rhenodiv®) for the tire industry: water-based inside tire lubes, water-based outside tire paints, bladder coatings (A) and mold release agents.



(A) A newly developed, solvent-free, water-based system that is especially easy to apply on a surface.

Through a joint venture with Chinese partner Tong Feng and the Chinese chemical manufacturer Xinda, our Rubber Chemicals business unit is constructing a new site in Tongling, China. When production commences in 2007, we will be able to further strengthen our position on China's rubber chemicals market. The Chinese tire market, for which the products are largely destined, is posting annual double-digit growth.

We have made further investments in Germany. These include capital expenditures of more than €10 million at the Dormagen site where, since April 2006, the Material Protection Products business unit has been manufacturing Velcorin® beverage stabilizer in a completely new facility that supplements the existing production unit in Krefeld-Uerdingen. With this investment in a second unit, we have increased Velcorin® production to meet growing international demand from the beverage industry. In the first quarter of 2006, the Rubber Chemicals business unit completed a project at its Brunsbuettel facility to expand capacity for Vulkanox® HS, an antioxidant for car tires. Moreover, the capacity expansion at the Bitterfeld site by IAB Ionenaustauscher GmbH was completed in 2006.

Also in 2006, the Rhein Chemie business unit commissioned a new production unit for Batch-Ready® and specialty products at its headquarters in Mannheim. Batch-Ready® is one of Rhein Chemie's innovative service concepts for the rubber processing industry.

LANXESS products in great demand We have also been active on the marketing front, creating the framework for further growth. For example, in the Material Protection Products business unit, we expanded our global sales cooperation activities for Velcorin®. In June 2006, the U.S. subsidiary of Symrise AG, Holzminden, took over marketing activities and technical support for the LANXESS beverage stabilizer in large parts of the United States. This sales cooperation is a further important step towards strengthening our customer relations and implementing our growth strategy. In October, we signed further sales agreements in South America and Scandinavia. As a result, we now have extensive service networks in Europe and the Americas.

Velcorin® (dimethyl dicarbonate) is being used increasingly as a stabilizer for non-alcoholic beverages. In summer 2006, the product received further approvals for this application in a number of countries. Moreover, following approval from the European Union for the use of Velcorin® to stabilize wine during filling, we can now offer this technology in the world's main wine-producing countries.

The Material Protection Products portfolio also includes a highly effective, patented active ingredient combination, Preventol® CD 601, which is an important product for disinfecting poultry sheds. It was used in 2006 to help control the avian flu virus.

In response to requests from many of our customers, our Rubber Chemicals business unit recommenced production of the rubber antioxidant Vulkanox® DPPD, which is used as a stabilizer in elastomer manufacture and as a polymerization inhibitor. Commercial volumes of the product have been available since the fourth quarter of 2006. This move further rounded off our product range to satisfy market needs.

Growth in profitable businesses We aim to expand our positions through further growth in profitable businesses. To this end, we will consistently and sustainably adapt our structures to market needs. We will also align our problem-solving competencies to meet customer requirements, exploiting the trend towards sustainable products. One main focus will be on growing our business in Asia, where we aim to build and expand our position in high-quality market segments.





A good year for LANXESS stock

LANXESS stock appreciated by around 60% during 2006, closing out the year at a new record high of €42.48. By December 31, 2006 our share price had risen by 170% since the initial listing on January 31, 2005.

The stock market as a whole performed very well in 2006, following on from the upward trend in the previous year. Key drivers of share price increases were robust economic data worldwide, a run of positive corporate earnings reports, and a rise in acquisition activity. Only in the second quarter did the stock markets see temporary consolidation, caused by factors such as high oil prices, fears of a significant economic slowdown in the United States, and the conflict in the Middle East. In August the upward trend resumed, with market growth continuing unfettered through year end. On the German stock market, key indices had gained considerably by the end of 2006. The leading German index, the DAX, closed at 6,597 points, up 22% on the year. Shortly before year end, the DAX reached 6,612 points, its highest level in five years. The MDAX, the selective index that includes LANXESS, touched an all-time high of 9,405 points and closed the year up some 29%. The Dow Jones STOXX 600 Chemicals^{SM} index also benefited from the very favorable stock market climate. By year-end it had gained nearly 22% to 412.39 points.

In 2006, LANXESS stock also continued to appreciate sharply. With the price up nearly 60% on the year, our stock significantly outperformed the DAX, MDAX, and Dow Jones STOXX 600 Chemicals^{SM} indices. Having started the year at €26.49, it already passed the €30 mark in the first quarter and broke through the €40 barrier in the fourth quarter, reaching its highest price for the year on December 29, 2006. Some 132 million LANXESS shares were traded on the markets of Deutsche Börse in the past year, equivalent to an average trading volume of 518,000 shares per day.

Apart from the effects of a generally favorable market environment, further increases in the price of LANXESS stock resulted from releases of corporate news. This included announcements of strong business results and of successful launches or completions of restructuring projects and portfolio adjustments. The extensive information provided at our first Investor Conference and during the Media Day concerning our Group targets for 2009 and the strategic development of LANXESS were rewarded by the capital markets. An overview of key events relevant to the capital market is provided on page 8.

Stock Performance in %


300
250
200
150
100
50
January 31, 2005 (€15.75)
June 30, 2005 (€18.52)
December 31, 2005 (€26.96)
June 30, 2006 (€30.86)
December 29, 2006 (€42.48)
LANXESS
DJ STOXX 600 Chemicals℠
MDAX
DAX

Performance Data 2006		Q1 2006	Q2 2006	Q3 2006	Q4 2006	Year 2006
Capital stock/no. of shares[1]	€/no. of shares	84,620,670	84,620,670	84,620,670	84,620,670	84,620,670
Market capitalization[1]	€ billion	2.62	2.61	2.86	3.59	3.59
High/low for the period	€	32.65/24.67	35.00/26.46	34.61/28.51	42.48/33.81	42.48/24.67
Closing price[1]	€	31.01	30.86	33.85	42.48	42.48
Volatility[3]	%	–	–	–	–	26.96
Trading volume	million shares	33.086	39.075	29.248	30.662	132.071
Average daily trading volume	shares	509,015	630,241	449,969	486,698	517,922
Price/earnings ratio[1,2]		–	–	–	–	18.23
Price/cash flow ratio[1,2,4]		–	–	–	–	8.79

1) end of quarter:
Q1: March 31, 2006, Q2: June 30, 2006, Q3: September 30, 2006,
Q4 and full year: December 31, 2006
2) Data, especially cash flow, are influenced by exceptionals, which restricts the significance accordingly.
3) source: Thomson Financial
4) reference value: operating cash flow

Capital Market Information	
Share class	No-par shares
Listing code	LXS
WKN (German securities identification number)	547040
ISIN	DE0005470405
Reuters/Bloomberg codes	LXSG.DE/LXS:GR
Market segment	Prime Standard
Trading venues	XETRA, Frankfurt, Munich, Stuttgart, Duesseldorf, Hamburg, Hanover, Berlin
Selective indices	MDAX, Dow Jones STOXX 600 Chemicals℠
Investment grade ratings	Standard & Poor's: BBB– (stable) Moody's: Baa3 (positive) Fitch: BBB (stable)

Investor relations activities LANXESS's investor relations (IR) activities center on communication with the various players in the capital markets. All of our IR projects aim to promote and intensify the dialogue with capital market participants and build long-term relationships. In 2006 the Investor Relations department again implemented an extensive range of IR activities directed at institutional and private investors and analysts.

Roadshows Our regular roadshows provide the opportunity to establish personal contacts with institutional investors – a key target group – in the main financial centers such as Frankfurt, London and New York, and speak with them in depth about LANXESS. In 2006, roadshows with LANXESS's management, lasting several days, were generally held immediately after the publication of our quarterly or annual financial information. The Investor Relations team also met with institutional investors on numerous other occasions, in many cases outside of the major capital market hubs. For example, we encountered interested investors in Scandinavia, Ireland, Italy, Canada and on the west coast of the United States. A key purpose of the roadshows is to bring LANXESS to the attention of potential investors in some of the lesser-known financial centers as well as the major hubs.

Conferences In September, we held our first Investor Conference and first Media Day at LANXESS headquarters in Leverkusen. Around 80 analysts and investors, along with nearly 100 media representatives, accepted our invitation. The purpose of the two-day events was to give participants from the international financial community an in-depth look at the LANXESS Group through presentations, discussions, an exhibition and site tours. We also took the opportunity to provide information on new Group targets and LANXESS's continuing strategic development. Members of the Management Board spoke about two further topics of special importance to LANXESS: innovation and human resources. We also wanted to give participants insight into our business units, so for the first time, the heads of some business units held round tables to present their activities to the financial community. Based on the positive feedback from our conferences, we plan to hold both events regularly at different locations. The next Investor Conference and Media Day will be held in London in September 2007.

The information and presentations from the 1st LANXESS Investor Conference and Media Day are available at www.lanxess.com/Investor Relations or www.lanxess.com/Press.

In addition to holding these first conferences of its own, LANXESS also used some of the major capital market conferences in 2006 as platforms for presenting our company to a variety of German and international investors. At these events, the Management Board or the Investor Relations department explained our current financials and the ongoing transformation process.

LANXESS conference calls are another important information platform, used especially to provide information to the financial community on the days when our results are released.

Internet Our website at www.lanxess.com contains up-to-the-minute IR information for private and institutional investors, analysts and all other interested capital market participants. Presentations given at roadshows and conferences are available for download, along with the live webcasts of our conference calls, and all financial reports and IR news published to date.

Specialized topics such as corporate governance are also covered. The website forms a very important part of our investor relations activities, serving as a daily source of information on LANXESS. We will therefore continue to regularly update and optimize our website in 2007 to ensure key publications are readily identifiable and accessible.

In addition to the above-mentioned activities, we maintain and seek to expand our regular dialogue with analysts, private investors and LANXESS employees, mainly through one-on-one or group discussions or by telephone. Information relevant to the capital market is also provided on the LANXESS Intranet for the benefit of LANXESS employees.

LANXESS's extensive IR work was awarded several capital market honors in fiscal 2006. The LANXESS IR team took second place in the chemical industry category in the annual Thomson Extel survey conducted across Europe. LANXESS also placed third in the chemicals sector in a survey of analysts and portfolio managers carried out by the international industry publication Institutional Investor. Another honor was received from the German business magazine Capital: entering the Capital Investor Relations Award competition in 2006 for the first time, LANXESS gained 453.6 out of 500 possible points, thus placing in the "excellent financial communications" category. Only seven companies out of 196 achieved this distinction, which required at least 450 points.

Analyst recommendations A thorough and ongoing dialog with analysts is a key component of LANXESS's investor relations activities. As of December 31, 2006, reports on LANXESS had been issued by many leading German and international banks and investment firms. 50% of the analysts issued a "buy" recommendation on our shares, with 39% saying "hold" and 11% "sell." Excerpts from current analyst recommendations compiled by an independent third party are available in the Investor Relations/Shares section of the LANXESS website.

Recommendations as of December 31, 2006

in %



11
50
39
buy
hold
sell

Investment-grade ratings One of LANXESS's strategic objectives is to maintain an investment-grade rating in the BBB range. In the 2006 fiscal year, the international rating agency Fitch assigned LANXESS an investment-grade rating of BBB with stable outlook. As of December 31, 2006, we have received three investment-grade ratings. As early as October 2004, Standard & Poor's assigned LANXESS an investment-grade rating of BBB– with stable outlook. In 2005, Moody's followed, rating LANXESS at Baa3 with stable outlook.

In 2006, both Standard & Poor's and Moody's changed the outlooks on their existing investment-grade ratings. Standard & Poor's revised its outlook to "positive" in May, but changed it back to "stable" at the end of September based on the information presented on the strategic development of LANXESS at the Investor Conference and Media Day. According to Standard & Poor's, the rationale for their revision was that LANXESS might make use of available financial headroom not solely to enhance its financial position but also for purposes of external growth. However, Moody's revised its outlook to "positive" in June and did not change it after our September conference.

Euro Benchmark Bond LANXESS issued a Euro Benchmark Bond on June 21, 2005, which was placed on the European capital market. The bond, with a total volume of €500 million, has a maturity of seven years. The annual interest coupon is 4.125%. The LANXESS bond is traded on the Luxembourg Stock Exchange under securities identification number AOE6C9.

Annual Stockholders' Meeting At our second Annual Stockholders' Meeting on May 31, 2006, 40.41% of the voting capital (34,199,005 shares) was represented. At the meeting in Duesseldorf, LANXESS stockholders passed all of the resolutions on the agenda by large majorities. LANXESS AG holds its next Annual Stockholders' Meeting on May 31, 2007 at the Duesseldorf Exhibition Center. Additional information is available on the Investor Relations website at www.stockholdersmeeting.lanxess.com

First dividend The Management Board and the Supervisory Board of LANXESS AG will propose to the Annual Stockholders' Meeting on May 31, 2007 that a dividend of €0.25 be declared for fiscal 2006. LANXESS's first dividend is intended as a sign of recognition for the trust stockholders have shown and for their support during the company's extensive transformation. In the medium term, if we achieve the earnings targets we have set for the current and the future fiscal years, we plan to further increase the dividend paid to stockholders. However, we reserve the right to give priority to targeted capital expenditures if internal or external growth opportunities arise.

Stock programs In fiscal 2006, we again offered the LANXESS Stock Plan, which was first launched in 2005, to our employees. The LANXESS Stock Plan is available to around 8,000 non-managerial employees as well as managerial employees in Germany. During the period from May 8 to May 31, 2006, these employees were given the opportunity to acquire an individually specified number of LANXESS shares at a 50% discount. These shares are subject to a lock-up period of three years. The discounted purchase price of €16.56 per share was derived from the stock price of €33.12 on April 26, 2006 (low price for the day). The LANXESS Stock Plan again proved popular, with 58% (2005: 57%) of eligible employees signing up. LANXESS will continue to offer the Stock Plan in fiscal 2007.

In 2005, LANXESS launched a stock program for managerial staff and top management (senior managers and the Management Board), known as the Long Term Incentive Program (LTIP). This comprises the Economic Value Plan (EVP) and the Stock Performance Plan (SP). Detailed information about the LTIP can be found on pages 110 and 111.

Ownership structure A large proportion of LANXESS's 84,620,670 shares are owned by value-oriented institutional investors. Approximately 80% of our shares are held by investment funds, insurance companies or banks in Germany and abroad, an increase of about 5 percentage points compared to fiscal 2005. In contrast, private investors sold a portion of their holdings after expiration of the lock-up period required by tax law at the end of January 2006, but these shares were absorbed by the market in light of steady demand from institutional investors. LANXESS has received three notifications from institutional investor groups with holdings exceeding the reportability threshold.

In February 2005, the U.S.-based Greenlight Group gave notice that it held 5.02% of LANXESS voting shares. As of February 2007 it held 4.36%. The proportion of the stock held by U.S.-based Fidelity Management & Research Corporation, which stated in December 2006 that it too holds 5.02% of LANXESS voting shares, stood at 4.35% in mid-February 2007. UBS AG also gave notice in February 2007 that it holds 3.18% of LANXESS voting shares. Apart from institutional investors, private investors and employees hold approximately 16% of the company's shares. These stockholders are domiciled mainly in Germany. LANXESS has a free float of 100%.

Stockholder Profile

in %



~ 1
~ 4
~ 15
~ 65
~ 15
● Investment companies
Insurance companies and banks
○ Retail
● Employees
● Others

as of December 31, 2006

Geographical Breakdown

in %



~ 5
~ 25
~ 40
~ 30
● United States
Germany
○ United Kingdom
● Others

as of December 31, 2006

Report of the Supervisory Board

Dear Stockholders:

LANXESS remained successful in 2006, making further significant progress in its restructuring activities. In the fall, the Management Board informed the media and investors that the time had come to also consider options for growth. Our share price continued to perform gratifyingly.

In compliance with the law and the articles of association, the Supervisory Board advised the Management Board regularly on the management of the company and monitored its conduct of the business. The Supervisory Board was directly involved in all decisions of fundamental importance for the company. The Management Board informed us regularly in both written and oral reports about business performance, the situation of the Group, including the risk situation, and risk management. We discussed significant business transactions in detail both in the Presidial Committee and at meetings of the full Supervisory Board, on the basis of reports from the Management Board. When required by law, the articles of association or other provisions, we voted on the reports and proposals of the Management Board following thorough examination and discussion. As Chairman of the Supervisory Board, I was in regular contact with the Management Board and regularly sought information about the progress of business and material business transactions, even outside the meetings of the Supervisory Board. The focus of our work in fiscal 2006 continued to be on monitoring the portfolio changes and restructuring projects against the background of the Management Board's corporate strategy, which has been agreed with the Supervisory Board. Discussions were held with the Management Board in the fall regarding the further development of the corporate strategy.

Meetings of the Supervisory Board and its committees

A total of six Supervisory Board meetings were held in fiscal 2006, as well as meetings of the Presidial Committee, the Human Resources Committee and the Audit Committee. The Committee pursuant to Article 27 (3) of the Codetermination Act did not have to convene during the year. The committees prepare the issues to be discussed at meetings of the full board. I chair all of the committees except the Audit Committee. The current membership of the committees is shown on page 44.

The deliberations at Supervisory Board meetings in 2006 related partly to further restructuring projects and to portfolio adjustments, particularly in the case of the Textile Processing Chemicals business unit. Other topics were the proposal to the Annual Stockholders' Meeting for a resolution on introduction of variable Supervisory Board compensation, further development of the corporate strategy, corporate planning for 2007, an investment in a cogeneration plant at our site in Belgium, and the composition of the Management Board. Furthermore, the Supervisory Board also discussed the financial policy of the LANXESS Group in depth.

The efficiency of the Supervisory Board's activities was audited during the year by an international human resources consulting firm. The Supervisory Board subsequently reviewed opportunities for improving its work and the cooperation between the Management Board and Supervisory Board.

All members of the Supervisory Board performed their duties diligently and responsibly. The Supervisory Board meetings were regularly well attended, and no member was present at fewer than half of the meetings. The stockholders' representatives on



the Supervisory Board and the employee representatives on the Supervisory Board regularly held separate meetings at which the meetings of the full Supervisory Board and strategic decisions were prepared.

The Presidial Committee convened four times during the reporting year to prepare for the Supervisory Board meetings. Subjects discussed at length included the proposal to the Annual Stockholders' Meeting for a resolution on the introduction of variable Supervisory Board compensation and the results of the efficiency audit to assess the activities of the Supervisory Board and the cooperation between the Supervisory Board and the Management Board. The Presidial Committee also prepared in detail the Supervisory Board meeting on the further development of the corporate strategy.

The Audit Committee met five times during the reporting year. It dealt in particular with the annual financial statements and management report of LANXESS AG, the dependent company report, the consolidated financial statements and Group management report for fiscal 2005, the interim reports issued during 2006, risk management and the choice of auditor for inspection of the quarterly reports and for audits of the consolidated financial statements for the 2006 fiscal year. Other major topics were the realignment of the reporting, forecasting and budgeting processes at LANXESS, the changes to the German Corporate Governance Code, LANXESS AG's credit ratings, and defining the main areas of focus for the audit of the consolidated financial statements for fiscal 2006. The auditor took part in all of the Audit Committee's meetings, reporting on the results of the auditor's reviews of the interim reports.

The Human Resources Committee met three times during the reporting period. It primarily addressed matters relating to compensation, pensions, and target-setting for the Management Board. The purpose of the Human Resources Committee meeting at the end of the year was to lay the groundwork for the decisions concerning the appointment and reappointments of members of the LANXESS AG Management Board.

The chairmen of each committee reported in detail on the meetings and the work of the committees at the meetings of the full Supervisory Board.

The Group Management Report and the LANXESS AG Management Report contain extensive information concerning barriers to takeover bids pursuant to Article 315 paragraph 4 and Article 289 paragraph 4, respectively, of the German Commercial Code (HGB). Apart from my brief comments below, I expressly draw attention to the information in the management report, with which I personally concur. The authorization for the company to purchase its own shares corresponds with generally recognized standards, as does the clause in respect of the €500 million Euro Benchmark Bond, which gives bondholders the right to redeem the bond should certain events occur that affect its rating. The change-of-control clauses relating to takeover bids in the contracts of the Management Board members exceed market standards.

Financial Statements of LANXESS AG and Consolidated Financial Statements of the LANXESS Group The financial statements and management report of LANXESS AG for the fiscal year from January 1, 2006 to December 31, 2006, which were prepared by the Management Board in accordance with the rules of the German Commercial Code, were audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. The Supervisory Board had appointed the auditor in accordance with the resolution of the Annual Stockholders' Meeting of May 31, 2006. The auditor issued an unqualified opinion.

Pursuant to the provisions of the Accounting Law Reform Act (Bilanzrechtsreformgesetz), the consolidated financial statements and management report of the LANXESS Group were prepared in accordance with IFRS. They were audited and certified without qualification. The Supervisory Board had appointed the auditor in accordance with the resolution of the stockholders' meeting of May 31, 2006.

The Supervisory Board has satisfied itself of the independence of the auditor and of the persons acting on the auditor's behalf. The documents relating to the financial statements and the audit reports were made available to the members of the Supervisory Board in a timely manner. The Management Board explained the documents relating to the financial statements and the audit reports at the meeting of the Audit Committee on March 12, 2007, and at the Supervisory Board meeting on March 14, 2007. The documents relating to the financial reports and the audit reports were discussed in detail at both of these meetings. The auditor who signed the audit reports explained the material results of the audit at both of these meetings and was available to provide additional information and answer further questions.

The Supervisory Board examined and discussed the financial statements of LANXESS AG, the management report of LANXESS AG, the consolidated financial statements of the LANXESS Group and the Group management report in detail and raised no objections. As recommended by the Audit Committee at its meeting on March 12, 2007, the full Supervisory Board approved the results of the audits. The financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group, prepared by the Management Board, were approved by the Supervisory Board and are thus confirmed. The proposal of the Management Board for distribution of the balance sheet profit was approved by the Audit Committee and the full Supervisory Board.

The auditor's report was submitted to, and evaluated by, the Audit Committee and the full Supervisory Board. No objections were raised. We discussed the results of the audit at length and found no grounds for a different assessment.

Composition of the Management Board and the Supervisory Board The company's Supervisory Board is composed in accordance with the provisions of the German Codetermination Act of 1976. The composition of the Supervisory Board did not change in fiscal 2006. The employee representatives are Gisela Seidel, Wolfgang Blossey, Werner Czaplik, Ralf Deitz, Dr. Rudolf Fauss, Ulrich Freese, Rainer Hippler, and Hans-Jürgen Schicker; the stockholders' representatives are Dr. Friedrich Janssen, Dr. Jürgen F. Kammer, Robert J. Koehler, Rainer Laufs, Lutz Lingnau, Dr. Ulrich Middelmann, Dr. Sieghardt Rometsch, and Dr. Rolf Stomberg. I continue to serve as the Chairman of the Supervisory Board. The composition of the committees also was unchanged in the 2006 fiscal year.

The Management Board has been made up since September 2, 2004 of the following members, who were appointed by the Supervisory Board: Dr. Axel Claus Heitmann, Dr. Ulrich Koemm, Dr. Martin Wienkenhöver, and Matthias Zachert. Dr. Heitmann is Chairman of the Management Board, and Dr. Wienkenhöver is Industrial Relations Director.

Effective January 1, 2007, Dr. van Roessel was appointed as an additional member of the Management Board for a term of three years. Dr. Heitmann and Mr. Zachert were each reappointed to serve on the Management Board for a term of five years starting July 1, 2007 following termination of their current appointments by common consent on June 30, 2007. Dr. Heitmann will continue to serve as Chairman of the Management Board after July 1, 2007. Dr. van Roessel was already appointed an additional member of the Management Board in order to ensure continuity in the work of LANXESS AG's Management Board when Dr. Koemm's and Dr. Wienkenhöver's terms expire.

Leverkusen, March 14, 2007

The Supervisory Board

Dr. Rolf Stomberg
Chairman

Corporate Governance

The Management Board and Supervisory Board of LANXESS welcome the German Corporate Governance Code and support its recommendations and suggestions. The concept of corporate governance stands for responsible, transparent and efficient management of a business enterprise. The Code differentiates between statutory regulations governing the management and oversight of German listed companies, and internationally and nationally recognized standards of management, and includes a range of criteria for assessing the quality of corporate governance.

Our goal is to foster trust among investors, customers, employees, and the general public in the management and oversight of LANXESS AG. We conduct a continuous, open dialogue on this issue.

After careful consideration, the Management Board and the Supervisory Board hereby issue the following declaration pursuant to Article 161 of the German Stock Corporation Act regarding the German Corporate Governance Code:

"LANXESS AG fundamentally complies with the recommendations of the Government Commission on the German Corporate Governance Code (the "Code") as amended on June 12, 2006, which was published by the Federal Ministry of Justice in the official portion of the electronic version of the Federal Gazette. It also fundamentally complied with the Code's recommendations during the period from January 1, 2006 to July 24, 2006 (Code version of June 2, 2005) and from July 25, 2006 to December 31, 2006 (Code version of June 12, 2006, published on July 24, 2006).

The only recommendations that LANXESS has not met and is not meeting are as follows:

1. **Section 3.8 Paragraph 2** If the company takes out a D&O (directors and officers' liability insurance) policy for the Management Board and Supervisory Board, a suitable deductible shall be agreed.

   We have a D&O insurance policy for the members of our Management Board and Supervisory Board, but it does not provide for a deductible. LANXESS believes that a deductible is not a suitable way of influencing the Management Board and Supervisory Board members' awareness of their responsibilities.

2. **Section 5.1.2 Paragraph 2 Sentence 2** A reappointment [of a Management Board member] prior to one year before the end of the appointment period with a simultaneous termination of the current appointment shall only take place under special circumstances.

   At the meeting of the Supervisory Board on December 12, 2006, Dr. Heitmann and Mr. Zachert were each reappointed to the Management Board effective July 1, 2007. This decision took place prior to one year before the end of the appointment period for reasons associated with the strategic realignment of LANXESS.

3. **Section 5.4.7 Paragraph 2 Sentence 1** Members of the Supervisory Board shall receive fixed compensation as well as compensation based on the company's performance.

   On May 31, 2006, the Annual Stockholders' Meeting of LANXESS AG resolved to introduce long-term variable compensation based on the company's performance for members of the Supervisory Board. We therefore now comply with Section 5.4.7 Paragraph 2 Sentence 1.

4. **Section 7.1.2 Sentence 3** The consolidated financial statements shall be publicly accessible within 90 days of the end of the fiscal year; interim reports shall be publicly accessible within 45 days of the end of the reporting period.

   In fiscal 2006, LANXESS brought forward publication dates significantly compared to 2005. In fiscal 2007, the company will, for the first time, adhere almost exactly to the time limits set forth in the code. Only the publication deadline for the interim report for the second quarter of 2007 will be exceeded by one day."

In addition to its recommendations, the Code also contains a number of suggestions for efficient, responsible corporate governance, compliance with which is not required to be disclosed under the statutory provisions. LANXESS is currently also in compliance with these suggestions as well, with only a few exceptions.

In accordance with Section 3.10 Sentence 3 of the German Corporate Governance Code, the Management Board and the Supervisory Board therefore voluntarily issue the following declaration:

"LANXESS AG fundamentally complies with the suggestions of the Government Commission on the German Corporate Governance Code (the "Code") as amended on June 12, 2006, which was published by the Federal Ministry of Justice in the official portion of the electronic version of the Federal Gazette. It also fundamentally complied with the Code's suggestions during the period from January 1, 2006 to July 24, 2006 (Code version of June 2, 2005) and from July 25, 2006 to December 31, 2006 (Code version of June 12, 2006, published on July 24, 2006).

The only suggestions that LANXESS has not met and is not meeting are as follows:

1. **Section 2.3.3 Sentence 3 2nd Half-Sentence** The Management Board shall arrange for the appointment of a representative to exercise stockholders' voting rights in accordance with instructions; this representative should also be reachable during the Stockholders' Meeting.

   The representative appointed by LANXESS AG to exercise stockholders' voting rights in accordance with instructions can be reached at the Stockholders' Meeting until the voting is held. Stockholders not attending the meeting can reach the representative until the previous evening.

2. **Section 2.3.4** The company should make it possible for stockholders to follow the Stockholders' Meeting using modern communication media (e.g. Internet).

   The Stockholders' Meeting is broadcast on the Internet through and including the report of the Management Board. Continued broadcasting of the proceedings thereafter could be seen as a significant violation of the stockholders' rights to privacy. Therefore, there are no plans to broadcast, in particular, the speeches made by individual stockholders, or any other part of the meeting after the Management Board's report.

3. **Section 5.4.6** The election or reelection of members of the Supervisory Board at different dates and for different terms of office enables changing requirements to be taken into account.

   At LANXESS AG's Annual Stockholders' Meeting on June 16, 2005, the stockholder representatives on the Supervisory Board were elected to hold office until the end of the stockholders' meeting that votes on the ratification of the actions of Supervisory Board members for fiscal year 2009. The employee representatives had been previously appointed by the court for the same term of office. Because of the circumstances in which LANXESS AG was formed, it was not possible to establish different terms of office for different Supervisory Board members. We believe that the uniform term of office is an effective way of ensuring the continuity of the Supervisory Board's work.

4. **Section 5.4.7 Paragraph 2 Sentence 2** Performance-related compensation should also contain components based on the long-term performance of the company.

   LANXESS now complies with this suggestion as detailed in the above statement of our compliance with the recommendation in Section 5.4.7 Para. 2 Sentence 1 of the Code."

Leverkusen, March 5/March 14, 2007

For the Supervisory Board	For the Management Board
Dr. Rolf Stomberg	Dr. Axel C. Heitmann
	Matthias Zachert

Corporate governance structure The Management Board and Supervisory Board of LANXESS AG work closely together in a relationship of mutual trust for the benefit of the company. The Management Board reports to the Supervisory Board on a regular, timely and comprehensive basis about all relevant issues relating to corporate planning, the progress of business, and the situation of the Group, including potential risks. The Management Board conducts the company's business on its own responsibility. The Supervisory Board's function is to advise the Management Board in its management of the company and to monitor its conduct of the business. Therefore, transactions and other measures of major or long-term importance must be discussed and agreed with the Supervisory Board. Moreover, the rules of procedure of the Supervisory Board contain a list of the types of measures that require the Supervisory Board's approval. Measures requiring approval include, but are not limited to, approval of the corporate planning; the acquisition, sale or encumbrance of land, shareholdings or other assets valued at or above €50 million; borrowings of €100 million or more; and certain other types of financial transaction. An audit of the efficiency of the Supervisory Board's work and its cooperation with the Management Board was conducted in summer 2006. There were no consulting or other service or work contracts between Supervisory Board members and the company during the reporting period, nor were we aware of any conflicts of interest for members of the Management Board or Supervisory Board that would have required immediate disclosure to the Supervisory Board.

Composition of the Supervisory Board By decision of the Cologne Local Court on March 14, 2005, Gisela Seidel, Wolfgang Blossey, Werner Czaplik, Ralf Deitz, Dr. Rudolf Fauss, Ulrich Freese, Rainer Hippler and Hans-Jürgen Schicker were appointed as employee representatives on the Supervisory Board. The stockholders' representatives on the Supervisory Board, as confirmed by the Annual Stockholders' Meeting of the company on June 16, 2005, are Dr. Friedrich Janssen, Dr. Jürgen F. Kammer, Robert J. Koehler, Rainer Laufs, Lutz Lingnau, Dr. Ulrich Middelmann, Dr. Sieghardt Rometsch and Dr. Rolf Stomberg. The Chairman of the Supervisory Board is Dr. Rolf Stomberg, while the Vice Chairman is Ralf Deitz.

Committees of the Supervisory Board At its meeting on April 4, 2005, the Supervisory Board formed a Presidial Committee, a Human Resources Committee, an Audit Committee, and the Committee pursuant to Article 27 (3) of the Codetermination Act from among its members. A constituent meeting of the Supervisory Board held immediately after the Annual Stockholders' Meeting on June 16, 2005 confirmed the composition of the committees. Additional committees can be formed as needed. Decision-making powers may be conferred on the committees to the extent permitted by law.

Presidial Committee: The Presidial Committee discusses key issues and prepares the meetings and resolutions of the Supervisory Board. It also makes decisions on other matters for which it is responsible under the rules of procedure of the Supervisory Board, especially matters that cannot be deferred.

Members: Dr. Rolf Stomberg (Chairman), Ralf Deitz, Ulrich Freese, Rainer Hippler, Dr. Jürgen F. Kammer, Rainer Laufs

Human Resources Committee: The Human Resources Committee regularly discusses the company's management succession planning. It also carries out preparatory work regarding personnel decisions of the Supervisory Board and discussions within the Supervisory Board relating to the structure of the compensation system for the Management Board and the Supervisory Board's regular review of this system.

Members: Dr. Rolf Stomberg (Chairman), Wolfgang Blossey, Ralf Deitz, Dr. Jürgen F. Kammer, Rainer Laufs, Gisela Seidel

Audit Committee: The Audit Committee supports the Supervisory Board in overseeing the conduct of the business and deals with matters relating to accounting and risk management. It prepares the Supervisory Board resolutions concerning the annual financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group.

Members: Dr. Friedrich Janssen (Chairman), Werner Czaplik, Dr. Rudolf Fauss, Rainer Hippler, Rainer Laufs, Dr. Sieghardt Rometsch

Committee Pursuant to Article 27 (3) of the Codetermination Act: The committee performs the tasks described in Article 31 (3) of the Codetermination Act.

Members: Dr. Rolf Stomberg (Chairman), Wolfgang Blossey, Ralf Deitz, Dr. Jürgen F. Kammer

System of compensation for the Supervisory Board

The compensation of the Supervisory Board is governed by Article 12 of the company's articles of association. The members of the Supervisory Board of LANXESS AG receive annual fixed compensation in the amount of €30,000. The Chairman of the Supervisory Board receives three times, and the Vice Chairman one and one half times the fixed compensation amount. The chairmen and members of the Supervisory Board committees are compensated separately in accordance with the German Corporate Governance Code. Supervisory Board members who belong to a committee receive one quarter of the fixed compensation amount in addition; Supervisory Board members who hold a committee chair receive another quarter of the fixed compensation amount in addition. However, a member of the Supervisory Board may not receive more than three times the fixed compensation amount. The compensation paid to Supervisory Board members in fiscal 2006 is stated in the table on page 46. In addition, members of the Supervisory Board are reimbursed for their expenses. They also receive an attendance allowance of €500 per Supervisory Board meeting or Supervisory Board committee meeting in which they participate, except the meetings of the Committee pursuant to Article 27 (3) of the Codetermination Act. With respect to their membership of the supervisory boards of LANXESS Group companies, the members of the Supervisory Board were remunerated only for their service on the Supervisory Board of LANXESS Deutschland GmbH.

The Annual Stockholders' Meeting in 2006 resolved to amend Article 12 of the articles of association in order to introduce a long-term incentive based on the company's performance during the standard term of an individual's membership in the Supervisory Board (five years). The variable compensation component is not paid every year, as is the fixed component, but only once at the end of the standard five-year term of office. If a Supervisory Board member serves a shorter term, the amount is pro-rated.

Whether the variable compensation is paid or not depends on how LANXESS's stock price performs compared to the Dow Jones STOXX 600 Chemicals℠ benchmark index during a member's five-year term. The comparison is between the average of the stock price and the index in the 90 stock exchange trading days before the Annual Stockholders' Meeting in which the Supervisory Board members were appointed and the average of the stock price and the index in the 90 stock exchange trading days before the Annual Stockholders' Meeting whose end marks the end of the Supervisory Board members' terms. The variable compensation is only payable if the stock price outperforms the benchmark index. The exact amount of the variable component is calculated on the extent to which the stock price outperformed the benchmark index in the preceding five years. In the event of a difference of up to 10 percentage points, the compensation amounts to €50,000. If the difference is between 10 and 20 percentage points, €100,000 will be paid; if the difference is greater, the compensation will total €150,000.

Variable compensation is paid at the end of the regular term of the respective Supervisory Board member.

The amendment to the articles of association is effective January 1, 2006. In the reporting year, a long-term variable compensation component of €2,120,000 is accounted for the first time. This is equivalent to expense of €132,500 for each member of the Supervisory Board.

None of the members of the Supervisory Board received benefits for services provided individually during the reporting period. No loans or advances were granted to members of the Supervisory Board during the reporting year.

Compensation of the Supervisory Board for the 2006 Fiscal Year*					
in €	Fixed compensation LANXESS AG	Compensation for committee work LANXESS AG	Attendance allowance	Fixed compensation LANXESS Deutschland GmbH	Total
Dr. Rolf Stomberg, Chairman	90,000	0	6,500	5,000	101,500
Ralf Deitz, Vice Chairman	45,000	15,000	6,500	5,000	71,500
Wolfgang Blossey	30,000	7,500	4,500	5,000	47,000
Werner Czaplik	30,000	7,500	5,500	5,000	48,000
Dr. Rudolf Fauss	30,000	7,500	5,500	5,000	48,000
Ulrich Freese	30,000	7,500	4,500	5,000	47,000
Rainer Hippler	30,000	15,000	7,500	5,000	57,500
Dr. Friedrich Janssen	30,000	15,000	5,500	5,000	55,500
Dr. Jürgen F. Kammer	30,000	15,000	6,500	5,000	56,500
Robert J. Koehler	30,000	0	2,500	5,000	37,500
Rainer Laufs	30,000	22,500	8,500	5,000	66,000
Lutz Lingnau	30,000	0	3,000	5,000	38,000
Dr. Ulrich Middelmann	30,000	0	2,500	5,000	37,500
Dr. Sieghardt Rometsch	30,000	7,500	5,000	5,000	47,500
Hans-Jürgen Schicker	30,000	0	3,000	5,000	38,000
Gisela Seidel	30,000	7,500	4,500	5,000	47,000
Total	**555,000**	**127,500**	**81,500**	**80,000**	**844,000**

* all figures excluding value-added tax

System of compensation for the Management Board

The compensation received by the members of the Management Board is closely dependent on LANXESS's performance. In addition to a fixed, market-oriented annual base salary that is broadly in line with that paid at comparable companies, their compensation contains two further components that vary according to short-term and long-term corporate performance, respectively: the Short Term Incentive linked to the Group's attainment of defined EBITDA goals, and the Long Term Incentive Program comprising the virtual Stock Performance Plan and the Economic Value Plan. First payments under the Long Term Incentive Program are made after three years under certain specified conditions. While awards under the Economic Value Plan require the creation of value on the basis of the medium-term business plan, the Stock Performance Plan is linked to the trend in the price of LANXESS stock in relation to a reference index, the Dow Jones STOXX 600 Chemicals[SM]. Participation in the Long Term Incentive Program, which is divided into three tranches over the years 2005 to 2007, requires a personal investment in LANXESS shares, which must be retained for five years altogether. The Management Board members' total compensation as reported here also includes certain compensation in kind, consisting mainly of the tax value of perquisites such as the use of a company car.

Details of the compensation of the Management Board are given in the Compensation Report in the Group Management Report.

Directors' dealings Pursuant to Article 15a (4) of the German Securities Trading Act (WpHG), the trading of securities by parties including members of the Management Board and Supervisory Board must be reported if the total sum of the transactions exceeds €5,000 per calendar year.

People who have a close relationship to the defined group of people (e.g. spouses, registered partners and first-degree relatives) are also subject to the reporting requirement.

Securities transactions subject to the reporting requirement can be viewed at any time in the Investor Relations section of our website at www.lanxess.com.

The following reportable securities transactions took place between January 1, 2006 and February 28, 2007:

Directors' Dealings – Reportable Securities Transactions Pursuant to Article 15a of the German Securities Trading Act (WpHG)

Date	Name	Position	Description of securities	International Securities Identification Number (ISIN)	Type of transaction	Price in €	Quantity	Volume in €
Fiscal 2006								
January 25	Dr. Rolf Stomberg	Supervisory Board member	No-par ordinary shares	DE0005470405	Purchase	25.89	800	20,712.00
February 10	Dr. Axel C. Heitmann	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.44	2,000	52,880.00
February 10	Dr. Martin Wienkenhöver	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.27	2,000	52,540.00
February 10	Matthias Zachert	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.19	2,264	59,294.16
February 10	Dr. Ulrich Koemm	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.44	1,250	33,050.00
February 13	Dr. Ulrich Koemm	Management Board member	No-par ordinary shares	DE0005470405	Purchase	26.11	1,250	32,637.50
June 8	Dr. Axel C. Heitmann	Management Board member	No-par ordinary shares	DE0005470405	Purchase	29.11	2,000	58,220.00
June 12	Matthias Zachert	Management Board member	No-par ordinary shares	DE0005470405	Purchase	28.30	1,000	28,320.00
June 12	Dr. Ulrich Koemm	Management Board member	No-par ordinary shares	DE0005470405	Purchase	28.10	2,000	56,200.00
June 13	Dr. Martin Wienkenhöver	Management Board member	No-par ordinary shares	DE0005470405	Purchase	27.22	500	13,610.16
June 14	Dr. Martin Wienkenhöver	Management Board member	No-par ordinary shares	DE0005470405	Purchase	27.35	500	13,675.00
November 23	Lutz Lingnau	Supervisory Board member	No-par ordinary shares	DE0005470405	Purchase	39.99	200	7,998.00
Fiscal 2007								
January 29	Dr. Rainier van Roessel	Management Board member	No-par ordinary shares	DE0005470405	Purchase	39.81	1,000	39,810.00
January 29	Matthias Zachert	Management Board member	No-par ordinary shares	DE0005470405	Purchase	39.50	500	19,750.00
January 31	Dr. Axel C. Heitmann	Management Board member	No-par ordinary shares	DE0005470405	Purchase	39.58	2,000	79,160.00

As of February 28, 2007 there was no reportable share ownership – as defined in Article 6.6 of the German Corporate Governance Code – by members of the Management Board or the Supervisory Board.

Offices Held by Management Board Members

Offices Held by Management Board Members

Management Board member	External offices	Offices within the LANXESS Group
Dr. Heitmann	• Member of the Presidium of the German Chemical Industry Association (VCI)	• Member of the Executive Board of LANXESS Deutschland GmbH • Chairman of the Board of Directors of LANXESS Chemical (Shanghai) Co. Ltd.
Dr. Koemm	• Member of the Supervisory Board of Bayer Industry Services Geschäftsführungs-GmbH • Member of the Advisory Board of ITT Richter Chemie-Technik GmbH • Member of the Advisory Board of Richter Chemie-Technik GmbH • President of the Board of the Association of the Mineral Pigments Industry (VDMI) • Member of the Board of Cefic • Member of the Curatorium of the Fonds der Chemischen Industrie of the VCI	• Member of the Executive Board of LANXESS Deutschland GmbH • Member of the Supervisory Board of SALTIGO GmbH • Member of the Board of Directors of LANXESS K.K. • Chairman of the Board of Directors of LANXESS S.A. de C.V. • Member of the Board of Directors of LANXESS Industria de Produtos Quimicos e Plasticos Ltda • Chairman of the Board of Directors of LANXESS International S.A.
Dr. van Roessel	• None	• Member of the Board of Administration of LANXESS N.V.
Dr. Wienkenhöver	• Chairman of the VCI Technology and Environment Committee • Chairman of the German Responsible Care Board in the VCI • Member of the Board of the VCI Regional Association in North Rhine-Westphalia • Member of the VCI Trade Policy Committee • Member of the Business Advisory Board of the Sparkasse Leverkusen • Member of the Advisory Board of NTS Energie und Transport GmbH	• Member of the Executive Board of LANXESS Deutschland GmbH • Chairman of the Supervisory Board of Rhein Chemie Rheinau GmbH • Chairman of the Board of Directors of LANXESS Hong Kong Ltd. • Member of the Board of Directors of Chrome International South Africa (Pty.) Ltd. • Member of the Board of Directors of Sybron Chemical Industries Nederland B.V. • Member of the Board of Directors of Sybron Chemicals Holdings B.V. • Chairman of the Board of Directors of LANXESS Holding Hispania S.L. • Chairman of the Board of Directors of LANXESS Chemicals S.L. • Chairman of the Board of Directors of LANXESS Corp. • Chairman of the Board of Directors of LANXESS Pte. Ltd. • Chairman of the Governing Board of LANXESS Srl. • Member of the Board of Directors of LANXESS Chemical (Shanghai) Ltd. • Chairman of the Board of Directors of LANXESS India Private Ltd. • Chairman of the Board of Directors of LANXESS Yaxing Chemical (Weifang) Co. Ltd.
Mr. Zachert	• None	• Member of the Executive Board of LANXESS Deutschland GmbH • Member of Board of Directors of LANXESS Corp. • Chairman of the Board of Administration of LANXESS N.V. • Chairman of the Supervisory Board of LANXESS SAS

Supervisory Board

Dr. Rolf Stomberg (Chairman)

Born in Emden on April 10, 1940
Chairman of the LANXESS AG Supervisory Board
Chairman of the Board of Directors of Management Consulting Group plc, London
Further positions
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Deutsche BP AG, Hamburg
- Member of the Supervisory Board of Biesterfeld AG, Hamburg
- Member of the Board of Directors of Reed Elsevier plc, London, U.K.
- Member of the Supervisory Board of Reed Elsevier NV, Amsterdam, Netherlands
- Member of the Board of Directors of Smith & Nephew plc, London, U.K.
- Member of the Supervisory Board of TNT Post Group NV, Amsterdam, Netherlands
- Chairman of the Supervisory Board of Francotyp-Postalia Holding AG, Birkenwerder
- Chairman of the Board of Directors of Management Consulting Group plc, London, U.K.
- Member of the Board of Directors of JSC Severstal, Russia

Before Stomberg joined Management Consulting Group plc, he had been with the oil company BP for almost 30 years. His final responsibilities there were as Chief Executive of the Shipping, Refining and Marketing Division and a member of the Board of Directors of The British Petroleum Co. plc, London. Stomberg studied economics at Hamburg University, where he obtained his Ph.D. Rolf Stomberg is married with four children.

Ralf Deitz (Vice Chairman)

Born in Leverkusen on October 7, 1961
Vice Chairman of the LANXESS AG Supervisory Board
Further positions
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of SALTIGO GmbH

Deitz is a member of the LANXESS Works Council in Leverkusen and spokesman for the occupational health, safety and environmental protection committee. Since the beginning of 2006 he has worked for Fine Chemicals HSEQ, where he is active in the fields of occupational safety and health protection. He obtained his professional experience as a chemical assistant in various positions with Bayer AG. Having joined Bayer in 1977, he worked mainly in AI research (technical laboratories) and in the organic chemicals department ZeTO1.
He had been employed by Bayer AG for a year before he began his training as a chemical production technician in the Rubber Division.
Ralf Deitz is married with three children.

Wolfgang Blossey

Born in Stadum on December 20, 1951
District Secretary of the German Mine, Chemical and Power Workers' Union, Cologne
Further positions
- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of M-real Deutsche Holding GmbH, Bergisch-Gladbach
- Member of the Supervisory Board of INEOS Manufacturing Deutschland GmbH, Cologne
- Member of the Supervisory Board of INEOS Köln GmbH

Blossey has been a full-time trade union official at local, district or national level since 1976. He joined the Mine, Chemical and Power Workers' Union, becoming chairman of the youth representatives at Chemische Werke Hüls AG in 1966. Before studying for two years at the Social Academy in Dortmund, he completed an apprenticeship as a pipe fitter at Chemische Werke Hüls AG. Wolfgang Blossey is married with one child.

Werner Czaplik

Born in Czarnowasy, Poland, on May 8, 1957
Chairman of the LANXESS Central Works Council, Vice Chairman of the LANXESS Group Works Council and Vice Chairman of the LANXESS Works Council in Leverkusen.
Further positions
- Member of the Supervisory Board of LANXESS Deutschland GmbH

Czaplik obtained professional experience as a microphotographer in the Bayer AG reprographic services department, where he completed his training. Werner Czaplik is married with three children.

Dr. Rudolf Fauss

Born in Fuerth on February 17, 1952
Head of Human Resources CB Pensions; Chairman of the LANXESS Group Managerial Employees' Committee and Chairman of the Managerial Employees' Committee for LANXESS AG and LANXESS Deutschland GmbH.
Further positions
- Member of the Supervisory Board of LANXESS Deutschland GmbH

Fauss obtained professional experience in production, staff functions and project work and in the Central Research Division of Bayer AG. He was also involved in the Polysar integration during a four-year stay in Texas, United States.
Fauss graduated in chemistry at Vienna Technical University, where he was also awarded a Ph.D.
Rudolf Fauss is married with two children.

Ulrich Freese

Born in Drevenack on April 12, 1951
Vice Chairman of the German Mine, Chemical and Power Workers' Union
Further positions

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Vice Chairman of the Supervisory Board of Vattenfall Europe Mining AG, Cottbus
- Vice Chairman of the Supervisory Board of Vattenfall Europe Generation AG, Cottbus
- Member of the Supervisory Board of Vattenfall Europa AG, Berlin
- Vice Chairman of the Supervisory Board of RAG-Immobilien AG (term ended December 31, 2006)
- Vice Chairman of the Supervisory Board of Deutsche Montan Technologie, Essen
- Vice Chairman of the Supervisory Board of GSB – Gesellschaft zur Sicherung von Bergmannswohnungen mbH, Essen
- Vice Chairman of the Supervisory Board of GSG Wohnungsbau Braunkohle GmbH, Cologne
- Vice Chairman of the Supervisory Board of Wohnbau Westfalen GmbH, Dortmund

Freese has been a member of the German Mine, Chemical and Power Workers' Union (IG BCE) trade union for 40 years and its Vice Chairman since March 2004.
He has been a trade union secretary for almost 30 years, successively holding the positions of youth, labor law and works council secretary as well as deputy school, district and state district manager.
Freese completed an apprenticeship as a fitter at the Schlägel und Eisen mine and was a mine worker for several years.
Ulrich Freese is married with three children.

Rainer Hippler

Born in Mannheim on July 12, 1957
Chairman of the LANXESS Group Works Council and of the Works Council of Rhein Chemie Rheinau GmbH
Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Rhein Chemie Rheinau GmbH

Rainer Hippler is a member of the District Executive Committee of the German Mine, Chemical and Power Workers' Union in Mannheim and an honorary judge at the Baden-Wuerttemberg State Labor Court in Mannheim.
He obtained many years' professional experience as a chemical production technician, chemical industrial supervisor and production assistant in the multi-purpose pilot plant of Rhein Chemie Rheinau GmbH, which he joined in 1972.
Hippler completed an apprenticeship there as a chemical production technician before training as an industrial supervisor.
Rainer Hippler is married with one child.

Dr. Friedrich Janssen

Born in Essen on June 24, 1948
Member of the Executive Board of E.ON Ruhrgas AG, Essen
Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Gerling Versicherungs-Beteiligungs AG, Cologne
- Member of the Supervisory Board of HDI Rechtsschutz Versicherung AG, Hanover
- Member of the Supervisory Board of STEAG AG, Essen (term ended December 31, 2006)
- Various Supervisory Board positions at subsidiaries of E.ON Ruhrgas AG, Essen
- Member of the Advisory Board of HDI Haftpflichtverband der Deutschen Industrie Versicherungsverein auf Gegenseitigkeit, Hanover
- Member of the Supervisory Board of National-Bank AG, Essen

Janssen has been a member of the Management Board of Ruhrgas AG (now: E.ON Ruhrgas AG) in Essen since 1995. He obtained his professional experience in various positions with E.ON Ruhrgas AG, which he joined in 1981. These positions included Manager of "General Accounting/Special Assignments", Division Manager of "External Accounting" and "Equity Interests" and Senior Division Manager of "External Accounting/Equity Interests".
Janssen studied business administration at Goettingen University, which he left with a Ph.D.
Friedrich Janssen is married with two children.

Dr. Jürgen F. Kammer

Born in Bad Nauheim on January 9, 1939
Former Chairman of the Supervisory Board of Süd-Chemie AG
Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of Villeroy & Boch AG, Mettlach
- Member of the Supervisory Board of Augustinum Gemeinnützige GmbH, Munich
- Member of the Administrative Board of Wittelsbacher Ausgleichsfonds, Munich

Before becoming Chairman of the Supervisory Board of Süd-Chemie AG, Kammer served as Chairman of the Executive Board of this chemicals group, which he worked for from 1992 until 2006. Before he joined Süd-Chemie, he worked for BASF, where he held positions including that of Head of the Finance Division and Chairman of the Management Board of BASF Lacke und Farben AG in Muenster.
Kammer studied economics and law in Munich, Kiel and Freiburg. After graduating, he completed his studies with a Ph.D. in law.
Jürgen Kammer is married with four children.

Robert J. Koehler

Born in Munich on January 12, 1949
Chairman of the Management Board of SGL Carbon AG, Wiesbaden
Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Chairman of the Supervisory Board of Benteler AG, Paderborn
- Member of the Supervisory Board of Pfleiderer AG, Neumarkt
- Member of the Supervisory Board of AXA Versicherung AG, Cologne
- Member of the Supervisory Board of Heidelberger Druckmaschinen AG, Heidelberg
- Member of the Supervisory Board of Demag Cranes AG, Wetter

Before joining SGL Carbon AG, Koehler had worked for the Hoechst Group from 1971 to 1991, where he was Marketing Manager for Organic Chemicals at Hoechst UK Ltd., Director of Hoechst Colombiana S.A. in Colombia and, finally, Corporate Planning Manager at the headquarters in Frankfurt.
After completing a commercial apprenticeship, he studied business administration at Mainz University of Applied Sciences.
Robert Koehler is married.

Rainer Laufs

Born in Bremen on November 6, 1941

Self-employed consultant

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Chairman of the Supervisory Board of WCM Beteiligungs- und Grundbesitz AG, Frankfurt/Main
- Chairman of the Supervisory Board of Klöckner Werke AG, Duisburg
- Member of the Supervisory Board of KHS Maschinen- und Anlagenbau AG, Dortmund
- Vice Chairman of the Supervisory Board of Petrotec AG, Duesseldorf

Before he became self-employed, Laufs worked for two years as Executive Director of Forum für Zukunftsenergien e.V. in Berlin. He graduated in economics and obtained his professional experience primarily with the Shell Group, for which he worked in the U.K., the Netherlands and elsewhere. He was with Shell for a total of 30 years, most recently as Chairman of the Management Board of Deutsche Shell AG.

He completed a bank apprenticeship before studying business administration in Cologne, Los Angeles and Boston.

Rainer Laufs is married with two children.

Lutz Lingnau

Born in Koenigsberg on March 9, 1943

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Board of Directors of Sirna Therapeutics Inc., San Francisco, United States (term ended December 31, 2006)

Until the end of 2005 Lingnau was a member of the Board of Management of Schering AG, Berlin, and President and Chief Executive Officer of Schering Berlin, Inc. in the United States.

Having joined Schering as a management trainee in 1966, he held various positions at Schering AG and its subsidiaries in South America and the U.S. from 1968 to1989. From 1983 to 1985, he was President of Berlex Laboratories Inc., United States.

Lutz Lingnau is married with three children.

Dr. Ulrich Middelmann

Born in Limburg on January 20, 1945

Vice Chairman of the Executive Board of ThyssenKrupp AG

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Member of the Supervisory Board of RAG AG, Essen
- Member of the Supervisory Board of RAG Beteiligungs-AG, Essen
- Member of the Supervisory Board of Commerzbank AG, Frankfurt/Main
- Chairman of the Advisory Board of Hoberg & Driesch GmbH, Duesseldorf
- Member of the Supervisory Board of E.ON Ruhrgas AG, Essen
- Further positions at subsidiaries of ThyssenKrupp AG, Duisburg and Essen

Middelmann has worked for the Krupp Group since 1977, holding positions of responsibility in several of its business areas. Before this, from 1972 to 1977, he was employed at the Betriebswirtschaftliches Institut der Eisenhüttenindustrie in Duesseldorf.

He studied mechanical engineering at Darmstadt Technical University and business administration at Rheinisch-Westfälische University in Aachen. In 1976, Middelmann was awarded a Ph.D. in economics by the Ruhr University in Bochum. He was appointed a part-time professor at Tongji University in Shanghai in 2003. In 2006 he received an honorary doctorate from the Faculty of Mechanical Engineering at the Ruhr University in Bochum.

Ulrich Middelmann is married with three children.

Dr. Sieghardt Rometsch

Born in Leonberg on August 26, 1938

Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt AG, Duesseldorf

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH
- Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt AG, Duesseldorf
- Deputy Chairman of the Supervisory Board of APCOA Parking AG, Stuttgart
- Member of the Supervisory Board of Duesseldorf University Hospital, Duesseldorf
- Member of the Board of HSBC Private Banking Holdings (Suisse) SA, Geneva, Switzerland
- Member of the Supervisory Board of HSBC Bank Polska S.A., Warsaw, Poland
- Chairman of the Advisory Board of Management Partner GmbH, Stuttgart

Before he became Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt AG, Rometsch was a general partner of this bank for 21 years and its spokesman for the last six years.

Prior to this, Rometsch had obtained professional experience at Chase Manhattan Bank in New York and Frankfurt, finally serving as General Manager for Germany, at Landesgirokasse in Stuttgart and in the cabinet of the President of the European Commission in Brussels.

Rometsch studied economics at Innsbruck, Kiel and Munich universities, obtaining his Ph.D. in Munich.

Siegfried Rometsch is married.

Hans-Jürgen Schicker

Born in Rheinhausen on November 1, 1953

Chairman of the LANXESS Works Council in Krefeld-Uerdingen

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH

Schicker became a member of the Bayer AG Works Council in 1981 and is currently responsible for LANXESS in Krefeld-Uerdingen. He obtained his professional experience as a fitter at Bayer AG, becoming a full-time member of the Works Council in 1984.

He trained as a fitter with Bayer AG.

Hans-Jürgen Schicker is married with two children.

Gisela Seidel

Born in Duesseldorf on February 2, 1951

Chairwoman of the LANXESS Works Council in Dormagen

Further positions:

- Member of the Supervisory Board of LANXESS Deutschland GmbH

Seidel was appointed by the court to the LANXESS AG Supervisory Board on March 14, 2005. From 1984 to 1999 she was a member of the Bayer AG Works Council in Dormagen. She was assigned to LANXESS at the time of the spin-off and elected Chairwoman at the first meeting of the LANXESS Works Council in Dormagen.

She obtained the entrance qualification for a university of applied sciences before training as a chemical laboratory assistant at Bayer AG in Dormagen.

Gisela Seidel is married with one child.

Financial Information

Group Management Report

The LANXESS Group

Business and strategy The LANXESS Group is a globally operating chemicals enterprise with a portfolio ranging from basic, specialty and fine chemicals to polymers. The partly low margin level has made it essential to evolve lean, uncomplicated structures, and to systematically optimize plants and processes.

To raise profitability to the level typical of other companies in the industry, LANXESS has adopted a strategic package with four phases: performance improvements, targeted restructuring, portfolio adjustments and acquisitions. In the past fiscal year, we implemented measures in all four phases and acquired a company for the first time in our history as an independent enterprise. An additional aim is selective organic growth in profitable markets.

The segments in brief Organizationally, the LANXESS Group is divided into four segments: Performance Rubber, Engineering Plastics, Chemical Intermediates and Performance Chemicals.

The **Performance Rubber** segment combines all the Group's activities in synthetic rubber production. Here LANXESS offers a broad portfolio of innovative products, many of which are international leaders. The segment comprises the Butyl Rubber, Polybutadiene Rubber and Technical Rubber Products business units, and has production sites in Dormagen, Leverkusen and Marl, Germany; Zwijndrecht, Belgium; La Wantzenau and Port Jérôme, France; Sarnia, Ontario, Canada; and Orange, Texas, United States. Its products have applications in areas ranging from tires and other automotive components to construction materials, leisure equipment, machinery and chewing gum.

LANXESS's **Engineering Plastics** segment makes it one of the world's most important suppliers of polymers. This segment's business units are Lustran Polymers (formerly Styrenic Resins) and Semi-Crystalline Products, and its production sites are located in Dormagen, Hamm-Uentrop and Krefeld-Uerdingen, Germany; Antwerp, Belgium; Tarragona, Spain; Addyston, Ohio, and Bushy Park, South Carolina, in the United States; Katol, Moxi and Nandesari, India; Map Ta Phut, Thailand; and Wuxi, China. The plastics that LANXESS produces are particularly used in household appliances, the automotive industry, electrical engineering, electronics, and medical equipment.

The operations that LANXESS combines in its **Chemical Intermediates** segment make it one of the world's leading suppliers of basic and fine chemicals and inorganic pigments. The business units in this segment are Basic Chemicals, Saltigo (formerly Fine Chemicals) and Inorganic Pigments, and its production sites are in Brunsbuettel, Dormagen, Leverkusen and Krefeld-Uerdingen, Germany; Branston, Staffordshire, United Kingdom; Vilassar de Mar, Spain; Baytown, Texas, and Burgettstown, Pennsylvania, in the United States; Porto Feliz, Brazil; Shanghai, China; and Sydney, Australia. These products are used in such diverse sectors as agrochemicals, construction, dyes and pharmaceuticals.

The **Performance Chemicals** segment embraces the Group's application-oriented specialty chemicals operations. The business units in this segment are Material Protection Products, Functional Chemicals, Leather, Rhein Chemie, Rubber Chemicals and Ion Exchange Resins. It has numerous production sites: in Mannheim, Leverkusen, Krefeld-Uerdingen, Dormagen, Brunsbuettel and Bitterfeld, Germany; Antwerp, Belgium; Filago, Italy; Merebank, Newcastle, Isithebe and Rustenburg, South Africa; Birmingham, New Jersey, Bushy Park, South Carolina, and Chardon, Ohio in the United States; Lerma, Mexico; Zárate, Argentina; Wuxi, Weifang, Tongling and Qingdao, China; Thane and Madurai, India; and Toyohashi, Japan. Its varied products are used in disinfectants, dyes, wood preservatives, the food and beverage industry, water treatment, the leather industry, and more.

Organization LANXESS AG functions largely as a management holding company. Each business unit has global responsibility for its own operations. They are complemented by group functions with international responsibility for providing services.

LANXESS GmbH is a wholly owned subsidiary of LANXESS AG, and in turn controls the other subsidiaries and affiliates both in Germany and elsewhere.

The following are the principal companies wholly owned by LANXESS directly or indirectly:

- LANXESS Deutschland GmbH, Leverkusen, Germany: production and sales, all segments
- LANXESS Corporation, Pittsburgh, Pennsylvania: production and sales, all segments
- LANXESS Elastomères S.A.S., Lillebonne, France: production and sales, Performance Rubber
- LANXESS Holding Hispania, S.L., Barcelona, Spain: holding company, all segments
- LANXESS Inc., Sarnia, Ontario, Canada: production and sales, Performance Rubber
- LANXESS International SA, Fribourg, Switzerland: sales, all segments
- Lanxess N.V., Antwerp, Belgium: production and sales, Engineering Plastics and Performance Chemicals
- LANXESS Rubber N.V., Zwijndrecht, Belgium: production and sales, Performance Rubber
- Rhein Chemie Rheinau GmbH, Mannheim, Germany: production and sales, Performance Chemicals
- SALTIGO GmbH, Leverkusen, Germany; production and sales, Chemical Intermediates

We initiated or carried out the following major changes in the segments during 2006:

In the Leather business unit, we completed the first acquisition in our history as an independent enterprise, acquiring the 50% interest in Chrome International South Africa Ltd. (CISA) in Newcastle, South Africa, held by the Dow Chemical Group. We are now the sole owner of the world's most modern sodium dichromate and chromic acid plant. The transaction took legal and economic effect on February 1, 2007.

Effective February 28, 2006, we divested the Fibers business unit of the Engineering Plastics segment. Two other divestments related to the Performance Chemicals segment. We sold the Paper business unit of this segment effective March 31, 2006, while the Textile Processing Chemicals business unit was divested at the end of fiscal 2006.

The Fine Chemicals business unit of the Chemical Intermediates segment has been operating independently since April 2006 as SALTIGO GmbH, a wholly owned subsidiary of LANXESS Deutschland GmbH.

Value management and control system To achieve its strategic goals, the LANXESS Group needs concrete controlling parameters against which it can measure the success of its efforts. Such assessments are founded on a reliable, readily understandable financial and controlling information system. LANXESS is constantly working to improve the information provided by the Accounting and Controlling group functions, through consistent reporting of projected, expected and actual data.

The key controlling parameter for the LANXESS Group and the individual segments at present is EBITDA (earnings before interest, taxes, depreciation and amortization) pre exceptionals. It is calculated from EBIT by adding back depreciation and amortization relating to operations, leaving out any exceptional items. Each operating decision or achievement is measured in both the short and the long term by how it affects EBITDA. We aim to improve our profitability, measured as the EBITDA margin (pre exceptionals), to the level of our competitors by 2009. In 2006, this was between 12% and 14%. We also set profitability targets for our business operations. All LANXESS business units are expected to achieve an EBITDA margin pre exceptionals of at least 5% in 2009.

To monitor working capital, we use two key performance indicators: DSI (days of sales in inventories) and DSO (days of sales outstanding). These represent inventories and receivables, respectively, in relation to sales after adjustment for portfolio effects. Another important performance indicator is business free cash flow, which indicates the business units' direct contributions toward generating cash. It is calculated for the operating units by a simplified cash flow method.

As previously announced, we introduced two additional controlling parameters – return on capital employed (ROCE) and the net debt ratio – in the reporting year. ROCE is a profitability ratio that indicates how effectively we utilize our employed and tied-up capital, and is calculated as the ratio of EBIT pre exceptionals to capital employed. Capital employed can be derived from balance sheet data; it is defined as total assets less deferred tax assets and interest-free liabilities. Interest-free liabilities comprise provisions (not including provisions for pensions), tax liabilities, trade payables, and material items included under "other liabilities." The net debt ratio is defined as the total of current and non-current financial liabilities, less liquid assets, divided by EBITDA pre exceptionals. Both controlling parameters are used exclusively at Group level.

Value Management and Control System		2005	2006
EBITDA pre exceptionals	€ million	581	675
EBITDA margin pre exceptionals	%	8.1	9.7
Capital employed	€ million	2,578	2,640
ROCE	%	12.9	15.9
Days of sales in inventories (DSI)	Days	53.8	56.1
Days of sales outstanding (DSO)	Days	53.6	49.5
Net financial liabilities	€ million	680	511
Net debt ratio		1.2x	0.8x
Investment ratio	%	3.5	3.8

Thanks to a disproportionate increase in EBIT pre exceptionals and an only slight increase in capital employed, our ROCE improved from 12.9% in 2005 to 15.9% in 2006. Our net debt ratio also improved due to a significant reduction in net debt and to the growth in business during the year measured as EBITDA pre exceptionals.

Expenditures for property, plant and equipment are subject to rigorous capital discipline, and focus systematically on those product areas with the greatest potential for success. We have defined 4% of sales as a sustainable and appropriate investment ratio for the Group. Capital expenditures last year were just below this level but will be slightly higher in 2007, at or slightly above €300 million.

Business Conditions

The economic environment 2006 was characterized by sustained strong expansion of the global economy, which grew by 3.8% and therefore somewhat more than our forecast of 3.5%.

As expected, this robust growth rate was supported above all by the Asia-Pacific region and here especially by China, India and other East Asian countries. In addition to the significant rise in consumer demand, investments in this booming region were also increased strongly again. Especially in the first quarter, the United States remained a major driver of the global upswing, but has noticeably lost impetus since the spring due to weaker economic performance. Two factors in particular were responsible for this development: the end of the real estate boom and the restrictive monetary policy of the U.S. Federal Reserve from the spring onward. The economic upturn in Japan also slowed perceptibly due to flatter production growth and a decline in public-sector investment. By contrast, the economies of the European markets that are of importance to German industry continued to consolidate their gains. The main impetus came from trade with European countries, and deliveries to the euro zone and the new E.U. member states expanded considerably.

During the course of the year, the U.S. dollar dropped sharply in value against the euro. This development was accompanied by a strong increase in volatility. At the end of 2006, the euro was worth around $1.32, up 11.9% from a year earlier. The main reasons for this decrease were inflation expectations and uncertainty about the further course of U.S. monetary policy. The average value of the euro for the year was around $1.26, which was what we had anticipated.

Prices of raw materials climbed strongly again during 2006 on account of the dynamic global economy. The price of oil reached a new high of around US$74.00 per barrel in September due to the political tensions in the Middle East. The fact that there were no major hurricanes and that both the Middle East situation and the confrontation with Iran cooled led in December to a drop in the price of oil to around US$58 per barrel. The expected fluctuations on the commodities markets were also reflected in consumer prices.

GDP and Chemical Production in 2006		
Change vs. prior year in % (projected)	Gross domestic product	Chemical production
Americas	3.5	3.1
NAFTA	3.3	2.9
Latin America	4.8	4.2
EMEA	3.2	4.5
Germany	2.7	3.7
Western Europe	2.6	4.2
Central/Eastern Europe	5.4	12.7
Asia-Pacific	4.9	6.3
Japan	2.0	(0.9)
Greater China	9.2	12.7
India	8.5	7.3
World	**3.8**	**4.7**

The chemical industry The upswing in the chemical industry that began in 2003 continued in 2006. Global production increased by around 4.7% in 2006 and, like general economic growth, slightly exceeded our forecast of 4%. The Asian markets accounted for a disproportionate share of this growth, underscoring the ongoing trend toward local production.

As anticipated, the chemical industry in the NAFTA region bounced back from its noticeable slump in 2005 to post more dynamic growth of 3%. At 4.5%, growth in chemical production in Europe was much higher than we had anticipated a year earlier. The new E.U. member states in central and eastern Europe saw the highest production growth, although they started from a low base. As in 2005, exports were the main driver for the European chemical industry's growth.

Evolution of major user industries The automotive industry performed robustly in 2006, as expected, with global production growing 4.1%. The main growth drivers here were the Asia-Pacific region with China and India, which posted impressive growth rates of 22.3% and 17.2% respectively. Central and eastern Europe also contributed substantially to this positive trend with growth of 6.7%. As in 2005, growth was less vigorous in the industry's main markets in North America and western Europe. The reasons for this were still high fuel prices and the resulting decline in purchasing power, as well as consumers' continued reluctance to spend.

The performance of the construction industry was positive overall with growth at 5%, up two percentage points from the previous year. By far the largest gains were posted in India, China and Latin America. The momentum for the construction industry's growth in Asia-Pacific and Latin America derived from the dynamic economic expansion in both of these regions. Growth in the European construction industry was driven above all by the new markets in central and eastern Europe.

With growth of 8%, the electrical and electronics industries posted by far the strongest expansion in 2006, which in fact slightly exceeded our positive forecast of 7%. This robust growth was global, bypassing only Latin America and, to a certain degree, Japan.

In the tire industry, the trend of shifting production to emerging nations continued in 2006. The downturn in the NAFTA region accelerated at a surprising rate and was only marginally offset by a slight increase in production in Latin America. The decline continued in Germany and elsewhere in western Europe as well. Expansion of 6% in the Asia-Pacific region was driven primarily by China with growth of 14%.

The apparel industry performed unexpectedly well in 2006, with world production growing by 3.5%. As in the previous year, performance was uneven across the various regions. The industry posted very high growth rates in the Asia-Pacific region, again principally in India and China. This underscores the importance of expanding markets in Asia and the increase in production capacities in emerging nations. Additional impetus came from Latin America, and central and eastern Europe. However, the EMEA (Europe, Middle East, Africa) region experienced a downturn overall, mainly due to a decline in production in Germany and elsewhere in western Europe. The textile industry in North America also reported negative growth rates, although the pace of this downward trend was much slower than in 2005.

Evolution of Major User Industries in 2006

Change vs. prior year in % (projected)	Automotive	Construction	Electrical	Tires	Textiles, Apparel, Leather
Americas	(1.2)	6.0	9.0	(4.3)	0.0
NAFTA	(2.6)	5.0	9.0	(5.9)	(1.0)
Latin America	6.3	12.0	3.0	1.6	3.0
EMEA	3.0	3.5	8.0	0.2	(2.0)
Germany	1.0	4.0	8.5	(2.5)	(5.0)
Western Europe	(1.3)	3.5	7.5	(1.7)	(3.0)
Central/Eastern Europe	6.7	8.5	7.0	1.4	(1.0)
Asia-Pacific	9.2	6.0	8.0	6.0	9.0
World	**4.1**	**5.0**	**8.0**	**1.5**	**3.5**

The Legislative Environment On December 13 and 18, 2006, the Regulation concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) was adopted by the European Parliament and the European Council of Environment Ministers respectively. This concluded the process lasting several years of reforming European chemicals legislation. The regulation enters into force on June 1, 2007.

In contrast to previous European chemicals law, REACH is based on the principle of individual responsibility. Any person (manufacturer or importer) placing chemicals on the market is responsible for those chemicals and must himself procure the data necessary for evaluating their safety. Based on these data, instructions must be provided for the safe handling of these substances along the entire value chain. REACH covers all chemicals produced in quantities of one or more tons per year. The scope of the data required for registration depends on the quantity of the chemical produced.

Since the technical guidelines for implementing this regulation are still being compiled, the precise consequences for LANXESS cannot yet be determined at this time. Please see the Risk Report for further information.

Business Performance of the LANXESS Group

- Sales adjusted for portfolio effects up slightly from previous year
- LANXESS achieves earnings target: EBITDA pre exceptionals climbs €94 million, to €675 million
- EBITDA margin pre exceptionals up from 8.1% in 2005 to 9.7%
- Exceptional items for portfolio adjustments and restructuring measures pull down operating result
- First-time net income of €197 million
- LANXESS pays first dividend

Summary of the fiscal year In 2006, the LANXESS Group improved its operating result before depreciation and amortization (EBITDA) pre exceptionals by €94 million, or 16.2%, to €675 million. A favorable market environment, particularly in Germany and the Asia-Pacific region, improvements in efficiency, and our restructuring successes contributed substantially to this result. Higher costs for raw materials and energy were again passed on to customers through price increases wherever possible. The EBITDA margin rose by 1.6 percentage points to 9.7%. We therefore achieved our objective of significantly increasing our EBITDA margin pre exceptionals to between 9% and 10% as announced in fall 2004. This is also a successful step toward attainment of our new Group objectives, which are explained in greater detail in the Outlook section. Pressure was put on our operating result (EBIT) by exceptional charges for the portfolio adjustments and further restructuring measures undertaken during the fiscal year. As a result of the systematic optimization of our financing structure, our financial result improved by 38.6%. The net income for the Group amounted to €197 million compared with last year's loss of €63 million. It is planned that our stockholders benefit from the company's greatly improved earnings situation in the form of a dividend. The Management Board and Supervisory Board will propose distribution of a dividend of €0.25 per LANXESS share for the first time at the Annual Stockholders' Meeting to be held on May 31, 2007.

Key Financial Data	2005	2006	Change
€ million			in %
Sales	7,150	6,944	(2.9)
Gross profit	1,613	1,540	(4.5)
EBITDA pre exceptionals	581	675	16.2
EBITDA margin pre exceptionals	8.1%	9.7%	–
EBITDA	341	638	87.1
Operating result (EBIT) pre exceptionals	332	421	26.8
Operating result (EBIT)	28	376	*
Financial result	(145)	(89)	38.6
Income (loss) before income taxes	(117)	287	*
Net income (loss)	(63)	197	*
Earnings per share (€)	(0.75)	2.33	*

* change of more than 100%

Sales and earnings

Sales Sales by the LANXESS Group met expectations in fiscal 2006, amounting to €6,944 million. In the previous year, we announced we would systematically pursue our "price before volume" strategy coupled with only moderate growth in sales in our continuing operations. The decline in sales by 2.9% compared to the previous year was exclusively due to portfolio adjustments and unfavorable currency effects, particularly in the case of the U.S. dollar. Adjusted for the sale of the Fibers and Paper business units and the Rhein Chemie subsidiary iSL-Chemie GmbH and the unfavorable currency effects, the LANXESS Group saw a slight increase in sales of 1.2%. The positive price effects of €289 million, or 4.0%, more than compensated for the decrease in volume of €197 million, or 2.8%. As far as selling markets were concerned, Germany and the Asia-Pacific region posted very pleasing growth in a favorable economic environment. In the EMEA region (Europe, Middle East, Africa), excluding Germany,

Group Sales
€ million


8,000
6,000
4,000
2,000
0
6,773
7,150
6,944
2004
2005
2006

sales growth was less dynamic than in the previous year, whereas sales in the Americas adjusted for portfolio and currency effects remained at last year's level.

Effects on Sales	2006
Approximate data	in %
Price	4.0
Volume	(2.8)
Currency	(0.4)
Portfolio	(3.7)
	(2.9)

This development reflected our strategy of selective sales growth. Another influencing factor were the higher prices imposed in some areas of the business to pass on increased raw material costs.

Sales by Segment	2005	2006	Change	Contribution to Group sales in %
€ million			in %	in %
Performance Rubber	1,678	1,776	5.8	25.6
Engineering Plastics	1,737	1,708	(1.7)	24.6
Chemical Intermediates	1,535	1,533	(0.1)	22.1
Performance Chemicals	1,977	1,812	(8.3)	26.0
Other/Consolidation	223	115	(48.4)	1.7
	7,150	**6,944**	**(2.9)**	**100.0**

The Performance Rubber segment posted a price-driven rise in sales. The decline in sales in the Engineering Plastics and Performance Chemicals segments resulted from portfolio adjustments. The Chemical Intermediates segment was able to maintain the same high level of sales as in 2005.

Gross profit Compared to the previous year, the cost of sales decreased by 2.4% to €5,404 million, due both to portfolio measures and increases in efficiency. Against these were higher prices for raw materials and energy. Gross profit declined by 4.5% to €1,540 million. Our gross profit margin was 22.2%, nearly matching the prior-year figure of 22.6%. To varying degrees, the continued strong increases in raw material and energy prices were passed on to the market by the segments. Especially in those areas in which stiff competition was an obstacle to implementing the necessary price increases in full, the earnings situation was stabilized by the productivity improvements achieved. The sale of the loss-making Fibers business unit and the low-margin Paper business unit as well as the success of our extensive restructuring measures in fiscal 2005 and 2006 had a positive effect on gross profit.

EBITDA and operating result (EBIT) Despite only a slight decline in business volume, selling costs and general administrative expenses decreased by 11.2% and 10.9% respectively in 2006 due to portfolio effects and the systematic reduction in fixed costs in sales and administration.

Research and development costs were down 13.9%, to €87 million. Thus R&D costs represented 1.3% of sales, which is around the prior-year level.

Other operating expenses less other operating income dropped substantially from €336 million to €57 million. In the prior year, this item included significant exceptional charges of €304 million relating in particular to restructuring and portfolio measures, and expenses for settlements relating to antitrust investigations. In fiscal 2006, exceptional charges amounted to €45 million, most of which was attributable to restructuring and portfolio measures.

EBITDA Pre Exceptionals by Segment	2005	2006	Change
€ million			in %
Performance Rubber	214	248	15.9
Engineering Plastics	66	103	56.1
Chemical Intermediates	211	245	16.1
Performance Chemicals	212	220	3.8
Other/Consolidation	(122)	(141)	(15.6)
	581	**675**	**16.2**

Since the LANXESS Group began doing business independently, all operating segments have turned in a consistently positive performance. In fiscal 2006, the segments again increased their EBITDA pre exceptionals. The Performance Rubber and Chemical Intermediates segments leveraged their strong market positions

EBITDA Pre Exceptionals

€ million


800
600
400
200
0
447
581
675
2004
2005
2006

EBITDA Margin Pre Exceptionals

in %


10
5
0
6.6
8.1
9.7
2004
2005
2006

and generated double-digit percentage increases in earnings. The favorable chemical industry environment contributed to this result, as did the successful implementation of efficiency-enhancing programs. The latter were key factors in the jump in earnings of more than 50% in the Engineering Plastics segment, and the sale of the loss-making Fibers business unit also had a positive effect. Earnings performance of the Performance Chemicals operations varied, but the segment posted overall growth of 3.8%.

The operating result amounted to €376 million and was therefore €348 million higher than the prior-year figure of €28 million, which was significantly impacted by exceptionals.

The 2006 operating result (EBIT), which was substantially higher than a year earlier, nevertheless contains exceptionals totaling €45 million, all of which are included in the other operating result. €42 million of this charge related particularly to the additional package of measures to enhance the LANXESS Group's competitiveness, and were mostly the result of global, cross-segment restructuring programs and portfolio adjustments. Additional exceptional charges of €3 million went for settlements related to antitrust investigations.

The total exceptional charges of €304 million for 2005 mainly included expenses for restructuring measures and portfolio adjustments, expenses for settlements related to antitrust investigations and impairments of non-current assets.

Reconciliation of EBIT to Net Income (Loss)	2005	2006	Change
€ million			in %
Operating result (EBIT)	**28**	**376**	•
Loss from investment in associate	(35)	(16)	54.3
Net interest expense	(41)	(23)	43.9
Other financial income and expenses – net	(69)	(50)	27.5
Financial result	**(145)**	**(89)**	**38.6**
Income (loss) before income taxes	**(117)**	**287**	•
Income taxes	63	(85)	•
Income (loss) after taxes	**(54)**	**202**	•
of which:			
Minority interests	9	5	(44.4)
Net income (loss)	(63)	197	•

• change of more than 100%

Financial result The financial result came in at minus €89 million in 2006, compared to minus €145 million for the prior year. The success of our efforts to optimize the capital and financing structure of the LANXESS Group is evident in the significant improvement in net interest expense. The loss from the at-equity valuation of the company's interest in Bayer Industry Services GmbH & Co. OHG (BIS) amounted to €16 million. In addition, there was a slight deterioration in the balance of exchange gains and losses compared to 2005. The expenses for the repurchase and resale of the mandatory convertible bond issued in September 2004 also impacted the other financial result in the prior year.

Income before income taxes Income before income taxes increased by €404 million to €287 million as the result of the higher operating result and improved financial result.

Income taxes The pre-tax income resulted in tax expenses of €85 million, compared to the previous year's tax credit of €63 million. The tax rate was 29.6%.

Net income/Earnings per share After deductions of €5 million for minority interests, the LANXESS Group recorded net income of €197 million in 2006. The net loss of €63 million in 2005 was due largely to exceptional charges. Minority interests amounted to €9 million in 2005. Earnings per share were €2.33 in 2006, compared to minus €0.75 the year before.

Proposal on the utilization of profit In 2006, LANXESS AG's balance sheet profit amounted to €82 million. The Management Board and Supervisory Board will therefore propose to the Annual Stockholders' Meeting on May 31, 2007, that €21 million of this be allocated to retained earnings and that a dividend of €0.25 per share be paid. If this distribution proposal is approved by the stockholders, the total dividend payout will amount to €21 million. A proposal will be made to carry the remaining amount forward to new account.

Performance by Region

Sales by Market	2005		2006		Change
€ million	€ million	in % of sales	€ million	in % of sales	in %
EMEA (excluding Germany)	2,494	34.9	2,312	33.3	(7.3)
Germany	1,538	21.5	1,614	23.2	4.9
Americas	1,928	27.0	1,788	25.8	(7.3)
Asia-Pacific	1,190	16.6	1,230	17.7	3.4
	7,150	**100.0**	**6,944**	**100.0**	**(2.9)**

In the **EMEA** region (Europe, Middle East, Africa), excluding Germany, sales were down 7.3% from the previous year, to €2,312 million. Adjusted for portfolio and currency effects, this figure was 3.7% lower. The slight decrease in sales resulted mainly from the conscious decision to forego low-margin business. Sales in the Performance Rubber and Performance Chemicals segments grew, while the other segments saw sales drop. Markets in eastern Europe developed well, while business in Africa and the Middle East remained stable. Sales in France and Belgium in part significantly exceeded prior-year levels, whereas business in the U.K. and Italy did not perform as well as in 2005. The EMEA region (Europe, Middle East, Africa), excluding Germany, accounted for 33.3% of Group sales, compared to 34.9% in 2005.

Sales by Region

in %


17.7
33.3
23.2
25.8
EMEA (excluding Germany)
Americas
Germany
Asia-Pacific

In **Germany**, LANXESS sales grew 4.9% from the previous year, to €1,614 million. Adjusted for portfolio measures, sales increased by 8.1%. All segments improved sales substantially due to robust development of the German economy. The Performance Rubber and Engineering Plastics segments posted double-digit percentage growth in sales. Germany's share of total sales was 23.2%, compared to 21.5% in 2005.

LANXESS sales in the **Americas** region remained at around last year's level, adjusted for portfolio and currency effects. After portfolio and currency effects, sales shrank by 7.3% to €1,788 million. The Performance Rubber and Performance Chemicals segments achieved a slight improvement in sales, whereas the Engineering Plastics and Chemical Intermediates segments failed to match prior-year performance. In the United States, adjusted sales remained constant despite slightly weaker economic growth, whereas in Canada, sales were down marginally. Latin America saw sales growth of 3.9%, with Brazil and Mexico contributing particularly to this positive development. The Americas region accounted for 25.8% of total sales, down from 27.0% in 2005.

Sales in the **Asia-Pacific** region amounted to €1,230 million in fiscal 2006, up 3.4% from the previous year. Adjusted for currency effects and the business units divested, the increase in sales was 6.3%. All segments performed well, with the Performance Rubber and Engineering Plastics segments reporting above-average growth rates. The drivers of this growth were the Chinese and Indian markets, where substantial double-digit increases in sales were recorded. Business was also especially strong in Hong Kong, Thailand and the Philippines. The withdrawal from agency business in the Chinese market reduced sales there. The Asia-Pacific region's share of total sales rose from 16.6% to 17.7%.

Segment Data

- Performance Rubber: Strong market position underscored
- Engineering Plastics: Broad-based improvements
- Chemical Intermediates: Earnings stable at a high level
- Performance Chemicals: Portfolio effects take hold

Sales by Segment

in %



1.7
25.6
26.0
24.6
22.1
Performance Rubber
Engineering Plastics
Chemical Intermediates
Performance Chemicals
Other/Consolidation

Performance Rubber	2005		2006		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	1,678		1,776		5.8
EBITDA pre exceptionals	214	12.8	248	14.0	15.9
EBITDA	171	10.2	246	13.9	43.9
Operating result (EBIT) pre exceptionals	151	9.0	180	10.1	19.2
Operating result (EBIT)	108	6.4	178	10.0	64.8
Capital expenditures*	75		89		18.7
Depreciation and amortization	63		68		7.9
Number of employees (December 31)	3,119		2,967		(4.9)

* intangible assets and property, plant and equipment

In 2006, the **Performance Rubber** segment increased sales again over the previous year's high level by 5.8% to €1,776 million. Substantial price increases of 10.2% more than offset the 3.8% decline in volumes and the marginal negative currency effect of 0.6%. Price increases in all of the segment's business units served to pass on the in part considerably higher costs of raw materials to the market. In the Butyl Rubber business unit, the large inventories held by our customers and a strike at a major customer prevented further volume growth. However, the business unit maintained its market position. As expected, the Polybutadiene Rubber business unit reported a decline in volumes in the Americas region. With the start of a market consolidation process, we adjusted production capacities at the U.S. site in Orange, Texas, in early 2006. However, the business unit was unable to match the sales of the previous year due to the difficult market environment in the United States. Volumes in the Technical Rubber Products business unit remained at the previous year's level.

The segment's EBITDA pre exceptionals jumped by 15.9%, to €248 million, with cost containment and efficiency enhancements also helping to improve earnings throughout the segment. In the Butyl Rubber business unit, plant consolidation and process optimization measures were initiated at the site in Zwijndrecht, Belgium, while at the facility in Sarnia, Ontario, Canada, we completed certain capacity expansion activities. In addition to the above-mentioned capacity adjustments in the United States, the Polybutadiene Rubber business unit also modified the production units at Port Jérôme, France, to manufacture the product grades required by the market. Nonetheless, this business unit's earnings remained below the prior-year level due to the adverse demand situation. The restructuring and cost-cutting measures that were initiated in the Technical Rubber Products business unit during 2005 became fully effective in 2006, helping compensate for the rise in energy prices and contributing to a significant improvement in earnings. The EBITDA margin pre exceptionals for the segment as a whole improved 1.2 percentage points, to a pleasing 14.0%.

EBITDA Margin of Performance Rubber

in %



15
7.5
0
8.6
12.8
14.0
2004
2005
2006

Exceptionals in this segment, at €2 million, related to expenditures for the aforementioned settlements in the context of antitrust investigations involving the Technical Rubber Products business unit. Provisions for such settlements gave rise to exceptional charges of €43 million in the previous year.

Engineering Plastics	2005		2006		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	1,737		1,708		(1.7)
EBITDA pre exceptionals	66	3.8	103	6.0	56.1
EBITDA	66	3.8	103	6.0	56.1
Operating result (EBIT) pre exceptionals	33	1.9	70	4.1	**
Operating result (EBIT)	10	0.6	70	4.1	**
Capital expenditures*	45		63		40.0
Depreciation and amortization	56		33		(41.1)
Number of employees (December 31)	3,479		2,814		(19.1)

* intangible assets and property, plant and equipment
** change of more than 100%

In the **Engineering Plastics** segment, portfolio adjustments led to a decline in sales of 1.7%, to €1,708 million. Adjusted for the sales of the Fibers business unit that was divested in the first quarter, the segment's sales were up slightly from the previous year. Price increases of 4.4% compensated for adverse volume effects of minus 1.6% and negative exchange rate effects of 0.4%.

In the Lustran Polymers (formerly Styrenic Resins) business unit, we continued to pursue our value-oriented growth strategy and consciously forego unprofitable sales, which depressed volumes. However, the price increases implemented were enough to compensate for this reduction in volumes. In the high-growth Indian and Chinese markets, the business unit saw a satisfactory increase in business volume, particularly in the case of ABS plastics. This development was fostered by the commissioning of additional production capacities in India. The markets served by the Semi-Crystalline Products business unit were characterized by high levels of demand, especially in Europe and the Asia-Pacific region. Further positive impetus was provided by the commissioning of a new compounding plant for the manufacture of Durethan® and Pocan® in Wuxi, China. The business unit's volumes exceeded the high levels of the previous year. Higher raw material costs were passed on to the market through higher prices.

Earnings in the Engineering Plastics segment jumped 56.1% to €103 million based on EBITDA pre exceptionals. In both business units of this segment, raising prices to pass on increases in raw material and energy prices had a positive effect. The Lustran Polymers business unit benefited from the successes achieved by changing strategy and initiating restructuring measures. The focus on higher-margin business improved earnings here. The consolidation of European production facilities for ABS specialties in Tarragona, Spain, also improved cost structures, as did the plant consolidations in Dormagen, Germany, and Brazil, which are proceeding according to schedule. To further strengthen our focus on the European ABS specialties business, we sold our Lustran SAN plastics product line in Europe and South America to BASF AG, Ludwigshafen, Germany, in May 2006. The production capacities freed up by this sale are now being used exclusively to produce ABS specialties. The temporary production stoppage in Tarragona due to fire damage had no sustained negative impact on earnings. Production facilities in the Semi-Crystalline Products business unit enjoyed very high levels of utilization all year, while the additional capacities in China made further contributions to earnings. The sale of the loss-making Fibers business to Asahi Kasei Fibers effective February 28, 2006 led to a further improvement in this segment's earnings. The EBITDA margin pre exceptionals jumped to 6.0% from 3.8% in 2005.

EBITDA Margin of Engineering Plastics



in %
6
3
0
2.8
3.8
6.0
2004
2005
2006

This segment did not report any exceptional items in 2006. In the previous year, the segment's operating result was diminished by impairment losses of €14 million in the Lustran Polymers business unit and €9 million in the Fibers business unit.

Chemical Intermediates	2005		2006		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	1,535		1,533		(0.1)
EBITDA pre exceptionals	211	13.7	245	16.0	16.1
EBITDA	211	13.7	245	16.0	16.1
Operating result (EBIT) pre exceptionals	143	9.3	181	11.8	26.6
Operating result (EBIT)	129	8.4	181	11.8	40.3
Capital expenditures*	59		45		(23.7)
Depreciation and amortization	82		64		(22.0)
Number of employees (December 31)	3,353		3,658		9.1

* intangible assets and property, plant and equipment

In 2006, sales by the **Chemical Intermediates** segment were nearly unchanged from the prior year at €1,533 million. Price increases of 1.0% compensated for an equally large decline in volumes. Negative currency effects of 0.1% were insignificant in this regard.

The Basic Chemicals and Inorganic Pigments business units implemented price increases to pass on rises in the cost of raw materials and energy. In the Saltigo (formerly Fine Chemicals) business unit, prices and volumes declined due to weaker demand for agrochemicals and specialty chemicals activities. The diminished demand from the agrochemicals market is explained by the dry weather during the year and the resulting reduced need for fungicides. Improvements in pharmaceutical intermediates and active ingredients, due in part to promising projects with new customers, could not fully offset this development. In the Inorganic Pigments business unit volumes increased thanks to buoyant demand for construction, coating and plastics applications.

EBITDA pre exceptionals in this segment improved by 16.1%, to €245 million, primarily because of much higher earnings in the Saltigo and Inorganic Pigments business units. The earnings generated by the Basic Chemicals business unit also remained high. Implementation of the restructuring measures initiated in 2005 enabled the Saltigo business unit to reduce fixed costs in all areas of operation. These measures included the closure of unprofitable facilities and, most importantly, a clearer positioning of this unit in the market for exclusive custom syntheses. The reductions in fixed costs helped compensate for higher raw material prices and improved earnings. On account of the strong project-oriented nature of this business, sales and earnings in the Saltigo business unit are always subject to a certain degree of volatility. Earnings in the Inorganic Pigments business unit were boosted by a positive demand situation and correspondingly high capacity utilization, coupled with the consolidation of production facilities. As part of our restructuring program, we closed our U.S. site at New Martinsville, West Virginia, in 2006. Customers are now supplied from Burgettstown, Pennsylvania, or directly from Krefeld-Uerdingen, Germany, and Porto Feliz, Brazil.

EBITDA Margin of Chemical Intermediates


in %
20
10
0
13.6
13.7
16.0
2004
2005
2006

The EBITDA margin pre exceptionals for the segment as a whole improved 2.3 percentage points, to 16.0%.

In 2006, this segment did not report any exceptional items. The exceptionals included in the segment's operating result in the previous year comprised impairment losses of €14 million for the Saltigo business unit.

Performance Chemicals	2005		2006		Change
	€ million	in % of sales	€ million	in % of sales	in %
Sales	1,977		1,812		(8.3)
EBITDA pre exceptionals	212	10.7	220	12.1	3.8
EBITDA	184	9.3	219	12.1	19.0
Operating result (EBIT) pre exceptionals	146	7.4	156	8.6	6.8
Operating result (EBIT)	118	6.0	155	8.6	31.4
Capital expenditures*	61		55		(9.8)
Depreciation and amortization	66		64		(3.0)
Number of employees (December 31)	4,743		3,891		(18.0)

* intangible assets and property, plant and equipment


EBITDA Margin of Performance Chemicals
in %
15
7.5
0
8.0
10.7
12.1
2004
2005
2006

Sales in the **Performance Chemicals** segment dropped 8.3% from the prior year, to €1,812 million, due to portfolio effects. Adjusted for the divestment of the Paper business unit and Rhein Chemie subsidiary iSL-Chemie GmbH, sales were up slightly by 1.7%. This was due to positive price and volume effects of 1.6% and 0.6% respectively, with a small negative currency effect of minus 0.5%. All business units except Rubber Chemicals raised prices or maintained them at last year's levels. The price increases allowed the business units to pass on the higher costs of raw materials and energy. The Material Protection Products and Leather business units posted pleasing sales growth. The former likewise increased volumes, also of its cold sterilization agent Velcorin®. The Leather business unit benefited especially from its strong market position in the Asia-Pacific region where price increases were implemented successfully. The two production facilities in Wuxi, China, that were completed in 2005, also contributed to this development. In the Rubber Chemicals business unit, sales dipped because of stronger competition and the closure of production facilities by customers, coupled with the associated drop in demand.

EBITDA pre exceptionals improved 3.8%, to €220 million, due mainly to the strong performance of the Material Protection Products, Leather and Ion Exchange Resins business units. The sale of the Paper business unit to Finland's Kemira Group in 2006 had a positive impact on the segment's performance. In the Rubber Chemicals business unit, earnings were diminished by the expenses involved in the launch of the new production joint venture, Anhui Tong Feng Shengda Chemical Co. Ltd. This company, based in Tongling, China, will enable us to further expand LANXESS's strong position in the Chinese rubber chemicals market. The Textile Processing Chemicals business unit was sold at the end of 2006. The segment's EBITDA margin pre exceptionals increased by 1.4 percentage points to 12.1%.

The segment's operating result was hampered by €1 million in the context of antitrust investigations already referred to above in the Rubber Chemicals business unit. In the previous year, such settlements led to exceptional charges of €28 million.

The exceptional items of €42 million reported by the **Other/ Consolidation** segment related mainly to restructuring measures and portfolio adjustments initiated in fiscal 2006, as did the previous year's exceptional items of €196 million. The expenses for restructuring measures and portfolio adjustments mainly comprise costs for headcount reductions, impairment charges, closures or partial closures of facilities, and the preparation of corporate transactions. Included in these expenses are impairment losses of €8 million, compared to €27 million in 2005. As in the prior year, restructuring and portfolio expenses are included in the Other/Consolidation segment because they relate to a Group-wide, cross-segment program of asset consolidations, process improvements and portfolio adjustments initiated by the Board of Management, and it is therefore not possible to allocate them properly among the operating segments.

Financial Condition

Balance sheet structure

- Net financial debt significantly reduced
- Equity ratio improved further
- Total assets down from previous year due to portfolio adjustments

Balance Sheet Structure	Dec. 31, 2005		Dec. 31, 2006		Change
	€ million	in %	€ million	in %	in %
Assets					
Non-current assets	1,835	42.3	1,730	41.1	(5.7)
Current assets	2,506	57.7	2,475	58.9	(1.2)
Total assets	**4,341**	**100.0**	**4,205**	**100.0**	**(3.1)**
Equity and liabilities					
Equity (including minority interest)	1,256	28.9	1,428	34.0	13.7
Non-current liabilities	1,576	36.3	1,554	37.0	(1.4)
Current liabilities	1,509	34.8	1,223	29.0	(19.0)
Total equity and liabilities	**4,341**	**100.0**	**4,205**	**100.0**	**(3.1)**

Total assets were down €136 million, or 3.1%, from the previous year, primarily because of portfolio adjustments in fiscal 2006. Please see the Notes to the Consolidated Financial Statements for more detailed information about assets and liabilities disposed of during the divestments. A decline in non-current assets on the assets side of the balance sheet stands against a decrease in current liabilities on the equity and liabilities side. The equity ratio improved 5.1 percentage points, to 34.0%.

Adjusted for portfolio measures, intangible assets and property, plant and equipment remained almost unchanged from the prior year. Deferred tax assets declined, as did the value of the interest in Bayer Industry Services GmbH & Co. OHG, which is included at equity, due to the loss posted by this company.

Non-current assets accounted for 41.1% of total assets, compared to 42.3% in 2005.

Current assets remained at around the prior-year level with a minimal slip of 1.2%. Inventories shrank by €21 million, or 2.0%. After adjustment for currency and portfolio effects, higher raw material prices yielded a slight increase in inventories. The low level of the previous year was also influenced by problems in obtaining deliveries from a raw material supplier. As a result, days of sales in inventories (DSI) rose marginally in fiscal 2006. Trade receivables were down by €141 million, or 13.2%, from the previous year. However, they remained virtually unchanged when adjusted for portfolio and currency effects. The days of sales outstanding (DSO) improved again against the previous year.

On the equity and liabilities side, equity, including minority interest, increased €172 million, or 13.7%, from the year before, due mainly to the net income recorded. The equity ratio came in at 34.0%, compared to 28.9% for the prior year. Further details of changes in equity are provided in the Statement of Changes in Equity and the Notes to the Consolidated Financial Statements.

Non-current liabilities remained close to last year's level with a slight drop of 1.4%, accounting for 37.0% of total equity and liabilities. They include the €500 million Euro Benchmark Bond issued in fiscal 2005, which strengthened Group financing for the long term. Provisions for pensions and other post-employment benefits were up €23 million, or 4.6%, from the year before.

Current liabilities decreased €286 million, or 19.0%, to €1,223 million, largely because of utilization of the restructuring provisions set up in the previous year, reduced trade payables and the repayment of short-term liabilities to banks.

Net financial debt, defined as financial liabilities less cash and cash equivalents, came to €511 million as of December 31, 2006. This represents a substantial €169 million, or 24.9%, decrease from the previous year. The reduction is primarily the consequence of strict capital discipline, stable operating cash flow and net income.

The Group's key balance sheet ratios are as follows:

Ratios in %		2005	2006
Equity ratio	Equity* / Total assets	28.9	34.0
Non-current asset ratio	Non-current assets / Total assets	42.3	41.1
Asset coverage I	Equity* / Non-current assets	68.4	82.5
Asset coverage II	Equity* and non-current liabilities / Non-current assets	154.3	172.4
Funding structure	Current liabilities / Total liabilities	48.9	44.0

* including minority interest

Capital expenditures LANXESS makes selective capital expenditures to increase its international competitiveness, focusing on profitable businesses with attractive growth opportunities. Funds are allocated to individual segments in keeping with strategic targets. As a rule, capital expenditures are financed out of the cash flow from operating activities, or if these funds are insufficient, from other cash and credit lines available. Additionally, capital expenditure projects are also pursued as part of production and other joint ventures with international partners.

Capital Expenditures vs. Depreciation and Amortization

€ million


400
300
200
100
0
279
328
251
313
267
262
2004
2005
2006
Capital expenditures
Depreciation and amortization

In 2006, capital expenditures for property, plant and equipment and for intangible assets came to €267 million, compared to €251 million the year before. Thus capital expenditures were level with depreciation and amortization, which came to €262 million. Depreciation and amortization included €8 million in impairments, which were reported as exceptionals. The prior year's depreciation and amortization was €313 million, including impairments of €67 million, €64 million of which were classified as exceptionals.

Capital expenditures focused primarily on measures to replace or maintain facilities or to enhance plant availability, and projects to improve equipment safety, improve quality or comply with environmental protection requirements. About 60% of the capital expenditures in 2006 were to preserve existing facilities, while the rest were for expansion or efficiency improvement measures.

In regional terms, about 39% of 2006 capital expenditures for property, plant and equipment in 2006 were made in Germany, about 20% in the EMEA region outside Germany, about 32% in the Americas, and about 9% in Asia. The figure for the Americas nearly doubled compared to the previous year. This is attributable to capital expenditures for expanding our butyl rubber production facilities in Canada.

Capital expenditures in the Performance Rubber segment, at €89 million (2005: €75 million), exceeded depreciation and amortization of €68 million. As in the previous year, expenditures served to expanding the capacity of the Butyl Rubber business unit's facilities in Sarnia, Ontario, Canada. Moreover, the Technical Rubber Products business unit invested significantly in chloroprene rubber (CR) production at the Dormagen site with the goal of expanding capacities and further improving process reliability.

In the Engineering Plastics segment capital expenditures came to €63 million, an increase of 40% over the previous year's spending of €45 million. This was significantly higher than the level of depreciation and amortization, which amounted to €33 million. In Tarragona, Spain, targeted capital expenditures were made in ABS production in support of the clear strategy of making Tarragona the hub of LANXESS's ABS operations for Europe and Latin America. In the Semi-Crystalline Products business unit, expenditures related to expanding polyamide 6 production at the Krefeld-Uerdingen site in Germany.

The Chemical Intermediates segment made capital expenditures of €45 million (2005: €59 million). These were less than depreciation and amortization, which amounted to €64 million. In Leverkusen, Germany, the Saltigo business unit initiated expansion of an existing complex compliant with cGMP (current Good Manufacturing Practice) to manufacture products for the pharmaceutical industry.

Capital expenditures in the Performance Chemicals segment, at €55 million (2005: €61 million), were slightly below depreciation and amortization of €64 million. Major expenditures related to the relocation of the hydrazine hydrate production plant from the Baytown, Texas, site in the United States to Weifang, China, which was completed in 2006. The Rhein Chemie business unit completed work on a service and technology center at its headquarters in Mannheim.

Among the major individual projects for 2006 were:

Segment	Description
Performance Rubber (BU: Butyl Rubber)	Expansion of butyl rubber production in Sarnia, Canada
Performance Rubber (BU: Technical Rubber Products)	Expansion of chloroprene rubber (CR) capacities in Dormagen, Germany
Engineering Plastics (BU: Lustran Polymers)	Expansion of ABS production in Tarragona, Spain
Engineering Plastics (BU: Semi-Crystalline Products)	Expansion of polyamide 6 production in Krefeld-Uerdingen, Germany
Chemical Intermediates (BU: Saltigo)	Expansion of an existing facility that complies with cGMP (current Good Manufacturing Practice) for the pharmaceuticals industry in Leverkusen, Germany
Performance Chemicals (BU: Functional Chemicals)	Joint venture for hydrazine hydrate in Weifang, China

Liquidity and capital resources

Financial condition

- Operating cash flow burdened by one-time payments
- Capital expenditures for property, plant and equipment financed out of operating cash flow
- Sound basis established for growth and restructuring cash-outs in 2007
- Term of syndicated credit line successfully extended

The cash flow statement shows cash inflows and outflows by type of business operation.

Cash Flow Statement	2005	2006	Change
€ million			
Income (loss) before income taxes	(117)	287	404
Depreciation and amortization	313	262	(51)
Other items	322	(22)	(344)
Net cash provided by operating activities before change in working capital	**518**	**527**	**9**
Change in working capital	106	(118)	(224)
Net cash provided by operating activities	**624**	**409**	**(215)**
Net cash used in investing activities	**(246)**	**(207)**	**39**
Net cash used in financing activities	**(319)**	**(164)**	**155**
Change in cash and cash equivalents from business activities	59	38	(21)
Cash and cash equivalents as of December 31	136	171	35

Cash provided by operating activities before changes in working capital improved slightly in 2006 compared to the year before. While income before taxes increased substantially and depreciation and amortization was €51 million below the previous year's figure, operating cash flow was impacted by significant one-time payments resulting from the utilization of provisions established in 2005 for restructuring, antitrust cases and higher bonus payments. In the prior year, the increase in other items included the corresponding allocations to provisions. They did not therefore result in cash outflows, and thus did not affect operating cash flow in 2005.

The change in working capital compared to December 31, 2005 resulted in a cash outflow of €118 million. Taking into account portfolio and currency effects, the increase in trade receivables and especially in inventories resulted from higher raw material prices and growth in business volume. In addition, the previous year's inventories were unusually low due to the problems in obtaining deliveries from a raw material supplier and production bottlenecks associated with Hurricane Rita. Moreover, an extension of payment terms with BIS was settled. Adjusted for these effects, working capital approximately matched the level of the previous year.

Cash used in investing activities in 2006 was less than in the previous year, at €207 million. Expenditures for property, plant and equipment and for intangible assets were up €16 million, or 6.4%, to €267 million and thus at the upper end of the range budgeted for 2006. Sales of property, plant and equipment brought in cash of €13 million, compared to €8 million the year before. The LANXESS Group received cash inflows of €104 million from the sale of companies and business units in 2006. The compensation paid for the prior-year loss of BIS and investments in securities led to expenditure on financial assets of €78 million.

Cash used in financing activities for 2006 came to €164 million, compared to €319 million in 2005. Most of this outflow resulted from a net loan repayment of €124 million. Interest expenses and other financial disbursements resulted in cash outflows of €39 million. The prior-year figure of €76 million included items such as payments associated with the June 2005 repurchase and resale of the convertible bond.

Cash and cash equivalents came to €171 million on the reporting date, €35 million, or 25.7%, above the prior-year figure of €136 million.

Financing of the LANXESS Group On the reporting date, the LANXESS Group had unutilized liquidity reserves amounting to approximately €1.6 billion comprising cash, committed credit lines and an asset-backed securities program. This significant liquidity reserve ensures the Group's solvency at all times and is evidence of LANXESS's good overall financial flexibility.

At the core of this liquidity reserve is a credit line of €1.25 billion agreed with an international syndicate of banks. This credit line was extended for a further year during 2006, so that the agreement now expires in October 2011. All of the banks in the syndicate consented to the extension, representing the successful exercise of the first of two extension options. The next date for further extension of the credit line is October 2007.

LANXESS's excellent liquidity enabled it to reduce the asset-backed securities program with an initial volume of €200 million implemented by LANXESS Deutschland GmbH in 2004. During 2006, the program was utilized to a maximum of €50 million. As a rule, the sale of receivables to raise liquidity is recognized in the consolidated balance sheet, which is why this transaction is considered to be on-balance sheet financing. LANXESS had not utilized this program by the reporting date.

No additional financing-related transactions were entered into during 2006.

In 2005, we issued a bond with a volume that qualified it as a benchmark bond for inclusion in the major European bond indices. It was issued with a seven-year maturity and a 4.125% annual interest coupon by LANXESS Finance B.V., an indirectly wholly owned subsidiary of LANXESS AG. The bond is guaranteed by LANXESS AG and received investment-grade ratings of BBB– from Standard & Poor's and Baa3 from Moody's Investor Services. The bonds are traded on the Luxembourg Stock Exchange under the securities identification code A0E6C9.

Bond performance – evolution of credit spread An important indicator for corporate bonds, apart from the absolute change in price, is the relative valuation of the risk specific to the issuer in comparison to a reference interest rate. This valuation is expressed in what is known as the "credit spread." The chart below shows the evolution of the credit spread of the LANXESS bond in comparison to the interest-rate swap curve. Following outstanding prior-year performance, the spread at times developed in significant variance to the market in comparison to both to LANXESS's own BBB rating class and to other chemical companies. The announcement by the Board of Management that LANXESS is also considering options for external growth led the bond markets to price in the event risk, which resulted in an increase in the credit spread. At the end of 2006, the LANXESS credit spread traded at the same level as the iBoxx Index for BBB-rated corporate bonds.

Bond Performance – Evolution of Credit Spread


Basis points
120
100
80
60
40
20
June 14, 2005
December 30, 2005
December 29, 2006
4.125% LANXESS 2012 (BBB–/Baa3)
iBoxx Chemicals
iBoxx Corporate BBB

Ensuring a healthy balance sheet and financing structure is an expression of the forward-looking and prudent financial strategy pursued by LANXESS. In the same context is the strategic corporate objective formulated by the Supervisory Board and the Board of Management of maintaining an investment-grade rating in the BBB range. Among other things, this ensures flexible access to capital markets. In 2006, signals from the rating agencies were mostly positive. For example, Fitch included LANXESS in its rating universe in May 2006, issuing an initial BBB flat rating with stable outlook. This was one level higher than the existing ratings from Standard & Poor's and Moody's. In June 2006, Moody's confirmed its Baa3 rating, at the same time upgrading the outlook from stable to positive. Standard & Poor's also confirmed its BBB– rating in May 2006, but its upgrade to a positive outlook was subsequently downgraded again to stable in September 2006. Standard & Poor's justified this move with the assumption that LANXESS in the future would use the financial scope provided by the BBB– rating for external growth.

Employees As of December 31, 2006, the LANXESS Group had a total of 16,481 employees. This was 1,801 fewer than a year earlier, due primarily to the restructuring measures and the divestment of the Fibers, Paper and Textile Processing Chemicals business units. The employees of these business units were no longer included as of the reporting date.

As of December 31, 2006, the LANXESS Group employed 3,083 individuals in the EMEA region (not including Germany), compared to 3,290 the year before. The number of employees in Germany declined from 9,410 to 8,263, which most clearly reflects the effects of the abovementioned changes. Staff in the Americas region was down from 3,694 in the previous year to 3,094. The increase in the number of employees in the Asia-Pacific region from 1,888 to 2,041 reflects our expanding activities in the high-growth Asian markets.

Personnel expenses totaled roughly €1,136 million, or 16.4% of sales, down 14.8% from the previous year. Wages and salaries, at €877 million, accounted for most of this figure. Social security contributions were €177 million, while pension plan expenses totaled €78 million, and social assistance benefits came to €4 million.

Employees by Region
in %



12.4
18.7
50.1
18.8
Germany
Americas
EMEA (excluding Germany)
Asia-Pacific

Employees by Segment
in %



19.1
18.0
17.1
23.6
22.2
Performance Rubber
Engineering Plastics
Chemical Intermediates
Performance Chemicals
Other/Consolidation

Employees by Functional Area
in %



2.4
9.8
15.2
72.6
Production
Marketing
Administration
Research

Compensation Report The structure of the compensation system for the members of the Management Board is determined and regularly reviewed by the Supervisory Board in line with proposals from its Human Resources Committee. This Committee is responsible for determining appropriate compensation for individual Management Board members on the basis of criteria that include, in particular, the duties of the individual Management Board member, his personal performance, and the LANXESS Group's economic situation, performance, and future outlook.

In addition to a market-oriented annual base salary that is broadly in line with that paid by comparable companies, their compensation contains two variable components based on LANXESS's short-term and long-term performance.

The fixed compensation comprises the annual base salary and remuneration in kind, consisting mainly of the tax value of perquisites such as the use of a company car. The aggregate amount of these components came to €2.047 million in 2006.

The short-term, performance-based component is called the Short Term Incentive (STI), which is based on the Group's attainment of defined EBITDA targets and is equivalent to the annual base salary in the event of 100% target attainment. The maximum amount payable is 150% of the annual base salary. The aggregate amount of the performance-based STI payments amounted to €2.333 million in 2006.

The long-term, performance-based component of the compensation system is the Long Term Incentive Program (LTIP), which is divided into three tranches for the years 2005 to 2007. The LTIP comprises the Stock Performance Plan (SP) and the Economic Value Plan (EVP). The first award from the LTIP is made after three years, provided defined conditions are satisfied.

The SP is linked to the performance of LANXESS stock against a reference index, the Dow Jones STOXX 600 Chemicals℠. The EVP is an incentive oriented toward an increase in the economic value of LANXESS. The reference for all three tranches is the business plan for 2005 through 2007. The requirement for participation in the LTIP is a prior personal investment in LANXESS shares, which are subject to a five-year lock-up period.

For more information, particularly regarding the valuation parameters applied, please see Note (21) to the Financial Statements.

The number of stock-based compensation rights issued in 2006 and their corresponding fair values at the time of issue are as follows:

Stock Performance Plan	Number of option rights	Fair values
		in €
Dr. Axel C. Heitmann	360,000	406,800
Dr. Ulrich Koemm	281,400	317,982
Dr. Martin Wienkenhöver	240,000	271,200
Matthias Zachert	240,000	271,200
	1,121,400	**1,267,182**

On termination of their employment contracts, the members of the Management Board receive benefits under the company pension plan. These benefits are paid when the beneficiary reaches age 60 or if the beneficiary is permanently unable to work. They are paid to surviving dependents in the event of the beneficiary's death.

The new pension plan set up in 2006 for Dr. Axel C. Heitmann, Dr. Martin Wienkenhöver and Matthias Zachert is a cash balance plan stipulating a basic benefit of 25% of their respective annual base salary. Moreover, Management Board members must themselves pay an amount from deferred compensation amounting to 12.5% of the STI, which is matched by LANXESS. From the date of entitlement, 70% of the accumulated capital is paid out in a lump sum. The remaining 30% is converted to a pension benefit. Claims arising from provisions in place before the new pension plan was established are granted as vested rights. If the employment relationship ends before the beneficiary reaches age 60, the company shall pay certain additional benefits up to a defined ceiling.

LANXESS has set up provisions for the future claims of Management Board members. The service costs recognized in the 2006 annual financial statements for this purpose totaled €4.841 million. Most of this amount is attributable to the modification of the pension plan.

The following table shows details of the compensation paid to individual Management Board members:

Compensation of the Management Board	Short-term compensation			Long-term compensation	Pensions		
in € '000	Base salary	Variable component	Total	Stock Performance Plan and Economic Value Plan	Service costs	Annual pension benefits from date of entitlement	Capital from interest
Dr. Axel C. Heitmann	670	749	1,419	523	1,757	192	390
Dr. Ulrich Koemm	502	586	1,088	408	664	202	0
Dr. Martin Wienkenhöver	437	499	936	348	1,221	144	260
Matthias Zachert	438	499	937	348	1,199	68	260
	2,047	**2,333**	**4,380**	**1,627**	**4,841**	**606**	**910**

The members of the Management Board receive indemnification should their employment contracts be terminated by the company for defined reasons such that they would leave the company before reaching age 60. In such cases, the contractually agreed annual base salary and the STI continue to be paid for the remaining duration of the employment contract or, following its expiration, for 12 months, assuming 100% target attainment. In addition, a new placement budget is made available and a monthly transition benefit amounting to 50% of the Management Board member's monthly base salary is paid for a period not to exceed 48 months and only until the Management Board member has reached age 60. Any non-compete payments and, under certain defined conditions, income from other employment are offset against the settlement payments.

In the event of a material change of control over the company, the Management Board members have the right to claim benefits if their employment contracts are terminated mutually or expire within 12 months after the event causing the change of control, or if the Management Board member himself ends the employment relationship because of a material change in his position. This can, for example, include a change in the strategy of the company or a change in the responsibilities of the Management Board member. Benefits in the event of a change of control correspond to the aforementioned benefits in connection with contract termination initiated by the company, with the exception that the monthly transition benefit is paid for 60 months and only until age 60.

As part of the new five-year Management Board contracts signed with Dr. Axel C. Heitmann and Matthias Zachert effective July 1, 2007, the severance indemnity agreement and change-of-control provisions were extended. The terms depend on the respective circumstances and, in addition to contractual compensation for the remaining term of the employment contract or transition benefits, also include settlement payments amounting to up to two times the annual base salary plus the STI. The severance indemnity agreement and change of control provisions described for Dr. Heitmann and Mr. Zachert are also applicable for Dr. Rainier van Roessel, who was appointed to the Management Board on January 1, 2007.

In the event of a Management Board member's death during his active service period, compensation will continue to be paid to his surviving dependents in the month of death and for an additional six months. This payment is based on the contractually agreed base compensation component.

No additional benefits have been pledged to any Management Board member in the event of termination of their employment. In 2006, no member of the Management Board received benefits or corresponding commitments from third parties in respect of their duties as Management Board members.

In 2006, no loans were granted to members of the Management Board.

Reporting Pursuant to Article 315 Paragraph 4 of the German Commercial Code Pursuant to Article 315 Paragraph 4 Nos. 1 to 9 of the German Commercial Code, we hereby make the following declarations:

1. As in the previous year, the capital stock of the Group parent company LANXESS AG amounted to €84,620,670 as of December 31, 2006, and is composed of 84,620,670 no-par bearer shares. The rights and obligations arising from the shares are governed by the German Stock Corporation Act.
2. We are not aware of any restrictions affecting voting rights or the transfer of shares. However, participants in employee stock plans are subject to a lock-up period on disposal of their shares.
3. No direct or indirect equity investments in the capital of LANXESS AG exceeding 10% of total voting rights were reported to LANXESS AG.
4. No shares carry special rights granting control authority.

5. Employees hold a direct interest in the capital of LANXESS AG through employee stock programs. There are no restrictions on directly exercising the control rights arising from these shares.
6. Article 84 of the German Stock Corporation Act and Article 31 of the German Codetermination Act apply to the appointment and dismissal of Management Board members. Articles 179 et seq. of the German Stock Corporation Act apply to amendment to the articles of association. The articles of association of LANXESS AG do not contain any provisions deviating from these regulations.
7. On May 31, 2006, the Annual Stockholders' Meeting of LANXESS AG authorized the Management Board to purchase a total of 10% of the company's capital stock for any legal purpose through November 30, 2007. The Management Board can decide whether to acquire shares on the stock exchange or via a public purchase offer. Moreover, pursuant to Article 4 Paragraph 2 of LANXESS AG's articles of association, the Management Board is authorized to increase the company's capital stock with the approval of the Supervisory Board once or several times through August 30, 2009, by way of the issue of new no-par shares against cash or non-cash contributions up to a total amount of €36,517,096.
8. The employment contracts between the company and the members of the Management Board of LANXESS AG contain agreements subject to the condition of a change of control. These are outlined in detail in the Compensation Report in this Management Report. In addition, the terms of the €500 million Euro Benchmark Bond issued by LANXESS Finance B.V. in 2005 contain a change-of-control clause which gives bondholders the right to redeem the bond should certain events occur that affect its rating. The bond was guaranteed by LANXESS AG.
9. The employment contracts between the company and the members of the Management Board of LANXESS AG contain compensation agreements applicable in the event of a takeover bid. These are also outlined in detail in the Compensation Report in this Management Report.

Procurement and Production

Procurement LANXESS uses a centrally managed global procurement organization to ensure a reliable supply of materials and services. Global procurement teams coordinate with the business units to pool requirements. A global procurement network enables them to leverage purchasing synergies, so that LANXESS can move efficiently in the market and exploit price advantages. LANXESS systematically applies best-practice processes. These include e-procurement tools, such as e-catalogs and electronic marketplaces, many of which are integrated into the company's internal IT systems. About 30% of all items ordered are now handled through e-procurement.

Procuring petrochemical raw materials is a significant priority at LANXESS. The biggest suppliers here in 2006 included BP, Chevron Phillips, Dow, Exxon Mobil, Huntsman, Ineos, Lyondell, Nova Chemicals, Repsol, Siam Styrene, Shell Chemicals and Total. Other important suppliers of basic inorganic and organic chemicals are BASF, Bayer, Degussa, European Oxo, Ineos and Polimeri.

Among the most important petrochemical raw materials by far for our production operations are 1,3-butadiene, styrene, cyclohexane, acrylonitrile, C4 raffinate 1, toluene, isobutylene and benzene. The basic chemicals ammonia, aniline, chlorine, caustic soda, and sulfur are also important, as are ferrous raw materials. In all, petrochemical raw materials accounted for a purchasing volume of about €1.6 billion in fiscal 2006 (previous year €1.5 billion), or around 50% of total raw materials expenses for the LANXESS Group.

Production LANXESS is one of Europe's major producers of chemical and polymer products. Our production facilities can make anywhere from very small batches of custom-synthesized products to basic, specialty and fine chemicals and polymers in quantities of several thousand tons.

Each of the Group's production facilities is organizationally assigned to an individual business unit. The most important production sites are at Leverkusen, Dormagen and Krefeld-Uerdingen, Germany; Antwerp, Belgium; Bushy Park, South Carolina, and Addyston, Ohio, United States; Sarnia, Ontario, Canada; and Wuxi, China. LANXESS also has other production sites in Argentina, Australia, Belgium, Brazil, Canada, China, France, Germany, India, Italy, Japan, Mexico, South Africa, Spain, Thailand, the United Kingdom and the United States.

In the past fiscal year, we invested €267 million, primarily in maintaining and expanding our production capacities, especially in Sarnia, Ontario, Canada; and Dormagen, Leverkusen and Krefeld-Uerdingen, Germany. New production facilities were opened in Tongling and Wuxi, China, and in Madurai, India. In other cases, we relocated production capacities to other sites. For example, we moved a hydrazine hydrate plant from the United States to China and ABS plastics production units from Dormagen, Germany, to Tarragona, Spain.

We experienced two temporary production outages at two sites last year. In early January, we were forced to cut back butyl rubber production in Sarnia due to supply problems. In mid-March, we were able to lift our force majeure declaration. Then in August, ABS plastics production in Tarragona was brought to a partial halt after a fire. However, the affected plants were quickly repaired.

As part of our restructuring measures, the plants at Trenton, New Jersey, and New Martinsville, West Virginia, in the United States and the facility in Camaçari, Brazil, were closed.

Sales Organization and Customers

Sales organization LANXESS sells its products all over the world, to several thousand customers in more than 140 countries across all continents. LANXESS's long-standing customer base includes leaders in each of its user industries. Our well-established customer relationships are especially extensive in Europe and North and South America. To meet our customers' needs, we have set up very flexible marketing and sales structures. Sales are managed through 39 legal entities owned by LANXESS itself, 31 Bayer sales agencies, and independent sales partners throughout the world. Additionally, orders worth some €1.5 billion, or 21.6% of total sales, were processed via e-business in 2006. This capability is provided by the LanxessONE Internet tool and the ELEMICA Web portal for chemical products. Compared to the previous year, the share of total sales accounted for by e-business rose by 3.4 percentage points.

To keep as close as possible to customers and ensure they receive individual support, the LANXESS business units each manage their own sales organizations. Another competitive advantage for LANXESS is provided by our 47 production sites in 17 countries. Wherever possible, customers are supplied from production sites in the same region, saving both time and money.

Selling costs for fiscal 2006 came to 11.0% of LANXESS Group sales, compared to 12.1% for the previous year.

Customers Because of its many products and lines of business, LANXESS has business relationships with a vast range of customers all over the world. They need an individualized, well-focused approach, which we are able to provide because our sales organizations are managed through the business units. Individual marketing strategies are reviewed on the basis of customer satisfaction surveys.

LANXESS serves the following industries: tires, automotive supply, chemicals, plastics, electronics, agrochemicals, pharmaceuticals, food, textiles, water treatment, and furniture.

Shares of Sales by Industry Sector	2006
in %	
Chemicals	> 15
Automotive, construction, electrical/electronics, life science, tires	5–15
Leather/shoes, textiles, apparel	< 5
Others	~ 15

The LANXESS Group's top five customers accounted for about 11% of total sales in fiscal 2006. The decline of this share by approximately three percentage points compared with 2005 underscores that we have broadened our customer base and further reduced our dependence on individual key accounts. 14 (2005: 18) customers accounted for sales of between €20 million and €50 million. About 24,000 (2005: 15,000) customers contributed sales of up to €100,000.

The number of customers in each segment varied widely, as in the past year. The Performance Rubber segment again had some 2,000 customers in 2006, while Engineering Plastics had about 4,000. Chemical Intermediates significantly expanded its customer base to 8,000, adding 1,000 to the 2005 figure. The number of customers served by Performance Chemicals increased by 3,000 on the prior year, to 17,000. Each segment includes all customer groups and sales volumes. However, one customer may do business with more than one segment.

The comparatively low sales per customer in the Performance Chemicals segment, as well as its broad customer base, reflect the way in which its business often involves custom-tailored solutions in specialty chemistry. The substantially lower number of customers in the Performance Rubber segment, which generates relatively high sales, is likewise typical of the synthetic rubber products business. This extensive customer base means that no segment can be considered dependent on just a few customers.

Research and Development Our research and development activities continue to focus on optimizing and further developing our existing operations and technologies. New products are developed only in selected business areas offering a good chance for success. Thus, innovations can be specifically developed for our markets and applications and offered to customers within a short time.

LANXESS research and development units worldwide had about 400 employees as of December 31, 2006 (compared with about 600 the previous year). We have research and development units worldwide at our sites in Leverkusen, Dormagen and Krefeld-Uerdingen, Germany; Sarnia, Ontario, Canada; Wuxi, China; and Moxi, India.

In 2006, we conducted approximately 120 research and development projects, around 90 of which aimed to develop new products or improve existing ones. Thirty projects were concerned with optimizing chemical processes to reduce costs, improve yields or increase capacities. Roughly 85% of the research and development projects started in 2006 are scheduled to reach the market or technical implementation stages by the end of 2007.

The results of our research and development work are protected by patents, where this is expedient. In the course of 2006, we submitted 103 priority applications worldwide. As of December 31, 2006, the full patent portfolio includes 1,400 patent families covering approximately 8,300 property rights.

LANXESS does not conduct fundamental research. Instead, nearly all business units enter project-specific R&D partnerships with external partners to leverage expertise not available in-house for innovative product development. In 2006, a total of 33 major R&D partnerships were established, 13 of which were with universities, 13 with suppliers or customers, and 7 with research institutes.

An example of a successful research and development project involving universities is the development of Therban® AT, a new product line by the Technical Rubber Products business unit. The University of Waterloo (Toronto, Ontario, Canada), the University of Zurich (Switzerland) and the Munich University of Technology participated in the development of this product. In August 2006, Therban® AT received the DKG (German Rubber Society) award for outstanding innovations in the rubber industry. The new manufacturing process underlying this product is based on the principle of metathesis, the discovery of which received the Nobel Prize in Chemistry in 2005. Due to its modified chemical structure, Therban® AT has special rheological properties that provide our customers with significant processing advantages, at the same time substantially broadening the range of applications for this type of high-performance elastomer.

Most of the LANXESS Group's research and development expenditures are in the Saltigo, Semi-Crystalline Products, Butyl Rubber and Technical Rubber Products business units. In 2006, these accounted for 51% of the Group's total research and development spending (compared with 46% in 2005).

Organizationally, the LANXESS Group's research and development units are assigned to the individual business units. This approach is intended to ensure that development activities are always closely allied to the business units' own strategies, markets and customers. For example, business units with a large proportion of commodities (products in very mature markets), such as Basic Chemicals, concentrate on constantly improving their production facilities and processes (process optimization). Other business units, such as Material Protection Products, Semi-Crystalline Products and Leather, focus their R&D activities more on optimizing products and product quality, and developing new products to meet market requirements and customers' special needs. There is also a Board initiative to coordinate research and development work across business unit boundaries, thereby promoting especially innovative products from an overall LANXESS perspective and coordinating the exchange of R&D expertise and staff among business units.

Research and development in the **Performance Rubber** segment is conducted mainly by the Butyl Rubber and Technical Rubber Products business units. Butyl Rubber develops products such as novel types of butyl rubber with a broader spectrum of applications and improved mechanical properties. As outlined above, Therban® AT is an important and successful result of the Technical Rubber Products business unit's research and development activities. However, the main focus of research is still on optimizing existing products and further improving processes in terms of both costs and ecology.

Research and development activities in the **Engineering Plastics** segment concentrate on identifying and developing new areas of application for existing products, as well as further updating these products for this purpose. A current focus of the Semi-Crystalline Products business unit is the development of flame-retardant, halogen- and antimony-free polyamides and polyesters that comply with the stricter statutory regulations recently introduced. These innovative products can be used in all areas of the electronics industry, as well as in household appliances. In developing this new generation of flame-retardant products, particular emphasis was placed on excellent mechanical and rheological performance, as well as outstanding flame-resistant properties.

The market launch of this new product line is already successfully underway and is expected to be expanded steadily through the advanced product and application development activities.

In the **Chemical Intermediates** segment, R&D work is concentrated mainly in Saltigo's custom manufacturing sector, which develops processes for customers' specific intermediates as a service and manufactures the resulting products. Development services are an integral part of Saltigo's portfolio. The customers for these services are primarily pharmaceutical companies, manufacturers of agrochemicals, and companies that market chemical specialties such as electronic chemicals, fragrances and flavorings. The Basic Chemicals business unit's development work focuses mainly on further optimizing existing production processes. Product development is limited to a few promising growth segments, such as the biofuels market. This business unit has developed the Baynox® product line of stabilizers for biodiesel, which it brought to market in December 2006. Inexpensive vegetable oils in particular oxidize very rapidly on exposure to air. Baynox® is a highly effective stabilizer which prolongs the storage stability of biodiesel based on such oils. We anticipate a successful market launch for Baynox®, particularly in the leading soybean-growing countries such as the United States and Brazil.

In the **Performance Chemicals** segment, the emphasis is on applications development to optimize products. One current goal of the Ion Exchange Resins business unit is the development of anion exchangers with excellent thermal stability for use in fuel cells. With a view to accessing this attractive growth market, the business unit is experimenting with variations of existing products.

LANXESS's total research and development expenditures in 2006 amounted to €87 million, or 1.3% of sales, compared with €101 million, or 1.4% of sales, in 2005. This decline is attributable in part to portfolio measures implemented in fiscal 2006.

Corporate Responsibility

Corporate values LANXESS's guiding principles are characterized to a great extent by ethical values. The company's objective is sustainable, forward-looking development, which sensibly combines the demands of economy, ecology and society through responsible care – in short: sustainable development. This issue is therefore firmly anchored in our organization, requiring all employees to act responsibly in respect of people, the environment and capital. In practice, this means that we always apply our high sustainable business standards in making entrepreneurial decisions.

Our Corporate Compliance Guideline is a code of legal compliance and responsible conduct that is binding on all LANXESS employees and expresses a commitment to act in accordance with the law, apply the principles of responsible care and demonstrate ethical conduct. It contains guidance on issues such as competition; occupational, product and plant safety; environmental protection and interactions with other people.

The great importance we assign to protecting nature and the environment is manifested in our company's voluntary commitment to the principles of sustainable development and in our global implementation of a standardized environmental management system in accordance with ISO 14001. Furthermore, LANXESS is one of the signatories to the international Responsible Care® Charter that was adopted by the International Council of Chemical Associations as a significant step toward sustainable development.

Our activities have already resulted in several awards. Moreover, LANXESS features in the FTSE4Good sustainability index. This index lists companies which have performed particularly well in the areas of environmental protection, human rights and social standards.

In 2006, the LANXESS Group for the first time honored outstanding achievements in three categories: environmental protection; occupational, plant, process and product safety; and communication. The Global HSE Award, with prizes of €10,000, €5,000 and €2,500, went to teams from Belgium (1st place), Germany (2nd place) and Thailand (3rd place).

Committees The Management Board established the Compliance Committee to implement the Corporate Compliance Guideline. This Committee handles all referrals concerning compliance violations, with the goal of correcting any illegal conduct by LANXESS employees that may occur. The Compliance Committee includes the heads of the Law and Intellectual Property, Human Resources, Technical Services and Procurement group functions and the head of Internal Auditing as the LANXESS Compliance Officer.

The HSEQ Committee steers all management processes required to ensure and further improve environmental and health protection, safety, product stewardship and quality. The committee includes all heads of business units and group functions and is headed by a Management Board member. It initiates all necessary HSEQ directives and programs for LANXESS, defines HSEQ objectives for the medium and long terms, and continually reviews the effectiveness of the management system and reporting on Responsible Care and sustainable development. The programs initiated are implemented worldwide with support from global and regional HSEQ units and are regularly tracked by means of internal audits.

HSEQ management system In fiscal 2005, we initiated a comprehensive global process of aligning and controlling the HSEQ management system in order to ensure that the same environmental and safety standards are applied at all LANXESS locations throughout the world. These standards are regularly reviewed in compliance checks. We completed this process at the end of fiscal 2006. Our quality and environmental policies were revised, and global responsibilities were assigned in LANXESS directives that are binding at all our sites. Moreover, we established a global reporting system for HSEQ indicators, introduced a worldwide information network and internationalized the performance review process.

A further priority is the comprehensive certification of our facilities. At the end of fiscal 2006, around 81% of our key sites had been certified at least according to ISO 9001 or ISO 14001. We plan to have completed certification of all our major sites by the end of 2007.

Occupational safety Occupational safety is a key issue at LANXESS. The Safety Master Plan systematically identifies and corrects weak points in every organizational unit. Even after concluding the Thousand-Day Program to improve occupationa safety in October 2005, we continue to track the key performance indicators. The accident rate per million work hours was 2.9 for 2006, a reduction of 63% compared to the baseline figure at the starting date.

Environmental protection As LANXESS sees it, conserving natural resources – for example, through the most efficient possible use of raw materials and energies – and identifying further potential for reducing emissions and waste is an ongoing mission, an inherent part of our ecological obligations to which we must apply our expertise. The continuous improvement of environmental performance is a key corporate goal.

We are concerned that our products in all segments must be environmentally compatible. As early as the development stage, we consider ways that a product can be disposed of safely. LANXESS views product stewardship as our responsibility to continually improve product safety for the sake of both people and the environment. For this reason, we expressly support the protection goals of E.U. chemicals policy, implementation of the REACH regulation, and the international Responsible Care® Charter. A healthy balance must be achieved between safe production and use of chemicals and the competitiveness of the chemical industry in Europe.

It is not yet possible to separately report consolidated environmental protection spending for all LANXESS subsidiaries and affiliates worldwide. However, in the future we will report transparently about the progress of our environmental protection activities. For LANXESS Deutschland GmbH, expenditures for waste disposal, water protection, noise abatement, clean air and other environmental protection measures came to 5.1% of total operating costs in 2006, compared with 4.9% the previous year.

Idea management When LANXESS employees have good ideas for improving work processes, safety and environmental protection, or preventing mistakes, those ideas pay off. An idea management system encourages suggestions for improvements to ensure that LANXESS will constantly be provided with new ways to improve cost-effectiveness, occupational safety and environmental protection. During 2006, employees submitted 2,256 suggestions, around 440 of which related to occupational safety and environmental protection. Total savings of €3.3 million were achieved as a result. In the future, our idea management activities will continue to contribute substantially to LANXESS's success thanks to a simplified, IT-based processing system and an attractive, performance-based bonus system.

Risk Report

Risk management Risk management is important for LANXESS because business activity necessarily entails risks as well as opportunities. The LANXESS Group's success is significantly dependent on identifying both opportunities and risks and actively managing them. Effective risk management is therefore a core element in safeguarding the company's existence for the long term and ensuring its successful future development.

LANXESS's risk management approach is based on clearly defined business processes, the precise assignment of responsibilities throughout the Group, and reporting systems that ensure the timely provision of the information required for decision-making to the Management Board or other management levels. LANXESS views risk management as an integral part of corporate controlling. Risk management is incorporated into business processes primarily through the company's organizational structure, its planning, reporting and communication systems, and a body of detailed management regulations and technical standards. Various committees and other bodies discuss and monitor opportunities and risks.

At LANXESS, the business units each conduct their own operations, for which they have global profit responsibility. Group functions support the business units by providing financial, legal, technical and other centralized services. Complementing this global alignment of the business units and group functions, the country organizations ensure the required proximity to markets and the necessary organizational infrastructure.

In line with this division of duties, LANXESS has assigned responsibility, i.e. defined the risk owners, for the following:
- risk identification and analysis,
- risk prevention (measures taken to avoid, minimize or diversify risk),
- risk monitoring and
- risk mitigation (measures to minimize damage upon occurrence of a risk event).

Risk transfer transactions (hedging transactions or insurance) are entered into and managed centrally at LANXESS via the Treasury group function.

In connection with the decentralized organization of its risk management, LANXESS has established a central risk database to which the risk owners contribute structured data about identified risks. To this end, standardized risk categories have been defined for the Group along with parameters for probabilities of occurrence and damage levels. The central risk database therefore provides an overview of LANXESS's risk landscape as typical for the industry. The Management Board receives a regular report on any material changes to this risk database from the head of the Internal Auditing group function. There is also provision for immediate internal reporting on specific risk issues such as significant corporate compliance violations. In 2006 there was no cause for immediate reporting of this kind on significant risks at LANXESS. In addition to the standard risk reporting system required by the German Law on Corporate Control and Transparency, LANXESS has a hierarchical reporting system for appraising potential opportunities and risks and making them known to the Management Board.

To supplement the central risk database, corporate planning is another core element of opportunity and risk management at LANXESS. During the planning process, information about developments expected in the future is collected and mapped across the Group. Forecasts are prepared and those risks and opportunities considered relatively likely to materialize are presented as worst-case/best-case scenarios. Certain Management Board meetings are dedicated to discussing corporate planning and the associated opportunities and risks. Each fiscal year, the annual plan is adjusted and monitored by regularly recording current expectations. Significant and strategic opportunities and risks are systematically analyzed and evaluated by the Corporate Development group function with the goal of ensuring that the Group is pursuing the correct long-term strategy.

LANXESS's risk management principles are laid down in a Group directive. Risk management also includes preventing illegal conduct by our employees. To this end, we obtain extensive legal advice concerning business transactions and obligate employees by means of our compliance code to observe the law and to act responsibly. A Compliance Committee promotes and monitors adherence to these compliance guidelines. Its work is supported by compliance officers who have been appointed for each country in which LANXESS has a subsidiary. The Compliance Committee reports directly and regularly to the Management Board.

Monitoring of risk management and of LANXESS's internal control system (ICS) by means of process-independent testing is part of the risk management system. Within the Group, the Internal Auditing group function is tasked with overseeing both the functionality of the internal control and monitoring system and compliance with organizational safeguards. Planning of audits (selection of audit subjects) and audit methods applied by this group function are correspondingly aligned with risks. In addition, the risk management system is evaluated by the auditor as part of the audit of the annual financial statements. In the course of exercising its duties under the articles of association, the Supervisory Board also exercises control functions, including regular monitoring of the functioning of the risk management system by its Audit Committee.

LANXESS considers the motivation of its employees to be a key factor in exploiting opportunities. For this reason, we highly value a corporate culture which fosters the search for and implementation of new possibilities. One component of this effort is providing a financial bonus for ideas submitted via the company's idea management system.

LANXESS has acknowledged that managing the company necessarily involves managing risk. Steps have been taken to ensure that potential risks or opportunities relevant to the attainment of corporate goals are fully identified and quantified at an early stage. Preventive measures and safeguards minimize the probability that risks will materialize and limit their potentially adverse effects. The management of opportunities and risks is one of LANXESS's goals and therefore constitutes an integral part of decision-making processes.

Risks of future development

Market risks LANXESS is exposed to the general economic and political opportunities and risks of the countries and regions in which its companies operate. As a chemicals enterprise, LANXESS is subject to economic risks and the risks typical of this industry sector. The volatility and cyclicality of the global chemical and polymer markets and their dependence on developments in customer industries harbor opportunities and risks with respect to LANXESS's business volume. LANXESS anticipates future growth to come from a continuing increase in demand on Asian markets, particularly in China and India. If the general business environment in this region should deteriorate due to economic or other factors, one of LANXESS's key growth drivers could be weakened or eliminated.

LANXESS's risk profile is influenced by structural changes in markets, such as the entry of new suppliers, particularly those based in emerging economies; the migration of customers to countries with lower costs; and product substitution or market consolidation trends of the kind already occurring in some sectors, particularly rubber. LANXESS counters such trends by restructuring operations to achieve a sharper focus and arrive at a product portfolio with which it can operate successfully for the long term. At the same time, LANXESS systematically manages costs.

On the procurement side, the principal risk lies in the volatility of raw material and energy prices. LANXESS mitigates this type of procurement risk by entering into long-term supply contracts for most raw materials and agreeing price escalation clauses with customers. LANXESS also hedges this risk in some cases via derivatives transactions where liquid futures markets are available for raw materials and energy. To guard against possible supply bottlenecks due to factors such as the failure of an upstream operation at a networked site, LANXESS pursues an appropriate inventory strategy and lines up alternative sources of supply.

Corporate strategy risks LANXESS plans to continue with its restructuring and its realignment toward strategic core businesses, as well as participating in industry consolidation through active portfolio management, including partnerships, divestments and acquisitions, as well as possible changes in the investment, facility and product portfolios. The success of these decisions is naturally subject to forecasting risk, associated on the one hand with predicting future market developments and on the other hand with making assumptions about the feasibility of planned measures. For example, the entry into or exit from a business segment could be based on profitability or growth expectations that prove to be unrealistic over time. LANXESS mitigates this risk by carefully and systematically processing decision-making information. During this process, the business units affected and the Management Board receive support from the Corporate Development group function and, if necessary, also from the Mergers and Acquisitions group function and possibly from external consultants. The preparatory work for investments that exceed a specified significance threshold is the responsibility of the relevant business units. After review by an Investment Committee set up for this purpose, this information is presented to the Management Board for a decision. This procedure ensures that investments are in line with our corporate strategy and satisfy our profitability and security requirements.

Financial risks Changes in the euro exchange rate, particularly against the U.S. dollar, can affect LANXESS's results. At LANXESS, payment flows in various currencies are documented, monitored and managed centrally for the entire Group. This enables LANXESS to offset the various foreign exchange effects of procurement and sales activities, and the foreign currency balances of the individual LANXESS companies, against one another. The goal is to hedge the residual amounts with derivative financial instruments. LANXESS only hedges foreign currency items that have arisen from the company's core businesses or are considered highly likely to arise. Long-term changes in currency parities can negatively or positively affect competitiveness in relation to suppliers outside the euro zone.

The risk of interest rate changes is centrally managed by the Treasury group function for the entire LANXESS Group. The majority of the company's debt was raised at fixed terms. Possible interest rate shifts in the coming years will therefore only have a limited effect on LANXESS. The Treasury group function also verifies customers' creditworthiness in close cooperation with our sales departments to minimize the default risk.

Due to our existing liquidity reserves, including a largely undrawn five-year credit line of €1.25 billion, and our financial structure, which has improved significantly since LANXESS's founding, we have not identified any liquidity risks (see "Financial Condition"). This assessment is supported by the investment-grade ratings assigned to LANXESS by external rating agencies. In the event of possible acquisitions in the future, LANXESS is willing to accept only a temporary rating downgrade to slightly below investment grade (BB+ or BB), if financing these acquisitions necessitates this. Even with such a rating, we anticipate being able to ensure sufficient liquidity.

Legal risks Companies in the LANXESS Group are parties to various litigations. The outcome of individual proceedings cannot be predicted with assurance due to the uncertainties always associated with legal disputes. To the extent necessary in light of the known circumstances in each case, LANXESS has set up risk provisions for the event of an unfavorable outcome of such proceedings.

Taking into account existing provisions and insurance, as well as agreements reached with third parties in respect of liability risks arising from legal disputes, the company currently estimates that none of these proceedings will materially affect the future earnings of the LANXESS Group.

In our reporting in previous years, we referred to heightened risks relating to certain antitrust proceedings brought against Bayer AG by regulatory authorities or civil courts in the United States, Canada and Europe with respect to businesses that were transferred to LANXESS AG or its subsidiaries. In connection with the spin-off of LANXESS AG from the Bayer Group, LANXESS AG and Bayer AG agreed on specific rules with regard to these proceedings. These rules provided that LANXESS AG had to bear part of such liabilities vis-à-vis Bayer AG, limited to a maximum of €100 million. This amount has now been exhausted. Still open are possible additional liabilities of LANXESS AG in respect of defense costs and proportionate reimbursement of additional taxes that may be payable if the tax deductibility of expenses is restricted.

Production and environmental risks Although LANXESS applies high technical and safety standards to the construction, operation and maintenance of production facilities, interruptions in operations, including those due to external factors, such as natural disasters or terrorism, cannot be ruled out. These can lead to explosions, the release of materials hazardous to health, or accidents in which people, property or the environment are harmed. In addition to systematically monitoring compliance with quality standards aimed at avoiding such stoppages or accidents, LANXESS is also insured against the resulting damage to the extent usual in the industry.

Possible tightening of safety, quality and environmental regulations or standards can lead to additional costs and liability that are beyond the control of LANXESS. Particularly noteworthy in this regard is the implementation of the E.U. Regulation concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH). In addition to direct costs that could arise due to additional measures necessary to comply with these standards, market structures could change to LANXESS's disadvantage as a result of a shift by suppliers and customers to regions outside Europe.

LANXESS is responsible for numerous sites and landfills in which chemicals have been produced or stored for periods that in some cases exceed 140 years. The possibility cannot be ruled out that pollution occurred during this time that has not been discovered to date. LANXESS is committed to the Responsible Care initiative and actively pursues environmental management. This includes constant monitoring and testing of the soil, groundwater and air. Sufficient provisions have been set up within the scope permitted by law for necessary containment or remediation measures in areas with identified contamination.

LANXESS's product portfolio includes substances that are classified as hazardous to health. In order to prevent possible harm to health, LANXESS systematically tests the properties of its products and draws its customers' attention to the risks associated with their use. We have also arranged for adequate product liability insurance.

Other risks In the course of the spin-off from Bayer, LANXESS acquired structures and circumstances that will in the future be subject to assessment by the tax authorities. Even if LANXESS believes that all circumstances have been reported correctly and in compliance with the law, the possibility cannot be ruled out that the tax authorities may come to a different conclusion in individual cases.

The provision of correct information at the correct time to the correct addressee is one of LANXESS's success factors. LANXESS is dependent on its integrated IT systems to manage this information. In order to ensure constant availability of its data, LANXESS maintains data back-up systems, mirrored databases, anti-virus and access restriction systems, along with other state-of-the-art security and monitoring tools.

LANXESS's activities depend on its employees. With regard to human resources risks, industrial actions in some countries resulting from disputes about the implementation of restructuring measures or in connection with negotiations concerning future collective pay agreements cannot be ruled out. We counter this risk by fostering open communication with our employees and their representatives.

In Germany, key units of the LANXESS Group are subject to an employment pact that precludes dismissals for operational reasons before December 31, 2007, and expires at the end of 2007.

Overall risk Based on an overall evaluation of risk management information, we have not identified any sufficiently likely risks or risk combinations that would jeopardize the continued existence of LANXESS.

Subsequent Events The acquisition of the 50% interest in Chrome International South Africa Ltd. (CISA) in South Africa from former joint venture partner the Dow Chemical Group took legal and economic effect on February 1, 2007. This transaction gives us sole ownership of the sodium dichromate production facility at the Newcastle site, South Africa.

Also in February 2007, the hydrazine hydrate production facility in Weifang, China, had to be shut down after operating problems. The stoppage is expected to last several months. As a result, we have declared force majeure to our customers in the Asia-Pacific region. We currently estimate that this situation will diminish EBITDA pre exceptionals by a medium single-digit million figure.

Outlook

Expected changes in business conditions

Future economic environment In 2007, we expect the global economy to continue growing well, although at a slightly slower pace than in the previous year. As in 2006, global economic growth will be driven mainly by Asia's emerging economies, particularly India and China, and by central and eastern Europe. We also anticipate that Latin America will contribute substantially to ongoing growth of the global economy. Germany's robust economic performance in 2006 led us to make a slight upward adjustment to our forecasts. Nonetheless, growth in Germany is expected to again be well below the international average.

Expected Growth in GDP	2007	2008	2009-2012
Change vs. prior year in % (projected)	Gross domestic product		
Americas	2.6	3.3	3.2
NAFTA	2.3	3.2	3.0
Latin America	4.7	4.3	4.1
EMEA	2.7	2.6	2.5
Germany	1.8	1.7	1.7
Western Europe	1.9	1.9	1.9
Central/Eastern Europe	5.2	5.1	4.6
Asia-Pacific	4.6	4.6	4.3
Japan	1.9	2.1	1.6
Greater China	8.2	7.6	7.2
India	7.7	7.6	7.1
World	**3.2**	**3.5**	**3.3**

While we believe that the prices of raw materials will remain at the prior-year level in the first quarter of 2007, a slight decrease is likely to begin in the second or third quarter. However, prices are expected to remain highly volatile, in part as a consequence of market participants' continued uncertainty about the reliability of future supplies. In the case of energy prices, we forecast an increase in the cost of steam and natural gas in Germany and North America.

LANXESS's business projections assume an average exchange rate of about US$1.30 to the euro. Significant short-term fluctuations from this projected figure will be hedged.

Future performance of the chemical industry In view of the ongoing upswing in the global economy, we believe that the chemical industry will also continue on its robust growth path in 2007. For this reason, we have not changed our growth forecast of 4% for worldwide chemical production. However, in line with the situation in the global economy, we expect the pace of growth in all regions to slow slightly compared to last year. Asia, and especially China, will still be the market with the greatest growth potential in 2007.

Expected Growth in Chemical Production	2007	2008	2009-2012
Change vs. prior year in % (projected)	Chemical production		
Americas	2.5	2.5	2.5
NAFTA	2.0	2.0	2.5
Latin America	3.5	3.5	3.0
EMEA	3.0	3.0	3.0
Germany	3.0	3.0	2.5
Western Europe	3.0	3.0	3.0
Central/Eastern Europe	5.0	6.0	5.0
Asia-Pacific	6.0	6.0	6.0
Japan	1.0	1.0	1.5
Greater China	11.0	10.0	9.0
India	8.5	8.0	7.5
World	**4.0**	**4.0**	**4.0**

* rounded to 0.5%

Future evolution of selling markets We also expect the key selling markets for LANXESS products to perform in line with the global economy in 2007. Across all industry segments, we anticipate continued growth at a slightly slower pace compared to 2006. Only the tire industry is expected to develop against this trend and post stronger growth than in 2006. We again anticipate that the electrical and electronics industries will provide strong impetus in 2007, which is reflected in the continued positive trend in Asia. In contrast, the automotive industry is expected to be a significantly weaker growth driver than we forecast in 2005, due to a slowdown in the Asian market.

Expected Evolution of Major User Industries

Change vs. prior year in % (projected)	Automotive			Construction			Electrical			Tires			Textiles, Apparel, Leather		
	2007	2008	2009 –2012	2007	2008	2009 –2012	2007	2008	2009 –2012	2007	2008	2009 –2012	2007	2008	2009 –2012
Americas	0.5	1.5	2.0	0.0	2.5	3.0	5.0	4.0	5.0	(3.0)	0.0	0.0	0.0	0.0	0.0
NAFTA	0.0	1.0	2.0	(1.0)	2.0	2.0	5.0	4.0	5.0	(5.0)	2.0	(1.0)	(1.0)	0.0	0.0
Latin America	5.5	3.5	2.5	6.0	5.5	4.5	4.5	5.0	4.5	5.0	6.5	3.5	2.0	2.0	2.0
EMEA	0.5	3.5	3.5	2.5	2.5	2.5	5.5	4.5	4.0	2.0	3.0	3.0	(1.0)	(1.0)	(1.0)
Germany	(2.0)	0.0	2.5	1.5	1.5	1.5	5.5	4.5	3.5	(1.0)	(1.0)	(1.0)	(3.0)	(3.0)	(3.0)
Western Europe	(3.0)	0.0	2.0	2.0	2.0	1.5	5.0	4.0	3.5	0.0	0.0	0.0	(2.0)	(2.0)	(2.0)
Central/Eastern Europe	11.5	10.5	3.0	7.5	5.5	4.5	6.0	7.0	7.0	3.5	4.0	3.0	0.0	1.0	2.0
Asia-Pacific	3.0	6.0	4.5	4.5	4.0	3.0	7.0	6.5	6.0	5.5	5.0	5.0	7.5	7.5	7.0
World	**1.5**	**4.0**	**3.5**	**2.5**	**3.0**	**3.0**	**6.0**	**5.0**	**5.0**	**2.5**	**3.0**	**3.5**	**3.5**	**4.0**	**4.0**

* rounded to 0.5%

Future focus of the LANXESS Group Future opportunities for the LANXESS Group derive from the economic environment and company-specific factors described below.

In the current fiscal year, global economic growth is expected to remain robust, with impetus again coming particularly from Asia (especially China and India). LANXESS is well positioned worldwide, and in recent years, we have also systematically expanded our market position in the key growth market of Asia. Our presence in the relevant markets enables us to benefit from advantageous and dynamic economic environments in the individual regions. Nevertheless, the continued growth of the Asian market means this region will remain significant to LANXESS's future business focus.

The successful transformation of the Group in recent years has enabled us to react more quickly to global market changes today and to sharpen our focus our business on market and industry trends. We are thus able to further reinforce and expand our activities and positions in various markets. We will continue to drive forward the transformation of the Group in order to further boost efficiency, expand our portfolio of leadership businesses, and improve our ability to respond more quickly to changing markets.

For that reason, we will hold steady to our course, based on our four-phase strategy (short-term measures to improve performance, targeted restructuring, portfolio management, acquisitions). Following the successful implementation of the first three phases of the strategy, we entered into the fourth phase in fall 2006 and from now on will consider focused acquisitions in the chemical industry. It is conceivable that LANXESS might acquire individual small or medium-sized chemical operations, as well as chemical companies or divisions of chemical companies that have thus far been unable to optimally develop their potential. We consider such acquisitions to be an opportunity to reinforce or supplement our portfolio and to use our expertise in transformation processes for the good of the company and its stockholders.

LANXESS will actively participate in the consolidation of the chemical industry, create additional value and further improve the long-term perspectives of the company.

Product portfolio LANXESS's presence in all key customer industries is ensured by its broad portfolio of leading, high-demand products for important growth sectors. These include halobutyl rubber for high-performance tires and Durethan® for hybrid components used to achieve weight reductions in automotive engineering. We aim to leverage the opportunities provided by the consistent optimization of our product portfolio and access new future-oriented segments with innovative developments. For example, LANXESS produces antioxidants as additives to improve the storage stability and usability of biodiesel.

The broad diversification of its product portfolio makes LANXESS independent from any one product or process. In that regard, no product or process innovations are expected in 2007 that would individually have a significant influence on the LANXESS Group's performance. Instead, opportunities in procurement, production and sales will derive from the continuous improvement of a large number of products, processes and structures. LANXESS will systematically pursue this optimization process with an eye to market requirements.

Research and development LANXESS's application-oriented research and development activities focus on improving product characteristics and maximizing customer benefits. Examples include improving the thermal stability and flow properties of plastics, developing alternatives to heavy metals in material protection products, and enhancing the biodegradability of ingredients. Product formulations will also be optimized, and new customer-oriented formulations will be developed. Another important aspect is the ongoing review of production methods to reveal any still unused potential for enhancing efficiency and cutting costs.

Roughly 85% of the research and development projects started in 2006 are scheduled to reach the market or technical implementation stages by the end of 2007.

As a contribution to our organic growth initiative, we will launch further growth-oriented research and development projects in the medium term. Additional resources will be needed for this purpose so we plan to increase research and development expenditures by approximately 10% to 15% in 2007.

Expected financial condition We keep the capital and financing structures of the Group under constant review. At present, no additional measures are planned in the aftermath of the refinancing transactions of 2006, which also safeguard the Group's liquidity for the long term. We intend to finance planned capital expenditures out of current cash flow and have sufficient lines of credit available to cover any additional need for financial resources.

We have defined 4% of sales as a sustainable and appropriate investment ratio for the Group. Capital expenditures last year were just below this level but will be slightly higher in 2007, at or just above €300 million. The Performance Rubber segment will be one focus of our spending, with additional production capacity increases planned in the Butyl Rubber business unit in 2007.

Moreover, in the Saltigo business unit of the Chemical Intermediates segment, we plan to establish a state-of-the-art multifunctional plant complex for cGMP-compliant (current Good Manufacturing Practice) production, processing and purification of APIs (active pharmaceutical ingredients) and intermediates. Capital expenditures of around €10 million will enable us to significantly increase cGMP capacities by mid-2007.

In the Engineering Plastics segment, we will invest in the Durethan® product line of the Semi-Crystalline Products business unit, mainly in Krefeld-Uerdingen, Germany, and Wuxi, China.

Expected results of operations In fall 2006, LANXESS announced new earnings targets. We aim to increase our profitability, measured by our EBITDA margin pre exceptionals, to the level of our competitors in 2009. In 2006, this was between 12% and 14%. In order to reach this goal, we also intend to improve our EBITDA pre exceptionals compared to 2006 and bring our EBITDA margin closer to the level of our competitors in 2007. To this end, we will continue to pursue our cost-efficiency initiatives and further improve our margins by optimizing pricing. Adjusted for portfolio effects, we anticipate moderate sales growth in 2007.

Between 2004 and 2006, we reduced the proportion of businesses with an EBITDA margin pre exceptionals of below 5% from approximately 40% to around 20%. We will further pursue this strategy, and our target for 2009 is not to have any businesses with an EBITDA margin pre exceptionals of below 5%.

Earnings in the Performance Rubber segment will be supported by savings from restructuring measures and higher butyl and chloroprene rubber sales volumes.

In the Engineering Plastics segment, the consolidation of all activities of the Lustran Polymers business unit at one site in each region will have a positive effect on earnings, as will cost reductions in toll manufacturing and Durethan® and Pocan® production in the Semi-Crystalline Products business unit.

Ongoing productivity enhancements and our move into fast-expanding high-quality segments in growth markets are key factors in the success of the Chemical Intermediates segment. These measures will help LANXESS remain competitive against new Asian rivals in 2007.

In the Performance Chemicals segment, our focus is also on developing our position in the Asian markets by offering high-quality products. The portfolio adjustments already implemented are expected to improve margins in this segment. However, the absolute level of EBITDA pre exceptionals will be held back by the absence of earnings contributions from the divested Textile Processing Chemicals and Paper Chemicals business units. EBITDA pre exceptionals is also likely to be impaired by the declaration of force majeure for the hydrazine hydrate plant in Weifang, China.

Summary of Group's projected performance In 2009, we aim to achieve an EBITDA margin pre exceptionals that is close to average levels for our industry. In 2006, this figure was between 12% and 14%. Against the backdrop of these goals, we expect our EBITDA margin to grow faster than the average of our competitors over the next three years. In addition to this clearly defined profitability goal for the Group as a whole, we also set profitability targets for our business operations. In 2009, all LANXESS business units are expected to achieve an EBITDA margin pre exceptionals of at least 5%.

In 2007, we anticipate the general economic environment to remain favorable for our business development and expect an increase in the Group operating result. Adjusted for portfolio changes, we forecast moderate sales growth in 2007.

We will propose our first dividend payment of €0.25 for 2006 in recognition of our stockholders' loyalty. In the medium term, if we achieve the earnings targets we have set for the current and future fiscal years, we plan to further increase the dividend paid to stockholders. However, we reserve the right to give priority to targeted capital expenditures if internal or external growth opportunities arise.

LANXESS Group

Income Statement

€ million	Note	2005	2006
Sales	[1]	**7,150**	**6,944**
Cost of sales		(5,537)	(5,404)
Gross profit		**1,613**	**1,540**
Selling expenses		(863)	(766)
Research and development expenses		(101)	(87)
General administration expenses		(285)	(254)
Other operating income	[2]	155	243
Other operating expenses	[3]	(491)	(300)
Operating result (EBIT)		**28**	**376**
Loss from investment in associate		(35)	(16)
Interest income		7	10
Interest expense		(48)	(33)
Other financial income and expense		(69)	(50)
Financial result	[4]	**(145)**	**(89)**
Income (loss) before income taxes		**(117)**	**287**
Income taxes	[5]	63	(85)
Income (loss) after taxes		**(54)**	**202**
of which attributable to minority stockholders		9	5
of which attributable to LANXESS AG stockholders (net income (loss))		(63)	197
Earnings per share (€)	[6]	**(0.75)**	**2.33**

LANXESS Group

Balance Sheet

€ million	Note	Dec. 31, 2005	Dec. 31, 2006
ASSETS			
Intangible assets	[9]	53	41
Property, plant and equipment	[10]	1,526	1,465
Investment in associate	[11]	22	5
Investments in other affiliated companies	[12]	4	4
Non-current financial assets	[13]	48	37
Deferred taxes	[5]	103	84
Other non-current assets	[14]	79	94
Non-current assets		**1,835**	**1,730**
Inventories	[15]	1,068	1,047
Trade receivables	[16]	1,065	924
Current financial assets	[13]	37	113
Other current assets	[17]	200	220
Liquid assets	[18]	136	171
Current assets		**2,506**	**2,475**
Total assets		**4,341**	**4,205**
EQUITY AND LIABILITIES			
Capital stock and capital reserves		889	889
Other reserves		748	685
Net income (loss)		(63)	197
Accumulated other comprehensive loss		(335)	(368)
Equity attributable to minority interest		17	25
Equity	[19]	**1,256**	**1,428**
Provisions for pensions and other post-employment benefits	[20]	497	520
Other non-current provisions	[21]	302	271
Non-current financial liabilities	[22]	644	632
Non-current tax liabilities		26	38
Other non-current liabilities		32	36
Deferred taxes	[5]	75	57
Non-current liabilities		**1,576**	**1,554**
Other current provisions	[21]	401	354
Current financial liabilities	[23]	172	50
Trade payables	[24]	694	602
Current tax liabilities		27	36
Other current liabilities	[25]	215	181
Current liabilities		**1,509**	**1,223**
Total equity and liabilities		**4,341**	**4,205**

LANXESS Group
Statement of Changes in Equity

€ million	Capital stock and capital reserves	Other reserves	Net income (loss)	Accumulated other comprehensive loss		Equity attributable to LANXESS AG stock-holders	Equity attributable to minority interest	Total
				Currency translation adjustment	Derivative financial instruments			
Dec. 31, 2004	**836**	**896**	**(12)**	**(375)**	**6**	**1,351**	**14**	**1,365**
Dividend payments						0	(2)	(2)
Allocation to retained earnings		(12)	12			0		0
Exchange differences				41		41	1	42
Transfer of LANXESS AG net loss	(158)	158				0		0
Other changes in equity	211	(294)			(7)	(90)	(5)	(95)
Net loss			(63)			(63)	9	(54)
Dec. 31, 2005	**889**	**748**	**(63)**	**(334)**	**(1)**	**1,239**	**17**	**1,256**
Dividend payments						0	(1)	(1)
Allocation to retained earnings		(63)	63			0		0
Exchange differences				(33)		(33)	2	(31)
Other changes in equity					0	0	2	2
Net income			197			197	5	202
Dec. 31, 2006	**889**	**685**	**197**	**(367)**	**(1)**	**1,403**	**25**	**1,428**

LANXESS Group

Cash Flow Statement

€ million	Note	2005	2006
Income (loss) before income taxes		**(117)**	**287**
Depreciation and amortization		313	262
Loss from investment in associate		35	16
Gains on retirements of property, plant and equipment		(1)	(2)
Financial losses		72	21
Income taxes paid		(25)	(68)
Change in inventories		141	(83)
Changes in trade receivables		121	15
Changes in trade payables		(156)	(50)
Changes in other assets and liabilities		241	11
Net cash provided by operating activities	[33]	**624**	**409**
Cash outflow for additions to intangible assets, property, plant and equipment		(251)	(267)
Cash outflows for financial assets		(8)	(78)
Cash inflow from sales of intangible assets, property, plant and equipment		8	13
Cash inflows from divestments of subsidiaries and other businesses, less divested cash		(5)	104
Interest and dividends received		10	21
Net cash used in investing activities	[33]	**(246)**	**(207)**
Dividend payments to minority stockholders		(2)	(1)
Proceeds from borrowings		666	18
Repayments of borrowings		(907)	(142)
Interest paid and other financial disbursements		(76)	(39)
Net cash used in financing activities	[33]	**(319)**	**(164)**
Change in cash and cash equivalents from business activities		**59**	**38**
Cash and cash equivalents as of January 1		72	136
Other changes in cash and cash equivalents		5	(3)
Cash and cash equivalents as of December 31	[33]	**136**	**171**

Notes to the Consolidated Financial Statements

General Information The consolidated financial statements of the LANXESS Group as of December 31, 2006 have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (E.U.) and the additional requirements of Article 315a paragraph 1 of the German Commercial Code (HGB). All of the IFRSs issued by the IASB that were valid when these consolidated financial statements were prepared and have been applied by LANXESS AG herein have been adopted by the European Commission for use in the European Union. The consolidated financial statements therefore comply with the IFRS as a whole. The prior-year figures have been determined according to the same principles.

The consolidated financial statements comprise the income statement, balance sheet, statement of changes in equity, cash flow statement, and the notes, which include the segment data.

The consolidated financial statements of the LANXESS Group are presented in euros (€). Amounts are stated in millions of euros (€ million) except where otherwise indicated. Assets and liabilities are classified in the balance sheet as current or non-current. In some cases, a detailed breakdown by maturity is given in the notes.

The income statement is drawn up by the cost-of-sales method.

The fiscal year for these consolidated financial statements is the calendar year.

The annual financial statements of LANXESS AG and the consolidated financial statements of the LANXESS Group, to which the auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Cologne, have issued an unqualified opinion, are published in the electronic Federal Gazette (Bundesanzeiger).

The consolidated financial statements of the LANXESS Group for fiscal 2006 were drawn up by the Management Board of LANXESS AG and cleared for submission to the Supervisory Board on March 5, 2007. It is the responsibility of the Supervisory Board to examine the consolidated financial statements and declare whether or not it approves them.

Consolidation Methods Capital consolidation is performed according to IFRS 3. All business combinations are accounted for by the purchase method. The cost of acquisition is stated as the aggregate of the fair values, at the date of exchange, of the assets given, liabilities incurred or assumed, and any equity instruments issued in exchange for control of the acquiree plus any costs directly attributable to the business combination. The cost of acquisition is compared to the fair value of the acquired assets and liabilities. Any difference to the purchase price is recognized as goodwill and tested annually for impairment – or more frequently where events or changes in circumstances indicate a possible impairment. Negative goodwill is expensed after re-examining the purchase price allocation for possible errors.

Intragroup, profits, losses, sales, income, expenses, receivables and payables are eliminated.

Joint ventures are included by proportionate consolidation according to the same principles.

By contrast, investments in material entities in which the LANXESS Group exerts significant influence, generally through an ownership interest between 20% and 50%, are accounted for by the equity method. The cost of acquisition of such an entity (associate) is adjusted annually by the percentage of any change in its equity corresponding to LANXESS's percentage interest in the entity. Any goodwill arising from the first-time inclusion of companies at equity is accounted for in the same way as goodwill relating to fully consolidated companies.

Currency Translation In the financial statements of the individual consolidated companies, all foreign currency receivables and payables are translated at closing rates, irrespective of whether they are hedged. Forward contracts that, from an economic point of view, serve as a hedge against fluctuations in exchange rates are stated at fair value.

The financial statements of foreign entities are prepared in their respective functional currencies in accordance with IAS 21. By far the majority of foreign companies are financially, economically and organizationally autonomous and their functional currencies are therefore the local currencies. The assets and liabilities of these companies are translated at closing rates while income and expense items are translated at average rates for the year.

Goodwill arising from acquisitions of foreign entities is translated at the closing rate, irrespective of the date of acquisition.

Since equity (excluding derivative financial instruments) is translated at historical rates, the differences arising on translation at closing rates are shown separately as a currency translation adjustment in the statement of changes in stockholders' equity.

If a company is deconsolidated, the relevant exchange differences are reversed and recognized in income.

Where the operations of a company outside the euro zone are essentially integrated into those of LANXESS AG, the functional currency is the euro. In these cases, currency translation is carried out using the temporal method and recognized in income.

The exchange rates for major currencies against the euro changed as follows:

Exchange Rates		Dec. 31, 2005	Dec. 31, 2006	2005	2006
1 €		Closing rate		Average rate	
Argentina	ARS	3.57	4.04	3.64	3.86
Brazil	BRL	2.76	2.82	3.04	2.73
China	CNY	9.52	10.28	10.20	10.01
United Kingdom	GBP	0.69	0.67	0.68	0.68
Japan	JPY	138.90	156.93	136.86	146.04
Canada	CAD	1.37	1.53	1.51	1.42
Mexico	MXN	12.59	14.28	13.57	13.69
United States	USD	1.18	1.32	1.24	1.26

Recognition and Valuation Principles

Sales and other operating income Sales are recognized at the time the goods are delivered to the customer or the services are rendered, and are reported net of sales taxes and deductions. Revenues from contracts that contain customer acceptance provisions are only recognized when customer acceptance occurs or the contractual acceptance period has expired. Allocations to provisions for rebates to customers are recognized in the period in which revenue recognition legally occurs. Payments relating to the sale or licensing of technologies or technological expertise are recognized in income as soon as the relevant agreements have become effective, provided that all rights and obligations relating to the technologies concerned are relinquished under the contract terms. However, if rights to the technologies continue to exist or obligations resulting from them still have to be fulfilled, the payments received are recorded in line with the actual circumstances. Revenues such as license fees, rental payments, interest income or dividends are recognized according to the same principles.

Research and development expenses According to IAS 38, research costs cannot be capitalized, whereas development costs have to be capitalized if, and only if, specific narrowly defined conditions are fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the usual production, selling and administrative costs but also the development costs themselves. There are also several other criteria relating to the development project and the product or process being developed, all of which have to be met to justify asset recognition. No development costs were capitalized in 2006 or 2005.

Income taxes This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes. Computation is based on local tax rates.

Income tax liabilities comprise obligations relating to the respective fiscal year and any obligations relating to previous years.

Intangible assets Acquired intangible assets with a definite useful life are recognized at cost and amortized over their useful lives. The amortization period varies from 3 years for software to 20 years for concessions, industrial property rights, similar rights and assets and licenses to such rights and assets. Write-downs are made for impairment losses. Write-backs are made if the reasons for previous years' write-downs no longer apply. Such write-backs (reversals of impairment losses), however, must not cause the net carrying amounts of the assets to exceed either the amortized cost at which they would have been recognized if the write-downs had not been made or their recoverable value. The lower of these two amounts is recognized. Amortization for 2006 has been allocated as appropriate to the cost of sales, selling expenses, research and development expenses or general administration expenses. Intangible assets with an indefinite useful life are not amortized. They are tested annually for impairment, or more often if events or a change in circumstances indicates a possible decline in their value.

Goodwill, including that arising from capital consolidation, is capitalized and tested annually for impairment – or more frequently where events or changes in circumstances indicate a possible impairment. In compliance with IAS 36, write-downs of goodwill are determined by comparing the goodwill to the discounted cash flows expected to be generated by the assets to which it can be ascribed. Any write-downs of capitalized goodwill are included in other operating expenses. IFRS does not permit write-backs of impairment charges on goodwill. Goodwill is not amortized.

The costs incurred for in-house software development at the application development stage are capitalized and amortized over the expected useful life of the software from the date it is placed in service.

Property, plant and equipment Property, plant and equipment is carried at the cost of acquisition or construction less depreciation for wear and tear. Write-downs are made for impairments that go beyond normal depreciation and are expected to be permanent. In compliance with IAS 36, impairment losses are measured by comparing the carrying amounts to the discounted cash flows expected to be generated by the assets in the future. Where it is not possible to allocate future cash flows to specific assets, the impairment loss is assessed on the basis of the discounted cash flows for the cash-generating unit to which the asset belongs. Write-downs are reversed if the reasons for them no longer apply.

The cost of self-constructed property, plant and equipment comprises the direct cost of materials, direct manufacturing expenses, appropriate allocations of material and manufacturing overheads, and an appropriate share of the depreciation and write-downs of assets used in construction. It also includes the shares of expenses for company pension plans and discretionary employee benefits that are attributable to construction.

If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.

Expenses for repairing property, plant and equipment are charged to income. They are capitalized retroactively as acquisition or construction costs if they will result in future economic benefits and can be accurately determined.

When property, plant or equipment is sold, the difference between the net proceeds and the net carrying amount is recognized as a gain or loss in other operating income or expenses.

The following depreciation periods, which are based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20 to 50 years
Outdoor infrastructure	10 to 20 years
Plant installations	6 to 20 years
Machinery and equipment	6 to 12 years
Laboratory and research facilities	3 to 5 years
Storage tanks and pipelines	10 to 20 years
Vehicles	5 to 8 years
Computer equipment	3 to 5 years
Furniture and fixtures	4 to 10 years

In accordance with IAS 17, leased assets where all substantive risks and opportunities arising from ownership are transferred (finance leases) are capitalized at the lower of their fair value or the present value of the minimum lease payments at the date of addition. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over their estimated useful life or the lease term, whichever is shorter. The future lease payments are recorded as financial liabilities.

In the case of leasing contracts that do not include the transfer of all substantive risks and benefits arising from ownership (operating leases), the lessee recognizes the lease payments as current expenses.

Financial instruments Financial instruments are contracts that give rise simultaneously to a financial asset for one party and a financial liability or equity instrument for the other. Under IAS 32, financial instruments include primary instruments, such as trade receivables or payables and financial assets or liabilities, as well as derivative financial instruments that are used to hedge risks arising from changes in currency exchange, raw material prices and interest rates. Further details of financial instruments are given in Note [32].

Investments in affiliated companies and the equity instruments included in non-current assets are classified as "available-for-sale" and recognized at fair value in accordance with IAS 39, except where it is not possible to ascertain their fair value reliably. In this case they are carried at amortized cost. Where evidence exists that such assets may be impaired, they are written down as necessary on the basis of an impairment test. Write-downs are reversed if the reasons for them no longer apply.

Investments in companies included at equity (associates) are recognized at the amounts corresponding to LANXESS's shares in their equity in accordance with IAS 28.

Loans receivable that bear low rates of interest are carried at present value; other loans receivable are carried at amortized cost.

Derivative financial instruments and hedging transactions In accordance with IAS 39, the LANXESS Group recognizes derivative financial instruments as assets or liabilities at their fair value on the balance sheet date. Gains and losses resulting from changes in fair value are recognized in income. Where foreign currency derivatives or commodity swaps used to hedge future cash flows from pending business or forecasted transactions qualify for hedge accounting under this standard, changes in the value of such instruments are recognized separately in equity until the underlying transactions are realized and thus do not affect the income statement. The amounts recognized in this separate equity item are subsequently released to other operating income/expenses or cost of sales, as appropriate, when the hedged transaction is recognized in the income statement. Any portion of the change in the fair value of such derivatives deemed to be ineffective with regard to the hedged risk is recognized directly in the income statement as other operating income or expense. Changes in the fair value of interest rate derivatives used to hedge non-current liabilities with variable interest rates are also recognized in equity with no impact on income, provided that they qualify for cash flow hedge-accounting.

Inventories In accordance with IAS 2, inventories encompass assets held for sale in the ordinary course of business (finished goods and trade goods), assets in the process of being manufactured for sale (work in process) and assets consumed during the production process or the rendering of services (raw materials and supplies). In accordance with IAS 2, inventories are valued by the weighted-average method and recognized at the lower of cost or net realizable value, which is the estimated selling price in the ordinary course of business less the estimated production costs and selling expenses.

The cost of production comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable material and manufacturing overheads, where these are attributable to production.

It also includes expenses for company pension plans, corporate welfare facilities and discretionary employee benefits that can be allocated to production. Administrative costs are included where they are attributable to production.

In view of the production sequences characteristic of the LANXESS Group, work in progress and finished goods are grouped together.

Receivables and other assets Receivables comprise trade receivables and other assets. They are recognized at amortized cost. Any necessary write-downs are based on the probability of default.

Non-current assets and liabilities held for sale Assets are recognized as held for sale if it is sufficiently probable that they can be disposed of in their current condition. Such assets may be individual non-current assets, groups of assets (disposal groups) or complete business entities. A disposal group may also include liabilities if these are to be divested together with the assets as part of the transaction.

Assets and disposal groups classified as held for sale are no longer depreciated. They are recognized at the lower of fair value less costs to sell or the carrying amount.

Deferred taxes In accordance with IAS 12, deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the accounting and tax balance sheets, from consolidation measures and from realizable tax loss carryforwards. Deferred taxes are calculated at the rates which – on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date – are expected to apply in the individual countries at the time of realization.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. Only the amount likely to be realizable due to future taxable income is recognized. Deferred tax assets on loss carryforwards are recognized if it seems sufficiently certain that the carryforwards can be utilized. Further information is given in the section on income taxes above.

Provisions Other provisions are valued in accordance with IAS 37 and, where appropriate, IAS 19 and IFRS 2, using the best estimate of the extent of the obligation. Non-current portions of material provisions are discounted to present value if the extent and timing of the obligation can be assessed with reasonable certainty. If the projected obligation alters as the time of performance approaches (interest effect), the related expense is recognized in other financial expense. Further details of pension provisions are given in Note [20]. When calculating pension provisions, the portion of the net actuarial gain or loss to be recognized in the income statement is determined by the corridor method.

If the projected obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income is recognized in the cost of sales, selling expenses, research and development expenses or general administration expenses, as appropriate.

Personnel commitments mainly include annual bonus payments, payments under long-term compensation programs, long service awards and other personnel costs. Reimbursements to be received from the German government under the phased early retirement program are recorded as receivables and recognized in income as soon as the criteria for such reimbursements are fulfilled.

Provisions for trade-related commitments mainly comprise those for rebates.

The LANXESS Group also records provisions for current or pending legal proceedings where the resulting expenses can be reasonably estimated. These provisions include all estimated fees and legal costs and the cost of potential settlements. The amounts of such provisions are based upon information and cost estimates provided by the Group's legal advisers. The provisions are regularly reviewed (at least once a quarter) together with the Group's legal advisers and adjusted if necessary.

Liabilities Current liabilities are recognized at repayment or redemption amounts. Non-current liabilities and financial obligations that are not the hedged item in a permissible hedge accounting relationship are carried at amortized cost.

Liabilities under finance leases are recognized at the fair value of the leased asset at the inception of the lease or the present value of the minimum lease payments, whichever is lower. Thereafter the minimum lease payments are divided into financing costs and the portion representing repayment of the principal.

Cash flow statement The cash flow statement shows how the liquidity of the LANXESS Group was affected by cash inflows and outflows during the year. The effects of acquisitions, divestments and other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7. The cash and cash equivalents recognized in the cash flow statement comprise cash, checks, bank balances and securities with maturities of up to three months from the date of acquisition

Global impairment testing procedure and impact In the LANXESS Group, non-current assets are tested for impairment by comparing the residual carrying amount of each cash-generating unit to the recoverable amount.

The LANXESS Group defines its business units as cash-generating units. However, if there is reason to suspect impairment of non-current assets below business-unit level, such assets are also tested for impairment, and any impairment loss is recognized in income as an asset write-down.

The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. If the carrying amount of a cash-generating unit exceeds the recoverable amount, an impairment loss is recognized. The fair value less costs to sell is the best estimate of the price that would be obtained by selling the cash-generating unit to a third party at the time of valuation less the estimated selling costs. The value in use is defined as the present value of future cash flows based on the continuing use of the asset and its retirement at the end of its useful life.

The fair value less costs to sell is calculated from a forecast of future cash flows based on the LANXESS Group's current long-term planning. This planning is founded upon past experience and the Management Board's estimates of expected market conditions, including assumptions regarding future raw material prices, cost of sales, selling expenses, research and development expenses, general administration expenses and exchange rates.

The present value of future cash flows is calculated by discounting them using the weighted average cost of capital. The weighted average cost of capital is calculated using capital market models. It comprises the average cost of debt and equity financing weighted at market value, taking into account the specific business risks to which the LANXESS Group is exposed.

Any impairment losses are allocated by first writing down the goodwill of the strategic business unit concerned. For this purpose, goodwill is allocated among the strategic business units on the basis of use before the impairment test. Any remaining amount is allocated proportionately among the other assets of the strategic business unit on the basis of their net carrying amounts at the closing date.

Impairment losses are fully recognized in the income statement under other operating expenses and reflected in the segment reporting under the expenses of the respective segments.

Changes in Recognition and Valuation Principles The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have adopted a number of new accounting standards which became mandatory in fiscal 2006 and were first applied by the LANXESS Group in this year.

In December 2004, the IASB adopted amendments to IAS 19. These principally comprise:

- Introduction of an option of immediately recognizing actuarial gains and losses from defined benefit pension obligations without affecting the income statement.
- Clarification of the balance sheet and income statement presentation of multi-employer pension plans.
- Additional information to be provided in the notes.

Application of the amendments to IAS 19 has only affected the extent and format of the information provided in the notes. The LANXESS Group has not altered the method of recognizing actuarial gains and losses.

Under the previous rules on hedging transactions involving financial instruments, only an external transaction could be recognized as the underlying. An amendment to IAS 39 issued in April 2005 permits the use of hedge accounting for intragroup foreign currency transactions under certain circumstances. The main conditions for this are that the underlying transaction will affect the consolidated income statement and that the transaction currency is not the functional currency of the entity entering into the transaction. This change had no material impact on the Group's financial position, results of operations or cash flows.

The following accounting standards had to be applied for the first time in 2006 but are not of significance for the LANXESS Group:
- IFRS 6 Exploration for and Evaluation of Mineral Resources
- Amendment to IAS 21 (The Effects of Changes in Foreign Exchange Rates – net investment in a foreign operation)
- Amendment to IAS 39 (fair value option)
- Amendments to IAS 39 and IFRS 4 (financial guarantees)
- IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
- IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

New Standards and Interpretations Issued but not yet Mandatory The LANXESS Group has not yet applied further accounting standards and interpretations that have been issued by the IASB and IFRIC but were not mandatory for 2006. Application of some of these accounting standards is contingent upon their adoption by the E.U.

In August 2005 the IASB issued IFRS 7 and a related amendment to IAS 1. IFRS 7 fundamentally restructures disclosure requirements for financial instruments and combines them all in a single standard. IFRS 7 and the amendment to IAS 1 are applicable from January 1, 2007. Since they relate only to disclosure obligations, their first-time application will have no material impact on the financial position, results of operations or cash flows of the LANXESS Group.

In November 2005, the IFRIC issued Interpretation IFRIC 7, which clarifies individual aspects of accounting for hyperinflationary economies. IFRIC 7 is to be applied for annual periods beginning on or after March 1, 2006. Since none of the companies in the LANXESS Group uses a hyperinflationary currency as its functional currency, IFRIC 7 is not of relevance for the LANXESS Group.

In January 2006, the IFRIC issued Interpretation IFRIC 8, which specifies that IFRS 2 is also applicable for agreements under which an entity receives few, if any, specifically identifiable goods or services as consideration for equity instruments granted. IFRIC 8 is to be applied retrospectively for annual periods beginning on or after May 1, 2006. The LANXESS Group does not expect this interpretation to have a material impact on the Group's financial position, results of operations or cash flows.

In March 2006, the IFRIC issued Interpretation IFRIC 9, which requires that an assessment of whether an embedded derivative is to be separated from the host contract must be made when an entity first becomes party to the contract. Subsequent reassessment is only permitted if there is a change in the terms of the contract that significantly modifies the cash flows under the contract. IFRIC 9 is to be applied retrospectively for annual periods beginning on or after June 1, 2006. This interpretation has no practical relevance for the LANXESS Group at present.

In July 2006, the IFRIC issued Interpretation IFRIC 10. This states that an impairment loss recognized in interim statements in respect of goodwill or an investment in an equity instrument or financial asset carried at cost shall not be reversed in subsequent periods. This interpretation is to be applied for annual periods beginning on or after November 1, 2006. The LANXESS Group does not expect this interpretation to have a material impact on the Group's financial position, results of operations or cash flows.

In November 2006, the IFRIC issued Interpretation IFRIC 11, which contains information on the treatment of share-based payment transactions where an entity receives goods or services in return for its own equity instruments. It is to be applied retrospectively for fiscal years beginning on or after March 1, 2007. The LANXESS Group does not expect this interpretation to have a material impact on the Group's financial position, results of operations or cash flows.

In November 2006, the IFRIC also issued Interpretation IFRIC 12 concerning the recognition and valuation of the rights and obligations of operators under service concession arrangements. This interpretation is to be applied for annual periods beginning on or after January 1, 2008. Since it only applies to concessions granted to private-sector companies to operate public service infrastructure, IFRIC 12 is not relevant for the LANXESS Group.

In November 2006, the IASB issued IFRS 8. The main change compared to IAS 14, which currently defines segment reporting, is the application of the management approach, whereby the identification of reporting segments is based on internal controlling. This interpretation is to be applied for annual periods beginning on or after January 1, 2009. The LANXESS Group is currently evaluating the impact the standard will have on the Group's reporting.

Estimation Uncertainties Preparation of consolidated financial statements in accordance with IFRS entails forward-looking assumptions and estimates that invariably affect the valuation of assets and liabilities, income and expenses and contingent liabilities.

All assumptions and estimates used in the consolidated financial statements are based on management's expectations as of the closing date. Information that could alter these estimates is reviewed continually and may result in an adjustment to the carrying amounts of the respective assets and liabilities.

In particular, the recognition and the measurement of provisions are influenced by assumptions as to the probability of utilization and the underlying discount rate. Changes in the discount rate used for a provision may make significant remeasurement necessary. For further information see Note [21].

The results of impairment tests are also affected by estimates and assumptions. Management's expectations indirectly affect the valuation of assets and goodwill.

In the impairment tests on assets in fiscal 2006, assumptions were made about the future cash flows expected to be generated by certain cash-generating units and the discount rate after taxes used to calculate the present value of such cash flows. If the actual cash flows or discount rates in subsequent periods differ from these assumptions, write-downs may be necessary. An increase of one percentage point in the discount rate or a 10% reduction in the expected future cash flows would have caused an impairment loss of around €24 million.

Defined benefit pension plans also necessitate actuarial computations and valuations. The section on provisions for pensions and other post-employment benefits contains information on the assumptions on which the actuarial calculations and estimates were based (see Note [20]).

The LANXESS Group performed sensitivity analyses on all provisions existing as of December 31, 2006 in compliance with the IFRS. These involved calculating the impact on earnings of variations the parameters used, especially the probability of an event occurring, discount rate and absolute level of risk.

The outcome of these sensitivity analyses shows that variations in the assumptions described above would not have a material impact on the level of provisions reported in the consolidated financial statements for the LANXESS Group.

The LANXESS Group endeavors to minimize short-term fluctuations in its net income by hedging interest rate and currency risks. In the long term, however, it is possible that changes in exchange rates and/or interest rates could adversely affect earnings. As of December 31, 2006 it is estimated that a general increase of one percentage point in interest rates would not have had a material impact on Group income before income taxes.

As part of the spin-off from the Bayer Group, LANXESS took over structures and circumstances that in future are subject to appraisal by the tax authorities. Although the LANXESS Group believes it has presented all relevant facts correctly and in compliance with the law, it is possible that the tax authorities may reach different conclusions in individual cases.

Other major estimates are used to assess the useful lives of intangible assets and property, plant and equipment, the probability of collecting receivables and other assets, the valuation of inventories and the ability to realize tax claims and deferred tax assets recognized for temporary differences and tax loss carryforwards.

Up to the time these consolidated financial statements were prepared, no circumstances had become known that would necessitate a major change in such estimates.

Companies Consolidated

Changes in the scope of consolidation The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG along with all of its material domestic and foreign subsidiaries.

The activities of the Saltigo business unit (formerly the Fine Chemicals business unit) were hived down from LANXESS Deutschland GmbH to SALTIGO GmbH (formerly Dritte LXS GmbH) with effect from January 1, 2006. GVW Garnveredelungs-werke GmbH was merged into LXS Dormagen Verwaltungs-GmbH (formerly Dorlastan Fibers GmbH). Since these transactions exclusively comprised the transfer of assets between consolidated companies in the LANXESS Group, they had no impact on the assets and liabilities reflected in the consolidated financial statements.

LANXESS Korea Limited, Seoul (South Korea) and LANXESS (Shanghai) Trading Co. Ltd., Shanghai (China) were consolidated for the first time. The newly established Korean company is responsible for the LANXESS Group's business in Korea. LANXESS (Shanghai) Trading Co. Ltd. is a new distribution company for LANXESS products in China. Dorlastan Fibers LLC, Goose Creek (U.S.) and LANXESS B.V., Ede (Netherlands) were deconsolidated in 2006 as a result of divestment. These transactions had no material impact on the consolidated financial statements.

On December 31, 2006, LANXESS AG had 56 fully consolidated companies. As in the previous year, Chrome International South Africa (Pty.) Ltd., Newcastle, South Africa, was included in the financial statements as of December 31, 2006 by proportionate consolidation. The 40% stake in Bayer Industry Services GmbH & Co. OHG was included by the equity method as in 2005 (see Note [11]).

Other information on companies consolidated The principal consolidated companies are listed in the following table:

Company Name and Headquarters	Interest Held
	(%)
Germany	
LANXESS Buna GmbH, Marl	100
LANXESS Deutschland GmbH, Leverkusen	100
LANXESS Distribution GmbH, Cologne	100
Rhein Chemie Rheinau GmbH, Mannheim	100
SALTIGO GmbH, Leverkusen	100
EMEA (excluding Germany)	
LANXESS (Pty.) Ltd., Isando, South Africa	100
LANXESS Chemicals, S.L., Barcelona, Spain	100
LANXESS Elastomères S.A.S., Lillebonne, France	100
LANXESS Emulsion Rubber S.A.S., La Wantzenau, France	100
LANXESS Finance B.V., Ede, Netherlands	100
LANXESS International SA, Fribourg, Switzerland	100
LANXESS Limited, Newbury, U.K.	100
LANXESS N.V., Antwerp, Belgium	100
LANXESS Rubber N.V., Zwijndrecht, Belgium	100
LANXESS S.r.l., Milan, Italy	100
Lustran Polymers, S.L., Tarragona, Spain	100
Americas	
LANXESS Corporation, Pittsburgh, Pennsylvania, U.S.	100
LANXESS Inc., Sarnia, Ontario, Canada	100
LANXESS Industria de Produtos Quimicos e Plasticos Ltda., São Paulo, Brazil	100
LANXESS S.A., Buenos Aires, Argentina	100
LANXESS S.A. de C.V., Mexico City, Mexico	100
Asia-Pacific	
LANXESS (Thailand) Company Ltd., Rayong, Thailand	100
LANXESS (Wuxi) Chemicals Co. Ltd., Wuxi, China	100
LANXESS ABS Limited, Vadodara, India	51
LANXESS Hong Kong Ltd., Hong Kong, China	100
LANXESS International Trading Shanghai Co. Ltd., Shanghai, China	100
LANXESS K.K., Tokyo, Japan	100
LANXESS Pte. Ltd., Singapore, Singapore	100
LANXESS PTY Ltd., Homebush Bay, Australia	100

A list of the LANXESS Group's ownership interests is published in the electronic Federal Gazette (Bundesanzeiger) and is also available directly from LANXESS AG on request.

As in the previous year, the joint venture Chrome International South Africa (Pty.) Ltd. was included by proportionate consolidation in accordance with IAS 31 on the basis of LANXESS's 50% interest. The following amounts pertaining to this joint venture are taken into account in the consolidated financial statements of the LANXESS Group:

	Dec. 31, 2005	Dec. 31, 2006		2005	2006
€ million			€ million		
Non-current assets	30	22	Income	21	24
Current assets	6	9	Expenses	(22)	(22)
Non-current liabilities	(46)	(39)			
Current liabilities	(2)	(1)			
Net assets	**(12)**	**(9)**	**Income after taxes**	**(1)**	**2**

Divestment of subsidiaries and other businesses The divestment of the Fibers business unit effective February 28, 2006, the Paper business unit effective March 31, 2006 and the Textile Processing Chemicals business unit effective December 31, 2006 altered the structure of the Group as follows:

Divestment of Subsidiaries and Other Businesses	2006
€ million	
Non-current assets	14
Current assets	170
of which cash and cash equivalents	9
Non-current liabilities	(26)
Current liabilities	(24)
Realized sale price	138

Notes to the Income Statement

(1) Sales Sales of €6,944 million (2005: €7,150 million) comprise principally goods sold less discounts and rebates. Sales are deemed to have been realized as soon as delivery has been effected or the service has been rendered. This is normally the case when the material risks and benefits associated with ownership of the goods pass to the purchaser. In addition, it must be sufficiently certain that the economic benefits will be obtained and it must be possible to determine the costs reliably.

A breakdown of sales and the change in sales by segment and region is given in the segment data (cf. Note [34]).

(2) Other operating income

Other Operating Income	2005	2006
€ million		
Income from non-core business	31	141
Income from hedging with derivative financial instruments	40	31
Income from the reversal of provisions	15	18
Income from the reversal of write-downs on receivables and other assets	2	6
Gains from the sale of non-current assets	4	4
Miscellaneous operating income	63	43
	155	**243**

(3) Other operating expenses

Other Operating Expenses	2005	2006
€ million		
Expenses for non-core business	25	136
Expenses for allocations to restructuring provisions	144	39
Expenses for hedging with derivative financial instruments	21	20
Write-downs of trade receivables and other current assets	19	10
Expenses for impairment write-downs, excluding goodwill	64	8
Expenses relating to antitrust litigation	71	3
Losses from the sale of non-current assets	3	2
Miscellaneous operating expenses	144	82
	491	**300**

The other operating expenses include expenses for portfolio adjustments.

(4) Financial result The components of this item are as follows:

Financial Result	2005	2006
€ million		
Loss from investment in associate	**(35)**	**(16)**
Interest income	7	10
Interest expense	(48)	(33)
Net interest expense	**(41)**	**(23)**
Dividends and income from other affiliated companies	3	11
Interest portion of interest-bearing provisions	(32)	(39)
Net exchange loss	(6)	(13)
Miscellaneous financial expenses	(34)	(9)
Other financial income/expense – net	**(69)**	**(50)**
Financial result	**(145)**	**(89)**

Finance leases are capitalized under property, plant and equipment in compliance with IAS 17. The interest portion of the lease payments, amounting to €3 million (2005: €4 million), is included in interest expense.

In 2005 miscellaneous financial expenses included the cost of the early repurchase of a mandatory convertible bond.

(5) Income taxes This item comprises the income taxes paid or accrued in the individual countries, plus deferred taxes.

As in the previous year, an aggregate income tax rate of 39.6% is used to calculate the expected tax expense of the Group and deferred taxes for the German companies. This is derived from a corporation tax rate of 25.0%, plus the impact of a 5.5% solidarity surcharge on the corporation tax rate, after adjustment for trade tax. Deferred taxes for foreign companies are based on local tax rates.

The breakdown of income taxes by origin is as follows:

Income Taxes by Origin	2005	2006
€ million		
Current taxes	(56)	(87)
Deferred taxes resulting from		
temporary differences	115	17
loss carrryforwards	4	(15)
Income taxes	**63**	**(85)**

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

Deferred Taxes	Dec. 31, 2005		Dec. 31, 2006	
€ million	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	18	7	14	3
Property, plant and equipment	29	169	19	130
Financial assets	0	3	3	6
Inventories	10	4	13	5
Trade receivables	3	19	54	27
Other assets	9	67	8	85
Pension provisions	18	7	17	34
Other provisions	92	2	83	0
Liabilities	79	1	72	0
Loss carryforwards	49	–	34	–
	307	**279**	**317**	**290**
of which non-current	114	186	87	174
Set-off*	(204)	(204)	(233)	(233)
	103	**75**	**84**	**57**

* Under IAS 12 deferred tax assets and liabilities should, under certain conditions, be offset if they relate to income taxes levied by the same tax authority.

The change in deferred taxes is shown in the table.

Change in Deferred Taxes	2005	2006
€ million		
Deferred taxes as of January 1	**117**	**28**
Tax income reflected in the income statement	119	2
Changes in scope of consolidation	2	(1)
Taxes included in equity		
Migration effects due to spin-off from the Bayer Group	(245)	–
Change in accounting treatment of Bayer Pensionskasse	38	–
Other	2	(1)
Translation differences	(5)	(1)
Deferred taxes as of December 31	**28**	**27**

As of December 31, 2006, equity was reduced by €2 million (2005: €1 million) through the recognition of deferred taxes without affecting the income statement.

Some deferred tax assets relate to tax jurisdictions where losses were recorded in previous years. In this respect, the LANXESS Group has taken customary and feasible tax strategies into consideration.

Deferred tax assets of €34 million (2005: €49 million) are recognized on the €113 million (2005: €125 million) in tax loss carryforwards that represent income likely to be realized in the future.

Deferred taxes have not been recognized for €86 million (2005: €89 million) of tax loss carryforwards that can theoretically be utilized over more than five years.

The actual tax expense for 2006 was €85 million (2005: tax income of €63 million). This figure differed by €29 million (2005: €17 million) from the expected tax expense of €114 million (2005: expected tax income of €46 million) that would result from applying the tax rate for LANXESS AG.

The following table shows a reconciliation of the expected tax result to the reported tax result:

Reconciliation to Reported Tax Income	2005	2006
€ million		
Income (loss) before income taxes	(117)	287
Income tax rate of LANXESS AG	39.6%	39.6%
Theoretical tax income (expense)	46	(114)
Tax difference due to differences between local tax rates and the theoretical tax rate	17	15
Reduction in taxes due to tax-free income		
Utilization of off-balance-sheet loss carryforwards	13	16
Other	3	23
Increase in taxes due to non-deductible items	(21)	(21)
Other tax effects	5	(4)
Actual tax income (expense)	**63**	**(85)**
Effective tax rate	53.8%	29.6%

(6) Earnings per share Earnings per share were €2.33 in fiscal 2006 (2005: minus €0.75), calculated by dividing Group net income of €197 million (2005: Group net loss of €63 million) by the 84,620,670 shares listed for trading on the Frankfurt Stock Exchange. The number of shares is unchanged from the previous year. Since there are currently no equity instruments outstanding that could dilute earnings per share, basic and diluted earnings per share are identical. Further information on equity instruments that could dilute earnings per share in the future is contained in Note [19].

LANXESS AG reported a balance sheet profit of €81.9 million for fiscal 2006. The Management Board and Supervisory Board are proposing a dividend of €0.25 per share. If the stockholders approve this proposal at the Annual Stockholders' Meeting, the total dividend payment will be €21.2 million. Of the remaining €60.7 million of the balance sheet profit, it is proposed that €20.7 million be allocated to retained earnings and the remainder be carried forward to the new accounting period.

(7) Cost of materials The cost of materials was approximately €3.9 billion (2005: approx. €3.6 billion), comprising purchased materials adjusted for changes in inventories and expenses for purchased energy and fuels.

(8) Personnel expenses Personnel expenses declined by €197 million in fiscal 2006 from €1,333 million to €1,136 million, mainly because the previous year's figure contained higher expenses relating to restructuring and because the number of employees declined in 2006. The personnel expenses shown here do not contain the interest portion of the allocation to personnel-related provisions, especially pension provisions. This is included in the financial result (see Note [4]).

Personnel expenses include wages and salaries totaling €877 million (2005: €1,040 million) and social expenses of €259 million (2005: €293 million), of which €78 million (2005: €104 million) were pension expenses.

Notes to the Balance Sheet

(9) Intangible assets Changes in intangible assets were as follows:

Changes in Intangible Assets in 2005

€ million	Concessions, industrial property rights, similar rights and assets, and licenses to such rights and assets	Acquired goodwill	Advance payments	Total
Gross carrying amounts on December 31, 2004	277	28	3	308
Exchange differences	14	3		17
Changes in scope of consolidation	(1)			(1)
Capital expenditures	6		2	8
Retirements	(20)	(7)	(1)	(28)
Transfers	5	(5)		0
Gross carrying amounts on December 31, 2005	**281**	**19**	**4**	**304**
Accumulated amortization and write-downs on Dec. 31, 2004	(225)	(17)	(1)	(243)
Exchange differences	(13)			(13)
Changes in scope of consolidation	1			1
Amortization and write-downs in 2005	(20)			(20)
of which write-downs	(2)			(2)
Retirements	17	7		24
Transfers	(2)	2		0
Accumulated amortization and write-downs on December 31, 2005	**(242)**	**(8)**	**(1)**	**(251)**
Net carrying amounts on December 31, 2005	**39**	**11**	**3**	**53**

Changes in Intangible Assets in 2006

€ million	Concessions, industrial property rights, similar rights and assets, and licenses to such rights and assets	Acquired goodwill	Advance payments	Total
Gross carrying amounts on December 31, 2005	281	19	4	304
Exchange differences	(9)	(1)		(10)
Changes in scope of consolidation				0
Capital expenditures	4		6	10
Retirements	(44)			(44)
Transfers	4		(4)	0
Gross carrying amounts on December 31, 2006	**236**	**18**	**6**	**260**
Accumulated amortization and write-downs on Dec. 31, 2005	(242)	(8)	(1)	(251)
Exchange differences	7	1		8
Changes in scope of consolidation				0
Amortization and write-downs in 2006	(20)			(20)
of which write-downs				0
Retirements	44			44
Transfers	(1)		1	0
Accumulated amortization and write-downs on December 31, 2006	**(212)**	**(7)**	**0**	**(219)**
Net carrying amounts on December 31, 2006	**24**	**11**	**6**	**41**

(10) Property, plant and equipment Changes in property, plant and equipment were as follows:

Changes in Property, Plant and Equipment in 2005 € million	Land and buildings	Technical equipment and machinery	Other fixtures, fittings and equipment	Advance payments and assets under construction	Total
Gross carrying amounts on December 31, 2004	1,276	5,469	196	181	7,122
Exchange differences	41	194	7	9	251
Changes in scope of consolidation	(12)	(28)	(1)		(41)
Capital expenditures	16	41	6	180	243
Retirements	(36)	(171)	(11)	(2)	(220)
Transfers	17	152	11	(180)	0
Gross carrying amounts on December 31, 2005	**1,302**	**5,657**	**208**	**188**	**7,355**
Accumulated depreciation and write-downs on December 31, 2004	(944)	(4,469)	(147)	(41)	(5,601)
Exchange differences	(24)	(155)	(5)		(184)
Changes in scope of consolidation	10	26	1		37
Depreciation and write-downs in 2005	(38)	(225)	(14)	(16)	(293)
of which write-downs	(7)	(40)	(2)	(16)	(65)
Retirements	34	167	10	1	212
Transfers	(2)	(36)	(1)	39	0
Accumulated depreciation and write-downs on December 31, 2005	**(964)**	**(4,692)**	**(156)**	**(17)**	**(5,829)**
Net carrying amounts on December 31, 2005	**338**	**965**	**52**	**171**	**1,526**

Changes in Property, Plant and Equipment in 2006 € million	Land and buildings	Technical equipment and machinery	Other fixtures, fittings and equipment	Advance payments and assets under construction	Total
Gross carrying amounts on December 31, 2005	1,302	5,657	208	188	7,355
Exchange differences	(29)	(123)	(6)	(8)	(166)
Changes in scope of consolidation	(24)	(144)	(2)	(1)	(171)
Capital expenditures	16	61	6	174	257
Retirements	(44)	(323)	(19)	(2)	(388)
Transfers	27	121	20	(168)	0
Gross carrying amounts on December 31, 2006	**1,248**	**5,249**	**207**	**183**	**6,887**
Accumulated depreciation and write-downs on December 31, 2005	(964)	(4,692)	(156)	(17)	(5,829)
Exchange differences	16	94	5		115
Changes in scope of consolidation	23	144	3	1	171
Depreciation and write-downs in 2006	(34)	(177)	(30)	(1)	(242)
of which write-downs	(5)	(2)	(3)	(1)	(11)
Retirements	37	308	18		363
Transfers	0	(14)	1	13	0
Accumulated depreciation and write-downs on December 31, 2006	**(922)**	**(4,337)**	**(159)**	**(4)**	**(5,422)**
Net carrying amounts on December 31, 2006	**326**	**912**	**48**	**179**	**1,465**

Capitalized property, plant and equipment includes assets with a total net value of €34 million (2005: €46 million) held under finance leases. The gross carrying amounts of these assets at the closing date totaled €103 million (2005: €108 million).

These assets are mainly machinery and technical equipment with a carrying amount of €19 million (gross amount: €80 million; 2005: carrying amount €20 million, gross amount €72 million) and buildings with a carrying amount of €15 million (gross amount: €23 million; 2005: carrying amount €26 million, gross amount €36 million). In the case of buildings, either the present value of the minimum lease payments substantially covers their fair value, or title passes to the lessee on expiration of the lease.

Property, plant and equipment also includes assets of secondary importance leased to other parties under operating leases. However, if under the relevant agreements the lessee is to be regarded as the economic owner of the assets and the lease therefore constitutes a finance lease as defined in IAS 17, a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.

(11) Investment in associate The following tables show the main income statement and balance sheet items for the company included in the consolidated statements using the equity method: Bayer Industry Services GmbH & Co. OHG.

	2005	2006
€ million		
Sales	1,656	1,708
Loss from associate included at equity	**(35)**	**(16)**

	Dec. 31, 2005	Dec. 31, 2006
€ million		
Equity		
Assets	1,095	1,012
Liabilities	973	958
	122	54
Adjustment of LANXESS's interest and equity valuation	(100)	(49)
Associate included at equity	**22**	**5**

The €17 million (2005: €22 million) reduction in the carrying amount of this investment is calculated from the equity-method loss after adjusting for a €18 million reduction in the value of cash flow hedges (2005: €6 million increase), recognized directly in the associate's equity, and the impact of the pro rata loss assumption of €17 million (2005: €7 million).

(12) Investments in other affiliated companies This item contains interests in other affiliated companies totaling €4 million (2005: €4 million).

The other investments classified as available-for-sale financial assets contain non-listed equity instruments whose fair values could not be reliably determined. These are therefore recognized in the financial statements as of December 31, 2006 at amortized cost of €4 million (2005: €4 million).

(13) Non-current and current financial assets

Financial Assets	Dec. 31, 2005			Dec. 31, 2006		
€ million	Non-current	Current	Total	Non-current	Current	Total
Securities	3	0	3	1	0	1
Loans to other affiliated companies	23	0	23	17	0	17
Other loans	9	0	9	8	0	8
Leasing receivables	13	2	15	11	2	13
Investment receivables	0	0	0	0	39	39
Loans receivable	0	7	7	0	25	25
Receivables from derivative financial instruments	0	28	28	0	47	47
	48	**37**	**85**	**37**	**113**	**150**

Investment receivables mainly comprise a German treasury note (Bundesschatzanweisung) while loans receivable comprise a promissory note. Both have an effective interest rate of 3.7%.

Accounts receivable of €13 million (2005: €15 million) relate to lease agreements in which the other party, as lessee, is to be regarded as the economic owner of the leased assets (finance leases).

The leasing receivables are due as follows:

Leasing Receivables			
€ million	Lease payments	Interest portion	Leasing receivables
2007	3	1	2
2008	3	1	2
2009	3	1	2
2010	3	1	2
2011	3	1	2
After 2011	4	1	3
	19	**6**	**13**

(14) Other non-current assets Other non-current assets are carried at amortized cost less write-downs. No write-downs were necessary in 2005 or 2006.

This item comprises:

Other Non-current Assets	Dec. 31, 2005	Dec. 31, 2006
€ million		
Receivables from pension obligations	59	71
Other receivables	20	23
	79	**94**

(15) Inventories Of the €1,047 million in inventories carried as of December 31, 2006 (2005: €1,068 million), €197 million are reflected at their fair value less costs to sell.

Inventories comprised the following:

Inventories	Dec. 31, 2005	Dec. 31, 2006
€ million		
Raw materials and supplies	205	212
Work in process, finished goods and trade goods	862	835
Advance payments	1	0
	1,068	**1,047**

Write-downs of inventories were as follows:

Write-downs of Inventories	Dec. 31, 2005	Dec. 31, 2006
€ million		
Balance at beginning of year	(63)	(67)
Additions charged as expenses	(25)	(12)
Exchange differences	(1)	2
Reversals/utilization	22	23
Balance at end of year	**(67)**	**(54)**

No write-backs of inventories were recorded in 2006 (2005: €3 million).

(16) Trade receivables Trade receivables are stated after write-downs of €22 million (2005: €31 million) for amounts unlikely to be recovered.

All trade receivables – totaling €924 million (2005: €1,065 million) – are due within one year. Trade receivables of €12 million (2005: €4 million) related to other affiliated companies and €912 million (2005: €1,061 million) to other customers.

Changes in write-downs of trade receivables and other current assets are as follows:

Write-downs of Trade Receivables and Other Current Assets	Dec. 31, 2005	Dec. 31, 2006
€ million		
Balance at beginning of year	(26)	(34)
Additions charged as expenses	(19)	(10)
Exchange differences	(1)	1
Changes in scope of consolidation	0	1
Reversals/utilization	12	18
Balance at end of year	**(34)**	**(24)**

(17) Other current assets Other receivables and other assets are carried at amortized cost, less write-downs of €2 million (2005: €3 million).

They comprise:

Other Current Assets	Dec. 31, 2005	Dec. 31, 2006
€ million		
Claims for tax refunds	102	67
Payroll receivables	1	1
Other receivables	97	152
	200	**220**

(18) Liquid assets

Liquid Assets	Dec. 31, 2005	Dec. 31, 2006
€ million		
Cash and cash equivalents	133	171
Marketable securities and other instruments	3	0
	136	**171**

Securities with maturities of up to three months from the date of acquisition are recognized under cash and cash equivalents in view of their high liquidity.

(19) Equity At the Extraordinary Stockholders' Meeting of LANXESS AG on September 15, 2004, the Management Board was authorized until August 30, 2009 to increase the company's capital stock with the approval of the Supervisory Board, by issuing new no-par shares against cash or non-cash contributions in one or more installments up to a total of €36,517,096 (authorized capital). This resolution on authorized capital was entered in the Commercial Register on February 25, 2005. Stockholders must normally be granted subscription rights to any authorized capital issued. However, with the approval of the Supervisory Board, the Management Board is authorized to exclude subscription rights for stockholders in certain circumstances.

Under a resolution adopted at the Annual Stockholders' Meeting on May 31, 2006, the Management Board is authorized to repurchase up to 10% of the company's capital stock up to November 30, 2007. The shares acquired on the basis of this authorization, together with treasury stock acquired by the company on any other basis and still held by the company, may not at any time exceed 10% of the company's capital stock. This authorization had not been utilized as of year-end 2006.

The capital stock and capital reserves are unchanged from the previous year at €84,620,670 and €804,777,491 respectively.

The other reserves principally contain retained earnings amounting to €527 million in 2006 (2005: €590 million).

Minority stockholders' interests consisted mainly of interests in the equity of LANXESS ABS Ltd., Vadodara (India), DUBAY GmbH, Hamm (Germany), EUROPIGMENTS S.L., Vilasar de Mar, Barcelona (Spain), LANXESS Yaxing Chemicals Company Ltd., Weifang (China), and Rhein Chemie Ltd., Qingdao (China).

(20) Provisions for pensions and other post-employment benefits Most employees in the LANXESS Group are entitled to retirement benefits on the basis of statutory regulations or contractual agreements. These are provided through both defined-contribution and defined-benefit plans.

In the case of defined-contribution plans, the company pays contributions into separate pension funds. These contributions are included in the function expenses and thus in the operating result. Once the contributions have been paid, the company has no further payment obligations. In fiscal 2006 these expenses totaled €75 million (2005: €81 million) for the Group, including €44 million (2005: €46 million) in employer's contributions to the state pension plan in Germany.

The pension plan financed through the Bayer Pensionskasse is also reflected in the annual financial statements as a defined-contribution plan. The above amounts include contributions of €15 million (2005: €15 million) to this pension fund.

The Bayer Pensionskasse is a legally independent private insurance company and is therefore subject to the German Law on the Supervision of Private Insurance Companies. Since the obligations of the participating entities are not confined to payment of the contributions for the respective fiscal year, the Bayer Pensionskasse constitutes a defined-benefit multi-employer plan and therefore would normally have to be accounted for proportionately as a defined-benefit plan.

The Bayer Pensionskasse is financed not on the principle of coverage for individual benefit entitlements, but on the actuarial equivalence principle, based on totals for the whole plan. This means that the sum of existing plan assets and the present value of future contributions must be at least equal to the total future benefits payable under the plan. The LANXESS Group is therefore exposed to the actuarial risks of the other participating entities in the Bayer Pensionskasse and thus has no consistent or reliable basis for allocating the benefit obligation, plan assets and costs to account for the Bayer Pensionskasse as a defined-benefit plan in accordance with IAS 19. Therefore, the Bayer Pensionskasse is accounted for as a defined-contribution plan and not as a defined-benefit plan.

The Bayer Pensionskasse makes any pension adjustments in accordance with Article 16 of the German Occupational Pensions Improvement Act (BetrAVG) insofar as the necessary funds are made available to it. Pension adjustment obligations that are not assumed by the Bayer Pensionskasse are accounted for by LANXESS as a separate defined-benefit plan.

Statutory pension plans mainly comprise an obligation to pay a lump sum when employment ends. The amount depends principally on years of service and final salary.

Pension plans based on contractual agreements generally comprise lifelong benefits payable in the event of death or disability or when the employee reaches a certain age. Benefits are normally based on remuneration and years of service.

Alongside retirement benefits, pension and other post-employment benefit obligations include the obligation of Group companies in America to reimburse healthcare costs for retirees.

Most pension plans in Germany are financed via provisions while pension plans in other countries are generally financed through external pension funds.

The provisions for pensions and other post-employment benefits recognized on the balance sheet reflect the present value of the defined benefit obligation on the reporting date, taking into account expected future benefit increases, less the fair value of external plan assets on the reporting date, after adjustment for accumulated unrecognized actuarial gains and losses, unrecognized past service cost and unrealizable plan assets. The defined benefit obligation is reviewed regularly – at least every three years – by an independent actuary using the projected unit credit method. Comprehensive actuarial valuations are undertaken annually for all major pension plans. The discount rates used to compute present value normally correspond to the yields on high-quality corporate bonds with the same maturities.

Pension provisions and pension expense are calculated using the 10% corridor method, in other words, actuarial gains and losses exceeding 10% of the defined benefit obligation or fair value of plan assets are recognized in the income statement over the average remaining service life of the workforce. Past service cost is recognized in income over the period until pension rights become vested.

In 2006 expenses for defined-benefit plans amounted to €79 million (2005: €79 million). With the exception of interest cost, the expected return on plan assets and a part of the amortization of actuarial gains and losses, these expenses are recognized in the operating result.

The costs for the plans comprise the following:

	2005	2006	2005	2006
€ million	Pension obligations		Other post-employment obligations	
Current service cost	28	29	19	11
Past service cost	6	4	(5)	0
Interest cost	43	43	8	8
Expected return on plan assets	(27)	(29)	0	0
Amortization of actuarial gains/losses	6	10	2	1
Plan curtailments and settlements	(1)	1	0	1
	55	**58**	**24**	**21**

The reconciliation of the defined benefit obligation to the net amounts of assets and provisions recognized on the balance sheet is as follows:

	Dec. 31, 05	Dec. 31, 06	Dec. 31, 05	Dec. 31, 06
€ million	Pension obligations		Other post-employment obligations	
Defined benefit obligation (funded)	**449**	**400**	**0**	**1**
External plan assets	**(396)**	**(395)**	**0**	**(1)**
Underfunding/overfunding	**53**	**5**	**0**	**0**
Defined benefit obligation (unfunded)	**468**	**474**	**156**	**147**
Unrecognized past service cost	0	0	2	2
Unrecognized actuarial gains/losses	(222)	(168)	(22)	(14)
Asset limitation	3	3	0	0
Net recognized liability	**302**	**314**	**136**	**135**
Amounts shown in the balance sheet				
Receivables from pension obligations	(59)	(71)	0	0
Provisions for pensions and other post-employment benefits	361	385	136	135
Net recognized liability	**302**	**314**	**136**	**135**

The net recognized liability is reflected in the following balance sheet items:

	Dec. 31, 2005	Dec. 31, 2006
€ million		
Provisions for pensions and other post-employment benefits	497	520
Other non-current assets	(59)	(71)
Net recognized liability	**438**	**449**

The reconciliation of the defined benefit obligation to plan assets is as follows:

	Dec. 31, 05	Dec. 31, 06	Dec. 31, 05	Dec. 31, 06
€ million	Pension obligations		Other post-employment obligations	
Defined benefit obligation				
Benefit obligations at beginning of the year	1,310	917	134	156
Current service cost	28	29	19	11
Interest cost	43	43	8	8
Employee contributions	2	2	–	–
Plan changes	6	4	(2)	0
Plan settlements	(584)	–	–	–
Actuarial gains/losses	96	(19)	(5)	(4)
Translation differences	67	(40)	16	(10)
Benefits paid	(47)	(35)	(14)	(14)
Acquisitions/divestments	(2)	(27)	–	–
Plan curtailments	(2)	0	–	1
Benefit obligation at end of the year	**917**	**874**	**156**	**148**
Fair value of plan assets				
Plan assets at beginning of the year	925	396	0	0
Actual return on plan assets	27	29	0	0
Actuarial gains/losses	17	16	0	0
Acquisitions/Divestments	(9)	(15)	–	–
Plan settlements	(620)	–	–	–
Translation differences	63	(36)	0	1
Employer contributions	38	38	14	14
Employee contributions	2	2	–	–
Benefits paid	(47)	(35)	(14)	(14)
Plan assets at end of the year	**396**	**395**	**0**	**1**

The amounts relating to plan settlements stated in the reconciliation of pension obligations and plan assets from January 1, 2005 to December 31, 2005 relate to the change in the accounting treatment of the Bayer Pensionskasse in 2005.

The actuarial gains and losses computed in fiscal 2006 relate to changes in actuarial assumptions and experience adjustments. The actuarial gains and losses are assigned to the following categories.

	Dec. 31, 05	Dec. 31, 06	Dec. 31, 05	Dec. 31, 06
€ million	Pension obligations		Other post-employment obligations	
Difference between expected and actual return on plan assets	17	16	0	0
Experience adjustment	4	11	12	3
Adjustment for changes in valuation assumptions	(100)	8	(7)	1
Net actuarial gain/loss for the year	**(79)**	**35**	**5**	**4**

The actual return on plan assets was €45 million in 2006 (2005: €44 million).

The following weighted parameters were used to define the benefit costs and liability:

	Dec. 31, 05	Dec. 31, 06	Dec. 31, 05	Dec. 31, 06
in %	Pension obligations		Other post-employment obligations	
Interest rate	4.7	5.0	4.9	5.1
Expected salary increases	2.9	3.1	2.8	2.8
Expected pension increases	1.2	1.3	–	–
Expected return on plan assets	6.9	7.5	7.3	7.9
Expected increase in the cost of medical care	–	–	8.5	8.5
Expected long-term increase in the cost of medical care	–	–	4.8	5.2

The Heubeck reference tables 2005 G form the biometric basis for the computation of pension obligations in Germany. Current national biometric assumptions are used to compute benefit obligations at other Group companies. Employee turnover rates are estimated on the basis of age and gender.

It is expected that the long-term cost increase for medical care will take place within about three years.

Assuming all other parameters remain unchanged, a one percentage increase or decrease in the assumptions relating to the expected long-term increase in medical costs would raise or reduce the present value of the defined benefit obligation by €6 million. The cost of healthcare plans would thus rise or decline by €1 million.

Plan assets to cover pension obligations are comprised as follows:

	Dec. 31, 2005	Dec. 31, 2006
in % of plan assets		
Equities	52.8	54.3
Fixed-income securities	40.6	36.4
Real estate	0.5	0.5
Other	6.1	8.8
	100.0	**100.0**

The expected return on every category of plan assets was calculated on the basis of generally available and internal capital market reports and forecasts. The expected return on fixed-income securities is based on the maturity of the portfolio and the yields on the reporting date. The expected return on equities reflects the long-term return expectations for the underlying equity portfolio.

(21) Other non-current and current provisions These comprise:

Other Provisions	Dec. 31, 2005			Dec. 31, 2006		
€ million	Non-current	Current	Total	Non-current	Current	Total
Personnel-related provisions	135	127	262	139	126	265
Provisions for restructuring	66	81	147	60	46	106
Provisions for transactions with customers	0	90	90	0	102	102
Provisions for environmental protection	70	17	87	68	7	75
Miscellaneous provisions	31	86	117	4	73	77
	302	**401**	**703**	**271**	**354**	**625**

€102 million (2005: €175 million) of the other provisions had maturities of more than five years.

Provisions changed as follows in 2006:

Changes in Provisions in 2006							
€ million	Jan. 1, 2006	Change in scope of consolidation	Exchange differences	Allocations	Utilization	Reversals	Dec. 31, 2006
Personnel	262	(1)	(4)	146	(115)	(23)	265
Restructuring	147	0	(3)	39	(52)	(25)	106
Transactions with customers	90	(4)	(1)	86	(61)	(8)	102
Environmental protection	87	(2)	(11)	10	(7)	(2)	75
Miscellaneous	117	0	(1)	44	(77)	(6)	77
Total	**703**	**(7)**	**(20)**	**325**	**(312)**	**(64)**	**625**

Allocations to other provisions include interest of €6 million (2005: €2 million).

Personnel-related provisions – Long-term compensation programs

Long-Term Incentive Program (LTIP) LANXESS AG offers a long term incentive program to members of the Management Board and certain other managers. This program provides for cash payments. Tranches are issued annually on February 1. Departing from this practice, the first of the three annual tranches was granted retroactively as of January 31, 2005. Participation in the LTIP is conditional upon each manager making a personal investment in LANXESS stock, the amount of which depends on his/her base salary. These shares must be held until three years after issue of the third tranche, i.e. January 31, 2010. The first date for potential disbursements under this program is 2008.

The share-based part of the LTIP is the Stock Performance Plan. The other non-share-based component, is the Economic Value Plan outlined below.

Provisions are established for the obligations entered into under share-based compensation programs on the basis of the proportionate fair value of the rights allocated to employees.

Stock Performance Plan Awards under the Stock Performance Plan are based on the performance of LANXESS stock relative to the Dow Jones STOXX 600 Chemicals℠ index. If LANXESS stock performs in line with this index, a payment of €0.75 per right will be made. For each percentage point by which the stock outperforms the index, €0.025 will be paid in addition. The additional payment per percentage point above 10% is €0.05, up to a maximum possible payment of €1.50 per right. Awards to members of the Management Board are basically only made if LANXESS outperforms the benchmark index.

Members of the Management Board and senior managers are entitled to take part in the Stock Performance Plan. Eligibility is contingent upon participation in the Economic Value Plan described below. They may not opt to participate in only the Stock Performance Plan or the Economic Value Plan.

The fair values of obligations under these share-based compensation programs are calculated using a Monte Carlo simulation. This simulates the future return on the stock and the benchmark index and the value of the option rights constituting the expected disbursement. A two-dimensional standard distribution of returns is assumed. The calculation is based on the following parameters:

Parameters	
Expected share price volatility	25.0%
Expected dividend payment	1.0%
Expected index volatility	13.0%
Correlation between LANXESS stock and the index	53.0%
Risk-free interest rate	3.7%
Total term of program	5 years
Retention period	3 years
Reference share price	
Tranche 1	€15.01
Tranche 2	€26.03
Reference price of the index	
Tranche 1	268.95 points
Tranche 2	348.60 points

The expected volatilities are based on the historical volatility of LANXESS stock and the Dow Jones STOXX 600 Chemicals℠ index.

Of the 3,562,416 rights of the first tranche outstanding at the start of the fiscal year, 3,500,731 were still outstanding as of December 31, 2006. The decline was due to the fact that some original participants left the LANXESS Group during the year and therefore forfeited their rights. 3,584,824 rights are still outstanding under the second tranche. Based on the valuation parameters, the value of each right is €1.43 for those issued in the first tranche and €1.08 for those issued in the second tranche. The fair value of the rights is reflected in a provision on a pro rata basis over the retention period. As of December 31, 2006 this provision totaled €4 million (2005: €1 million).

Economic Value Plan Awards under the Economic Value Plan depend on the development of the economic value of the LANXESS Group. If the Group's performance is in line with the medium-term operational plan, a 100% award is made under the program.

Members of the Management Board, senior managers and some other managers are eligible to participate in the Economic Value Plan.

As of December 31, 2006 this provision totaled €10 million (2005: €3 million). The value of economic value rights is determined on the basis of the expected target attainment.

LANXESS stock plan This is an employee stock plan entitling managers at lower levels and non-managerial staff to purchase shares in the company at a 50% discount. Employees acquired a total of 112,158 LANXESS shares under this program in 2006 (2005: 225,658). These shares must be retained for at least three years. Since there are no further conditions attached to this stock plan, the effect resulting from the discount was expensed immediately. Expense of €2 million was recognized for the stock plan in 2006 (2005: €3 million). Participation in this program does not confer any right to similar benefits in the future.

Bayer AG employee stock programs In the Spin-Off and Acquisition Agreement between Bayer AG and LANXESS AG, Bayer AG transferred obligations under existing Bayer AG stock programs (the Stock Option Program, Stock Incentive Program and Stock Participation Program) to LANXESS AG. These programs relate to shares in Bayer AG. The provisions established for these obligations on the basis of a Monte Carlo simulation amounted to €2 million on December 31, 2006 (2005: €2 million). The entitlements of eligible LANXESS employees under these programs cease in 2009.

Provisions for restructuring €52 million of the allocations made to provisions in 2005 was utilized in 2006. €39 million was allocated to provisions for further restructuring programs during the year.

Provisions for restructuring totaled €106 million (2005: €147 million) on December 31, 2006. Of this amount, €70 million (2005: €115 million) comprised provisions for severance payments and other personnel expenses and €36 million (2005: €32 million) comprised provisions for demolition and other expenses.

Environmental provisions The Group's activities are subject to extensive laws and regulations in the jurisdictions in which it does business and maintains properties. Compliance with environmental laws and regulations may require LANXESS to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of the production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on the LANXESS Group in the future.

It cannot be excluded for companies in the chemical and related industries that soil and groundwater contamination has occurred in the past at certain sites, and might occur or be discovered at other sites. Group companies may be subject to claims brought by national or local regulatory agencies, private organizations or individuals regarding the remediation of sites or areas of land that the LANXESS Group has acquired from companies in the Bayer Group, where materials were produced specifically for third parties under contract manufacturing agreements or where waste from production facilities operated by the LANXESS Group was treated, stored or disposed of.

For instance, a potential liability exists under the U.S. Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as "Superfund," the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of the U.S. sites concerned, numerous companies, including the LANXESS Group, have been notified that the U.S. Environmental Protection Agency, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. At other sites in the United States, the LANXESS Group is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases remediation measures have already been initiated.

The present components of the provisions for environmental remediation costs primarily relate to rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are stated at present value where environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected to arise from these measures. Costs are estimated based on significant factors such as previous experience in similar cases, environmental assessments, current cost levels and new developments affecting costs, our understanding of current environmental laws and regulations, the number of other potentially responsible parties at each site and the identity and financial position of such parties in light of the joint and several nature of the liability, and the remediation methods expected to be employed.

It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties relating to the status of laws, regulations and the information available about conditions in the various countries and at the individual sites. Subject to these factors, but taking into consideration experience gained to date regarding environmental matters of a similar nature, LANXESS believes the provisions recorded to be adequate based upon currently available information. However, given the difficulties inherent in estimating liabilities in this area, it is not possible to exclude the possibility that additional costs could be incurred beyond the amounts accrued. It is nevertheless assumed that additional amounts, if any, would not have a material adverse effect on the Group's financial position, results of operations or cash flows.

Legal risks The LANXESS Group is involved in numerous legal disputes either directly, or indirectly through reimbursement obligations to companies in the Bayer Group under agreements made in connection with the spin-off of the LANXESS Group. As an international chemical company, the LANXESS Group is exposed to litigation in the normal course of business and may be again in the future.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurance and could significantly affect the business operations and revenues and earnings of the LANXESS Group. If, for example, the LANXESS Group loses a case in which it has sought to enforce patent rights, this could reduce future earnings as other manufacturers could be permitted to market products developed by the LANXESS Group or its predecessors.

Legal proceedings normally involve complex legal issues and are therefore subject to a number of uncertainties. Upon conclusion of a legal dispute, the LANXESS Group may be required to make payments that exceed reported provisions and existing insurance coverage. The outcome of legal disputes could therefore have a material adverse impact on the results of operations and the cash flow of the LANXESS Group.

For information on current risks relating to antitrust proceedings, please refer to the information on contingent liabilities and other financial commitments (Note [29]).

(22) Non-current financial liabilities Non-current financial liabilities comprise the following:

Non-current Financial Liabilities	Dec. 31, 2005	Dec. 31, 2006
€ million		
Bonds	497	498
Liabilities to banks	63	63
Liabilities under leasing agreements	71	58
Other financial liabilities	13	13
	644	**632**

In June 2005 the LANXESS Group placed a Euro Benchmark Bond for the first time in the European capital market. This €500 million bond has an annual coupon of 4.125% and a maturity of seven years.

As of December 31, 2006, the maturities of financial liabilities were as follows:

Year Due	
€ million	
2007	50
2008	12
2009	13
2010	14
2011	14
After 2011	579
	682

The weighted average interest rate on financial liabilities in the LANXESS Group was 4.0% (2005: 3.8%).

In September 2006 an international bank consortium extended the €1.25 billion credit facility arranged in 2005 by one year. The conditions for this credit line, which now runs through October 2011, are unchanged. The facility serves the LANXESS Group as a long-term liquidity back-up and is not currently drawn upon.

Information on the fair or market values of financial liabilities is given in Note [32].

Liabilities under lease agreements are recognized in the balance sheet if the leased assets are capitalized under property, plant and equipment as the economic property of the Group (finance leases). They are stated at present values. Lease payments totaling €75 million (2005: €101 million), including €13 million (2005: €19 million) in interest, are to be made to the respective lessors in future years.

The liabilities associated with finance leases are due as follows:

Leasing Liabilities			
€ million	Lease payments	Interest portion	Leasing liabilities
2007	5	1	4
2008	7	2	5
2009	7	2	5
2010	7	2	5
2011	7	2	5
After 2011	42	4	38
	75	**13**	**62**

Lease payments under operating leases amounted to €10 million in 2006 (2005: €8 million).

(23) Current financial liabilities

Current Financial Liabilities	Dec. 31, 2005	Dec. 31, 2006
€ million		
Liabilities to banks	147	41
Liabilities under leasing agreements	11	4
Other financial liabilities	14	5
	172	**50**

(24) Trade payables Trade accounts are payable mainly to third parties. As in the previous year, the entire amount totaling €602 million (2005: €694 million) is due within one year.

Trade payables of €41 million (2005: €87 million) pertain to other affiliated companies and €561 million (2005: €607 million) to other suppliers.

(25) Other current liabilities Other current liabilities are recognized at amortized cost. They comprise:

Other Current Liabilities	Dec. 31, 2005	Dec. 31, 2006
€ million		
Payroll liabilities	33	20
Social security liabilities	19	18
Tax liabilities	39	34
Accrued interest liabilities	13	12
Liabilities from derivative financial instruments	31	22
Miscellaneous liabilities	80	75
	215	**181**

Tax liabilities include not only Group companies' own tax liabilities, but also taxes withheld for payment to the authorities on behalf of third parties.

Liabilities for social expenses include, in particular, social insurance contributions that had not been paid by the closing date.

The other liabilities comprise mainly guarantees, commission payments to customers and reimbursements of expenses.

The remaining liabilities include €2 million (2005: €1 million) to other affiliated companies.

(26) Further information on liabilities €579 million (2005: €607 million) of the liabilities had maturities of more than five years.

Liabilities of €36 million (2005: €32 million) were secured, including €36 million (2005: €32 million) secured by mortgages.

The total amount includes €12 million (2005: €13 million) in accrued interest.

Other Information

(27) Employees The number of employees as of December 31, 2006, classified by corporate functions, was as follows:

Employees by Function	Dec. 31, 2005	Dec. 31, 2006
Marketing	2,797	2,513
Production	13,266	11,956
Research	583	390
Administration	1,636	1,622
	18,282	**16,481**

(28) Assets and liabilities held for sale The consolidated financial statements for the LANXESS Group as of December 31, 2005 contained assets and liabilities classified as held for sale.

Disposal Group	Dec. 31, 2005
€ million	
Property, plant and equipment	17
Inventories	43
Receivables and other assets	54
Provisions	14
Liabilities	6

These were divested with the fibers business as of February 28, 2006 and the paper business as of March 31, 2006. The consolidated financial statements for the LANXESS Group as of December 31, 2006 do not contain any assets or liabilities classified as held for sale.

(29) Contingent liabilities and other financial commitments Contingent liabilities as of December 31, 2006 amounted to €1 million (2005: €7 million). They result entirely from liabilities assumed on behalf of third parties and comprise:

Contingent Liabilities	Dec. 31, 2005	Dec. 31, 2006
€ million		
Bills of exchange	1	0
Guarantees	6	1
	7	**1**

These are potential future commitments in cases where the occurrence of certain events in the future would create an obligation, the existence of which is uncertain at the balance sheet date. Guarantees comprise mainly bank guarantees where subsidiaries guarantee third parties' liabilities to banks resulting from contractual agreements with the LANXESS Group. A liability to perform under the guarantee arises if the debtor does not settle the liability on time or becomes insolvent.

As a personally liable partner in Bayer Industry Services GmbH & Co. OHG, LANXESS may be required to inject further capital into this company in the future.

Apart from provisions, liabilities and contingent liabilities, financial commitments also exist under leasing and long-term rental agreements.

The minimum non-discounted future payments relating to operating leases total €86 million (2005: €70 million). These payment obligations are due as follows:

Year Due	
€ million	
2007	14
2008	13
2009	12
2010	10
2011	9
After 2011	28
	86

Financial commitments resulting from orders already placed under purchase agreements relating to planned or ongoing capital expenditure projects for property, plant and equipment total €32 million (2005: €32 million). €17 million of these payments are due in 2007 and €15 million in 2008.

Under Article 133 paragraph 1 sentence 1 of the German Transformation Act, all legal entities involved in a spin-off are jointly and severally liable for the obligations of the transferring entity that exist at the date of the spin-off. This means that Bayer AG and LANXESS AG are jointly and severally liable for obligations of Bayer AG that existed when the LANXESS Group was spun off from Bayer. However, under Article 133 paragraph 3 of the Act, each company's liability for the obligations not assigned to it under the Spin-Off and Acquisition Agreement is limited to five years.

The Spin-Off and Acquisition Agreement specifies that Bayer AG shall indemnify LANXESS AG against any legally imposed joint liability, including that under Article 133 of the German Transformation Act, and from joint and several liability for commitments and obligations that were not assigned to LANXESS under the Agreement.

Description of the master agreement In a master agreement concluded between Bayer AG and LANXESS AG at the same time as the Spin-off and Acquisition Agreement, Bayer AG and LANXESS AG agreed, among other things, on commitments regarding mutual exemption from joint liability for commitments of the other party and arrangements regarding the allocation of liability for product liability commitments, environmental contamination and antitrust violations. The main provisions of the master agreement on these issues are outlined below.

Joint liability, and joint and several liability Under the master agreement, Bayer AG must indemnify LANXESS AG and all the companies affiliated with LANXESS AG against joint liability, or joint and several liability, for commitments of the Bayer Group arising from the worldwide realignment of the Bayer Group in 2002 and 2003. Bayer AG must also indemnify LANXESS AG and all the companies affiliated with LANXESS AG from joint liability, or joint and several liability, resulting from measures taken to establish the LANXESS Group, to the extent that such liability relates to commitments that cannot be, or have not expressly been, assigned to the LANXESS Group. LANXESS AG must in turn indemnify Bayer AG and all the companies affiliated with Bayer AG from joint liability, or joint and several liability, resulting from measures taken to establish the LANXESS Group, to the extent that such liability relates to commitments that can be, or have expressly been, assigned to the LANXESS Group.

Environmental contamination The master agreement specifies which of the parties is liable vis-à-vis the other party for site-specific environmental contamination that was caused or occurred up to the qualifying date, i.e. the date on which the spin-off is deemed to have taken economic effect (July 1, 2004). The fundamental legal consequence of this arrangement is that the party to whom liability is assigned is required to indemnify the other party and companies affiliated with the other party from all public- or private-law liability to authorities or other third parties with respect to environmental contamination at the sites in question. The arrangement allocating liability for environmental contamination essentially establishes the respective party's liability for the status quo at the sites which it and the companies affiliated with it used on the qualifying date. The liability arrangement also includes elements of origination liability. As a consequence, liability is based on the sites affected in each case. In this respect certain distinctions are made, which are briefly explained below.

LANXESS AG is basically liable – subject to opportunities for potential exoneration – for all environmental contamination at what are known as the LANXESS sites. This essentially means the sites in Germany and other countries used by the LANXESS Group on the qualifying date. Bayer AG, on the other hand, is basically liable – again, subject to opportunities for potential exoneration – for all environmental contamination at what are known as the Bayer sites. This essentially means all the sites owned by Bayer AG or companies affiliated with it or used by Bayer AG and companies affiliated with it (with the exception of LANXESS sites). With respect to possible liability for environmental contamination of the sites of other third parties, the agreement provides that LANXESS AG is liable for such contamination if it was caused by a LANXESS site (via the groundwater) and that Bayer AG is liable if such contamination was caused by a Bayer site (via the groundwater). The master agreement also contains special arrangements regarding the allocation of liability for contamination of specific sites (including landfill sites) and for such liability arising from certain corporate acquisition agreements.

The master agreement limits the liability of LANXESS AG and companies affiliates with LANXESS AG for environmental contamination to a total of €350 million, although this maximum relates – to put it simply – only to measures that have been ordered, agreed or carried out by the end of 2009. LANXESS AG and the companies affiliated with LANXESS AG otherwise have unlimited liability for environmental contamination.

Product liability The master agreement specifies the allocation of each party's liability vis-à-vis the other party in relation to third-party product liability claims, whereas direct product liability claims by either party against the other are expressly excluded. The legal consequence of allocation of liability to one of the parties is that this party is required to indemnify the other party and the companies affiliated with that party against the relevant product liability commitment. The master agreement essentially makes the following distinctions with respect to the allocation of liability:

The LANXESS Group on the one hand and the Bayer Group on the other hand are each fundamentally liable for all product liability commitments arising from or in connection with defective products that were put on the market in the past by their business units that were operational on the qualifying date or were subsequently put on the market prior to the effective date of the spin-off. The products put on the market by individual business units are determined, for example, by the "UVP" numbers which are assigned to every product. With respect to product liability commitments arising from or in connection with defective products that are put on the market after the effective date of the spin-off, the master agreement refers to the provisions of applicable law and does not therefore contain any particular contractual arrangement. The master agreement also includes a special arrangement for defective products put on the market by certain companies, plants or production facilities that have since been sold and assigns product liability to LANXESS AG in these cases. It also contains another special arrangement, under which product liability with respect to certain products, particularly products from the discontinued business areas and business groups of the Bayer Group that were allocated to the LANXESS Group, is assigned to LANXESS AG.

Antitrust violations The master agreement specifies the allocation of each party's liability for antitrust violations vis-à-vis the other party. Antitrust liabilities are obligations and liabilities relating to the payment of fines and other (secondary) penalties, obligations to pay damages – including penal damages – to third parties, and obligations to third parties to compensate them for revenues or benefits lost as a result of antitrust violations.

The LANXESS Group is liable vis-à-vis the Bayer Group for any obligations arising from antitrust violations for which the LANXESS operations are responsible. Bayer, in turn, is liable vis-à-vis LANXESS for any obligations arising from antitrust violations for which Bayer is responsible. Each party is required to reimburse the other party the amounts required to meet claims arising from antitrust violations.

In addition to this general principle, there are special arrangements for antitrust proceedings and civil proceedings in connection with certain products of the former Rubber Business Group of Bayer, which was allocated to the LANXESS Group. LANXESS has to pay 30% of the liabilities for these proceedings and Bayer 70%. Reimbursements made by LANXESS AG have now reached the limit set for its liability. In addition to this maximum amount, it is liable for the reimbursement of income tax paid as a result of limited tax deductibility and the proportionate costs of external legal counsel, which are split between LANXESS and Bayer in a ratio of 30:70.

(30) Related parties In the course of its operations, the LANXESS Group sources materials, inventories and services from a large number of business partners around the world. These include companies in which LANXESS AG has a direct or indirect interest. Transactions with these companies are carried out on an arm's length basis.

Transactions with associated companies included in the consolidated financial statements by the equity method mainly comprise the purchase of site services in the fields of utilities, infrastructure and logistics totaling €423 million (2005: €433 million) from Bayer Industry Services GmbH & Co. OHG. As a result of these transactions, there were trade payables of €41 million (2005: €87 million) pertaining to Bayer Industry Services GmbH & Co. OHG on December 31, 2006.

No material business transactions were undertaken with other associated companies.

(31) Compensation of the Management Board and the Supervisory Board In fiscal 2006 short-term compensation totaling €4,380,000 (2005: €4,233,000) was paid to the members of the LANXESS AG Management Board. This comprised fixed salaries of €2,047,000 (2005: €1,971,000) and bonus payments of €2,333,000 (2005: €2,262,000).

In addition, the members of the Management Board received compensation under the Long Term Incentive Program (LTIP): This gave rise to expense of €1,627,000 (2005: €709,000) comprising €990,000 (2005: €404,000) for the stock-based Stock Performance Plan and €637,000 (2005: €305,000) for the non-stock-based Economic Value Plan. Further details of the components of the LTIP can be found in Note [21].

As in the previous year, the Management Board members were granted 1,121,400 stock-based rights as part of their compensation. The fair value of these rights at the time of granting was €1,267,000 (2005: €886,000).

Details of the compensation system for Management Board members and an individual breakdown of compensation are given in the Compensation Report section of the Group Management Report for fiscal 2006.

Further, in fiscal 2006 service cost of €4,841,000 (2005: €537,000) relating to defined benefit pension plans was incurred for members of the Management Board as part of their compensation package. The increase compared with the previous year reflects an adjustment in pension commitments.

The total remuneration of members of the Supervisory Board was €2,964,000 in 2006 (2005: €650,000). This comprised short-term remuneration components totaling €844,000 (2005: €650,000) and long-term components totaling €2,120,000 (2005: €0). Long-term remuneration components were allocated to the Supervisory Board members for the first time in 2006.

Details of the remuneration system for members of the Supervisory Board and an individual breakdown of the amounts paid are contained in the corporate governance report in the section headed Compensation Report of the Supervisory Board.

No loans were granted to members of the Management Board or the Supervisory Board in fiscal 2006 or 2005.

(32) Financial instruments Primary financial instruments are reflected in the balance sheet. In compliance with IAS 39, asset instruments are categorized as "at fair value through profit or loss," "held to maturity" or "available for sale" and, accordingly, recognized at fair value or cost. Financial instruments that constitute liabilities, are not held for trading and are not derivatives, are carried at amortized cost.

Risks and risk management The global alignment of the LANXESS Group exposes its business operations, earnings and cash flows to a number of market risks. Material financial risks to the Group as a whole are centrally managed. Financial risks chiefly relate to exchange rates, interest rates, credit risk and raw material prices.

These risks could impair the earnings and financial position of the LANXESS Group. The various risk categories and risk management systems for the LANXESS Group are outlined below.

Financial risks

Currency risk: Since the LANXESS Group undertakes transactions in a numerous currencies, it is exposed to the risk of fluctuations in the relative value of these currencies, particularly the value of the euro against the U.S. dollar.

Currency risks from potential declines in the value of financial instruments due to exchange rate fluctuations (transaction risks) arise mainly when receivables and payables are denominated in a currency other than the company's local currency.

Currency risks relating to operating activities are systematically monitored and analyzed. The level of hedging of such risks is regularly reviewed. In some cases forecasted transactions are also hedged. A substantial proportion of contractual and foreseeable currency risks are hedged using derivative financial instruments. Changes in the fair values of these instruments are recognized in the income statement or in the financial result. Changes in the fair values of cash flow hedges are recognized in equity under other comprehensive income/loss. In 2006 equity increased by changes in the fair value of cash flow hedges amounting to €22 million (2005: decrease by €11 million). This includes €11 million released from equity and recognized as a gain in the accounting period following the realization of the underlying transaction (2005: loss of €2 million). Hedging took place through forward contracts and currency options with positive fair values of €38 million (2006: €5 million) and negative fair values of €3 million (2005: €17 million) on December 31, 2006. The total notional value of these hedges was €828 million (2005: €579 million), including €500 million (2005: €434 million) due within one year. In fiscal 2006 a hedging contract concluded to hedge a currency risk in yen was closed out because the underlying transaction was no longer expected to take place. The resultant expense was €2 million.

Since the LANXESS Group concludes derivative contracts for a significant proportion of its currency risks, it believes that, in the short term, a significant rise or fall in the euro against other major currencies would not have any material impact on future cash flows. In the long run, however, these exchange rate fluctuations could have a negative effect on cash flows should the LANXESS Group not be in a position to absorb them, e.g. via the pricing of its products in the relevant local currencies.

Currency risks arising on financial transactions, including interest, are generally fully hedged. The main instruments used are forward contracts.

Many companies in the LANXESS Group are based outside the euro zone. Since the Group prepares its consolidated financial statements in euros, the annual financial statements of these subsidiaries are translated into euros for consolidation purposes. Changes in the average exchange rate of a currency from one period to the next can materially affect the translation of sales and earnings reported in this currency (translation risk). Unlike transaction risk, translation risk has no impact on Group cash flows in the local currency.

The LANXESS Group has material assets, liabilities and businesses outside the euro zone that report in local currencies. Their long-term currency risk is estimated and evaluated on a regular basis. In view of the risks involved in such cases, however, hedging transactions are only concluded if consideration is being given to withdrawing from a particular business and it is intended to repatriate the funds released by the withdrawal. The LANXESS Group does, however, reflect in equity the effects of exchange rate fluctuations on the translation of net positions into euros.

Interest rate risk: Fluctuations in market interest rates can cause fluctuations in the overall return on a financial instrument. Interest rate risk mainly affects financial assets and financial liabilities.

Where financial assets and financial liabilities are exposed to interest rate risk due to variable interest rates, hedging via derivative financial instruments, such as interest rate swaps and cross-currency interest rate swaps, plays a prominent role.

Credit risk: This arises from the possibility that counterparties could default on their obligations to the LANXESS Group from transactions involving financial instruments. Since the LANXESS Group does not normally conclude master netting arrangements with counterparties, the total amounts of these assets represents the maximum exposure to credit risk. However, netting is essentially possible within any master agreements made.

Given the LANXESS Group's customer structure, it is not exposed to any significant country default risk.

Raw material price risk: The LANXESS Group is exposed to changes in the market prices of commodities used for its business operations. It is possible that increases in the cost of procuring energy and raw materials can only be passed on to customers to a limited extent and therefore have a material impact on LANXESS's operating result. Market price risks are systematically monitored, analyzed and controlled through financial risk management. The aim is to achieve a deliberate and controlled reduction in the volatility of cash flows and thus the volatility of the company's economic value by making systematic use of derivative financial instruments such as for natural gas, fuel oil and gasoline (strategic management). Changes in the fair values of commodity derivatives are recognized in the income statement in other operating income or expense. Where cash flow hedges qualify for hedge accounting, such changes are recognized in equity under other comprehensive income without impacting earnings until the hedged transaction is realized. In 2006, changes in the value of cash flow hedges impacted equity by €11 million (2005: €4 million). This includes €13 million (2005: €6 million) released from equity and recognized as a loss in the accounting period following the realization of the underlying transaction. Hedges comprised commodity swaps with positive fair values of €0 million on December 31, 2006 (2005: €10 million) and negative fair values of €18 million (2005: €1 million). The total notional value of these hedges was €126 million (2005: €72 million), including €100 million (2005: €56 million) due within one year.

Derivative financial instruments Derivatives with a fair value of €47 million (2005: €28 million) are capitalized in the consolidated financial statements of the LANXESS Group for fiscal 2006. Instruments with a negative fair value totaling €22 million (2005: €31 million) are recognized as liabilities. "Regular way" purchases and sales of financial assets and liabilities are recorded at the settlement date in compliance with IAS 39.

Derivative Financial Instruments	Dec. 31, 2005		
€ million	Notional value	Positive fair values	Negative fair values
Forward exchange contracts	1,266	3	(27)
Currency options	151	2	(3)
Commodity contracts	92	23	(1)
Total	**1,509**	**28**	**(31)**

Derivative Financial Instruments	Dec. 31, 2006		
€ million	Notional value	Positive fair values	Negative fair values
Forward exchange contracts	1,985	41	(3)
Currency options	182	6	(1)
Commodity contracts	126	0	(18)
Total	**2,293**	**47**	**(22)**

The total notional value of commodity swaps contracts was €126 million (2005: €92 million), including €100 million (2005: €76 million) due within one year. Forward contracts and currency options have a combined notional value of €2,167 million (2005: €1,417 million), including €1,839 million (2005: €1,271 million) due within one year.

Bonds On June 21, 2005 LANXESS issued a Euro Benchmark Bond with a maturity of 7 years. The bond has a coupon of 4.125% and the nominal issue volume was €500 million. The carrying amount of the bond as of December 31, 2006 was €498 million (2005: €497 million) and its fair value was €482 million (2005: €504 million).

Determination of fair value The main methods and assumptions used to ascertain the fair value of financial instruments are outlined below:

Trade receivables and other receivables:
The fair value of receivables due within one year corresponds to their nominal value. That of all other receivables is determined by discounting them to present value where feasible.

In the case of liabilities to banks, the fair value is the nominal value.

Trade payables and other liabilities:
The fair value of liabilities due within one year corresponds to their nominal value. That of all other liabilities is determined by discounting them to present value where feasible.

The fair value of securities is determined from their market price on the closing date, without taking transaction costs into account.

The Euro Benchmark Bond is actively traded on a liquid market. Its fair value is the price determined and published by the stock market.

The fair value of loans is determined from discounted future interest and repayment installments.

The fair value of liabilities for lease payments is the present value of the net lease payments calculated using the market rate for comparable leasing agreements.

Many of the derivative financial instruments used by LANXESS are traded in an active, liquid market. The fair value of forward contracts is derived from their trading or listed price using the "forward method". Currency options are valued using the asset pricing model derived from Black & Scholes. The fair value of commodity swaps is also derived from their trading or listed price using the "forward method". If no market price is available, the value is determined using recognized capital market pricing methods.

The following interest rates were used to determine fair values:

	Dec. 31, 2005	Dec. 31, 2006
in %		
Euro Benchmark Bond	4.1	4.1
Leasing liabilities	5.0	5.0

(33) Notes to the Cash Flow Statement

Net cash flow provided by operating activities The net operating cash flow of €409 million in 2006 (2005: €624 million) reflects an improvement in the operating result of the LANXESS Group along with cash outflows for restructuring and antitrust proceedings. Alongside income before income taxes of €287 million (2005: loss of €117 million), it includes depreciation and amortization of €262 million (2005: €313 million) and cash outflows of €107 million due to changes in balance sheet items (2005: cash inflow of €347 million). It also includes cash outflows for income taxes totaling €68 million (2005: €25 million).

Net cash used in investing activities Additions to property, plant and equipment resulted in a cash outflow of €267 million in 2006 (2005: €251 million). Proceeds from the divestment of subsidiaries and other businesses led to a cash inflow of €104 million (2005: outflow of €5 million), principally from the sale of the Fibers and Paper business units. Further cash inflows comprised interest receipts of €10 million (2005: €7 million) and dividend receipts of €11 million (2005: €3 million). Cash outflows for financial assets related to the purchase of debt instruments and the pro rata assumption of the loss reported by the associate reflected at equity. The net cash outflow for investing activities was €207 million (2005: €246 million).

Net cash used in financing activities The net cash outflow for financing activities amounted to €164 million (2005: €319 million), including €124 million (2005: €241 million) for the repayment of loans. Interest payments and other financial disbursements led to a further cash outflow of €39 million (2005: €76 million).

Cash and cash equivalents Cash and cash equivalents (cash, checks, bank balances) amounted to €171 million on December 31, 2006 (2005: €136 million). In accordance with IAS 7, this item also includes securities with maturities of up to three months from the date of acquisition.

(34) Segment Reporting

Notes to the segment reporting The valuation principles applied in segment reporting correspond to the recognition and valuation principles used for the consolidated financial statements prepared in accordance with IFRS. In accordance with IAS 14, a breakdown of certain financial statement data is given by business segment and geographical region. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of risks and returns in the Group. The aim is to provide users of the financial statements with meaningful information regarding the profitability and future prospects of the Group's activities.

On December 31, 2006 the LANXESS Group comprised the following reporting segments:

Segment	Operations
Performance Rubber	Special-purpose rubber and rubber chemicals for high-quality rubber products, e.g. for use in vehicles, tires, construction and footwear.
Engineering Plastics	Thermoplastics for high-tech applications in the automotive, household, leisure and electronics sectors.
Chemical Intermediates	Global supplier of basic chemicals as intermediates for the agrochemicals and coatings industries; fine chemicals as precursors and intermediates for pharmaceuticals, agrochemicals and specialty chemicals; inorganic pigments for the coloring of concrete, emulsion paints and other coatings.
Performance Chemicals	Material protection products, finishing agents for the leather industry, ion exchange resins for water treatment, and plastics additives such as flame retardants and plasticizers.

Other/Consolidation This segment eliminates intersegment items and reflects assets and liabilities not directly allocable to the core segments. These include, in particular, the Corporate Center. The segment also includes the interest in Bayer Industry Services GmbH & Co. OHG, which has an equity value of €5 million and gave rise to an equity-method loss of €16 million.

The reporting regions are those into which LANXESS's activities are organized: EMEA (Europe excluding Germany, Middle East, Africa), Germany, Americas, and Asia-Pacific.

Segment assets principally comprise property, plant and equipment, intangible assets, inventories and trade receivables. Segment assets do not contain liquid assets or current and non-current financial assets.

Reconciliation of Segment Assets	2005	2006
€ million		
Segment assets	4,039	3,796
Non-current financial assets	26	41
Deferred tax assets	103	84
Current financial assets	37	113
Liquid assets	136	171
Group assets	**4,341**	**4,205**

Segment liabilities basically consist of trade payables, other liabilities and provisions. They do not include current and non-current financial liabilities and income tax liabilities.

Reconciliation of Segment Liabilities	2005	2006
€ million		
Segment liabilities	2,141	1,964
Non-current financial liabilities	644	632
Deferred tax liabilities	75	57
Current financial liabilities	172	50
Income tax liabilities	53	74
Group liabilities	**3,085**	**2,777**

Capital expenditures made by the segments mainly comprised additions to intangible assets, property, plant and equipment.

All depreciation, amortization and write-downs in fiscal 2005 and 2006 were recognized directly in income.

In fiscal 2006, the core segments reported non-cash expenses of €173 million. Of these, €27 related to Performance Chemicals, €19 million to Engineering Plastics, €69 million to Chemical Intermediates and €58 million to Performance Chemicals. The main non-cash expenses comprised allocations to provisions and write-downs of inventories and receivables.

Allocations to provisions in the Other/Consolidation segment included provisions for non-cash expenses totaling €27 million in connection with the Group-wide restructuring program. These expenses are allocated to this segment because the Group-wide restructuring program mainly comprises headcount adjustments at Group companies, especially in central functions. Thus the allocation of these expenses to the operating segments would not correctly reflect their origin. Overall non-cash expenses of €172 million were allocated to the Other/Consolidation segment.

Segment and region data

Business Segments	2005	2006	2005	2006	2005	2006
€ million	Performance Rubber		Engineering Plastics		Chemical Intermediates	
External sales	1,678	1,776	1,737	1,708	1,535	1,533
Intersegment sales	2	0	22	29	88	94
Segment/Group sales	1,680	1,776	1,759	1,737	1,623	1,627
Segment result/EBIT	108	178	10	70	129	181
Segment assets	1,033	1,060	775	794	840	824
Capital expenditures	75	89	45	63	59	45
Depreciation and amortization	63	68	33	33	66	64
Write-downs			23		16	
Segment liabilities	408	347	353	300	262	360
Employees (December 31)	3,119	2,967	3,479	2,814	3,353	3,658
Employees (average for the year)	3,079	3,007	3,507	2,865	3,551	3,663

Geographical Regions	2005	2006	2005	2006	2005	2006
€ million	EMEA (excluding Germany)		Germany		Americas	
External sales by market	2,494	2,312	1,538	1,614	1,928	1,788
Segment assets	831	785	1,870	1,792	1,054	947
Capital expenditures	63	54	117	105	47	85
Employees (December 31)	3,290	3,083	9,410	8,263	3,694	3,094

	2005	2006	2005	2006	2005	2006
	Performance Chemicals		Other/ Consolidation		LANXESS	
	1,977	1,812	223	115	7,150	6,944
	23	19	(135)	(142)	0	0
	2,000	1,831	88	(27)	7,150	6,944
	118	155	(337)	(208)	28	376
	1,065	887	326	231	4,039	3,796
	61	55	11	15	251	267
	66	59	18	27	246	251
		5	28	6	67	11
	461	410	657	547	2,141	1,964
	4,743	3,891	3,588	3,151	18,282	16,481
	4,824	4,293	3,632	3,160	18,593	16,988

	2005	2006	2005	2006
	Asia-Pacific		LANXESS	
	1,190	1,230	7,150	6,944
	284	272	4,039	3,796
	24	23	251	267
	1,888	2,041	18,282	16,481

(35) Subsequent events The acquisition of a 50% interest in Chrome International South Africa Ltd. (CISA) in South Africa from our previous joint venture partner Dow Chemical Group took legal and economic effect on February 1, 2007. We are now the sole owner of the sodium dichromate production operations at Newcastle, South Africa.

In February 2007 we had to halt production of hydrazine hydrate at our facility in Weifang, China following an operational incident. The standstill is expected to last several months. We have therefore declared a state of force majeure to our customers in the Asia-Pacific region. At present we estimate that this will diminish EBITDA pre exceptionals by an amount in the mid-single-digit million euro range.

(36) Audit fees The LANXESS Group recognized audit fees of €8,118,000 (2005: €6,121,000) as expenses in 2006. Of this amount, €2,784,000 (2005: €3,408,000) relates to the auditing of financial statements, €1,504,000 (2005: €665,000) to audit-related services and other audit work, and €3,830,000 (2005: €2,048,000) to other services rendered to Group companies. The fees for financial statements auditing comprise all fees, including incidental expenses, paid or still to be paid with respect to the audit of the consolidated financial statements of the Group and the issuance of an opinion thereon, as well as for the audit of the legally prescribed financial statements of LANXESS AG and its subsidiaries. Fees paid to the auditor of the consolidated financial statements of the LANXESS Group comprised €5,188,000 (2005: €3,551,000), of which €1,135,000 (2005: €1,208,000) was for auditing the financial statements, €1,145,000 (2005: €665,000) for audit-related services and other audit work, and €2,908,000 (2005: €1,678,000) for other services rendered to Group companies.

(37) Declaration of Compliance pursuant to Article 161 Stock Corporation Act A Declaration of Compliance with the German Corporate Governance Code has been issued pursuant to Article 161 of the German Stock Corporation Act and made available to stockholders.

(38) Exemptions under Article 264 paragraph 3 German Commercial Code The following German subsidiaries made use of some of the disclosure exemptions granted in Article 264 paragraph 3 of the German Commercial Code:

Erste LXS GmbH, Leverkusen
IAB Ionenaustauscher GmbH Bitterfeld, Greppin
LANXESS Accounting GmbH, Leverkusen
LANXESS Buna GmbH, Marl
LANXESS Deutschland GmbH, Leverkusen
LANXESS Distribution GmbH, Cologne
LANXESS Europe GmbH, Leverkusen
LXS Dormagen Verwaltungs-GmbH
(formerly Dorlastan Fibers GmbH), Dormagen
Perlon-Monofil GmbH, Dormagen
PharmAgro GmbH, Cologne
Rhein Chemie Rheinau GmbH, Mannheim
SALTIGO GmbH, Leverkusen
Suberit Kork GmbH, Mannheim
Zweite LXS GmbH, Leverkusen

Leverkusen, March 5, 2007

LANXESS Aktiengesellschaft, Leverkusen

The Management Board

Dr. Axel C. Heitmann   Dr. Ulrich Koemm

Dr. Rainier van Roessel   Dr. Martin Wienkenhöver   Matthias Zachert

Auditor's Report

We have audited the consolidated financial statements prepared by the LANXESS Aktiengesellschaft, Leverkusen, comprising the income statement, balance sheet, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and the management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). These standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and in the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these provisions. The management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development

Cologne, March 5, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(P. Albrecht) German Public Auditor

(J. Sechser) German Public Auditor


Europe
6 Asia
4 Africa
5 Australia

	Site	Detailed Map	Point
O	Orange, U.S.A.	2	41
P	Pittsburgh, U.S.A.	2	42
	Port Jérôme, France	1	43
	Porto Feliz, Brazil	3	44
	Puteaux, France	1	45
Q	Qingdao, China	6	46
R	Rustenburg, South Africa	4	47
S	São Paulo, Brazil	3	48
	Sarnia, Canada	2	49
	Shanghai, China	6	50
	Seoul, South Korea	6	51
	Singapore	6	52
T	Tarragona, Spain	1	53
	Thane, India	6	54
	Tokyo, Japan	6	55
	Tongling, China	6	56
	Toyohashi, Japan	6	57
V	Vadodara, India	6	58
	Vilassar de Mar, Spain	1	59
W	Weifang, China	6	60
	Wuxi, China	6	61
Z	Zárate, Argentina	3	62
	Zwijndrecht, Belgium	1	63

Example: Site Addyston, U.S.A. **Detailed Map** 2 **Point** 1

Auditor's Report

We have audited the consolidated financial statements prepared by the LANXESS Aktiengesellschaft, Leverkusen, comprising the income statement, balance sheet, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB ("Handelsgesetzbuch": German Commercial Code) are the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and the management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). These standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and in the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these provisions. The management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Cologne, March 5, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(P. Albrecht)
German Public Auditor

(J. Sechser)
German Public Auditor

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact Corporate Communications
Christoph Sieder
Head of Corporate Communications
Tel. +49-214 30 33333
E-mail: mediarelations@lanxess.com

Contact Investor Relations
Michael Pontzen
Head of Investor Relations
Tel. +49-214 30 33333
E-mail: ir@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49-214 30 33333
www.lanxess.com

Concept, text and design
Kirchhoff Consult AG, Hamburg, Germany

Photography
Claudia Kempf, Wuppertal, Germany

English edition
Bayer Industry Services GmbH & Co. OHG
Central Language Service

Printed by
Kunst- und Werbedruck, Bad Oeynhausen, Germany

Financial Calendar for 2007	
May 9	Interim Report Q1 2007
May 31	Annual Stockholders' Meeting (Duesseldorf Fairground)
August 16	Interim Report Q2 2007
November 14	Interim Report Q3 2007


Europe
6
Asia
4
Africa
5 Australia

	Site	Detailed Map	Point
O	Orange, U.S.A.	2	41
P	Pittsburgh, U.S.A.	2	42
	Port Jérôme, France	1	43
	Porto Feliz, Brazil	3	44
	Puteaux, France	1	45
Q	Qingdao, China	6	46
R	Rustenburg, South Africa	4	47
S	São Paulo, Brazil	3	48
	Sarnia, Canada	2	49
	Shanghai, China	6	50
	Seoul, South Korea	6	51
	Singapore	6	52
T	Tarragona, Spain	1	53
	Thane, India	6	54
	Tokyo, Japan	6	55
	Tongling, China	6	56
	Toyohashi, Japan	6	57
V	Vadodara, India	6	58
	Vilassar de Mar, Spain	1	59
W	Weifang, China	6	60
	Wuxi, China	6	61
Z	Zárate, Argentina	3	62
	Zwijndrecht, Belgium	1	63

Example: Site Addyston, U.S.A. **Detailed Map** 2 **Point** 1

<< LANXESS HAS A PRESENCE THROUGHOUT THE WORLD.

Our employees at production sites and offices in all major regions are the key to offering our business partners the best possible service on the world's markets.




1
2
North America
49
1
13
10
5
42
11
4
41
36
28
3
South America
44
48
62
9

	Location	Map	No.
A	Addyston, U.S.A.	2	1
	Antwerp, Belgium	1	2
B	Barcelona, Spain	1	3
	Baytown, U.S.A.	2	4
	Birmingham, U.S.A.	2	5
	Bitterfeld, Germany	1	6
	Branston, U.K.	1	7
	Brunsbuettel, Germany	1	8
	Buenos Aires, Argentina	3	9
	Burgettstown, U.S.A.	2	10
	Bushy Park, U.S.A.	2	11
C	Castres, France	1	12
	Chardon, U.S.A.	2	13
	Cologne, Germany	1	14
D	Dormagen, Germany	1	15
F	Filago, Italy	1	16
	Fribourg, Switzerland	1	17
H	Hamm-Uentrop, Germany	1	18
	Homebush Bay, Australia	5	19
	Hong Kong, China	6	20
I	Isithebe, South Africa	4	21
J	Jinshan, China	6	22
	Johannesburg, South Africa	4	23
K	Katol, India	6	24
	Krefeld-Uerdingen, Germany	1	25
L	Langenfeld, Germany	1	26
	La Wantzenau, France	1	27
	Lerma, Mexico	2	28
	Leverkusen, Germany	1	29
M	Madurai, India	6	30
	Milan, Italy	1	31
	Mannheim, Germany	1	32
	Map Ta Phut, Thailand	6	33
	Marl, Germany	1	34
	Merebank, South Africa	4	35
	Mexico City, Mexico	2	36
	Moxi, India	6	37
N	Nandesari, India	6	38
	Newcastle, South Africa	1	39
	Newbury, U.K.	2	40

LANXESS AG
51369 Leverkusen
Germany
Tel +49 (0) 214 30 33333
www.lanxess.com


END

LANXESS
Energizing Chemist